As filed with the Securities and Exchange Commission on November 1, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Suntech Power Holdings Co., Ltd.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(86510) 534 5000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David T. Zhang Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Central, Hong Kong (852) 2522-7886	Leiming Chen Shearman & Sterling LLP 12th Floor, Gloucester Tower, The Landmark 11 Pedder Street Central, Hong Kong (852) 2978-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Proposed maximum aggregate	Amount of
securities to be registered(2)(3)	offering price(1)	registration fee

Ordinary Shares, par value $0.01 per ordinary share	$300,000,000	$35,310

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.

(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents one ordinary share.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED                     , 2005
                             AMERICAN DEPOSITARY SHARES
Suntech Power Holdings Co., Ltd.
Representing                             Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, each representing one ordinary share of Suntech Power Holdings Co., Ltd. We are offering                     ADSs, and the selling shareholders identified in this prospectus are offering  ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We anticipate that the initial offering price of the ADSs will be between $                    and $                    per ADS.

We have applied for the listing of our ADSs on the New York Stock Exchange under the symbol “STP.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 10.

PRICE                     $          PER ADS

Underwriting
		Discounts and		Proceeds to the Selling
	Price to Public	Commissions	Proceeds to Us	Shareholders

Per ADS	$	$	$	$
Total	$	$	$	$

The underwriters have an option to purchase up to                     additional ADSs from us and an aggregate                     additional ADSs from the selling shareholders at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments of ADSs.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ADSs to purchasers on or about                     , 2005.

Credit Suisse First Boston	Morgan Stanley

CLSA Asia-Pacific Markets	SG Cowen & Co.
The date of this prospectus is                     , 2005.

OUR MISSION:

崇尚科技　以德取信

To Focus On Innovation, To Win With Integrity

Suntech

Monocrystalline Products

Cell

Module

Multicrystalline Products

Cell

Module

Page

Prospectus Summary	1
Risk Factors	10
Special Note Regarding Forward-Looking Statements	27
Use of Proceeds	29
Capitalization	30
Dilution	31
Dividend Policy	32
Exchange Rate Information	33
Enforceability of Civil Liabilities	34
Selected Consolidated Financial and Operating Data	35
Management’s Discussion and Analysis of Financial Condition and Results of Operations	38
Our Business	58
Management	77
Principal and Selling Shareholders	84
Related Party Transactions	87
Chinese Government Regulations	89
Description of Share Capital	91
Description of American Depositary Shares	99
Shares Eligible for Future Sale	105
Taxation	107
Underwriting	111
Expenses Related to this Offering	117
Legal Matters	118
Experts	118
Where You Can Find Additional Information	119
Index to Consolidated Financial Statements	F-1
EX-3.1 MEMORANDUM AND ARTICLES OF ASSOCIATION
EX-3.2 FORM OF 2ND AMENDED AND RESTATED MEMORANDUM
EX-4.2 REGISTRANTS SPECIMEN CERTIFICATE
EX-4.3 FORM OF DEPOSIT AGREEMENT
EX-4.4 SHARE PURCHASE AGREEMENT
EX-4.5 SALE AND PURCHASE AGREEMENT
EX-4.6 AGREEMENT FOR THE TRANSFER AND ASSUMPTION
EX-4.7 LONG-TERM LOAN AGREEMENT
EX-4.8 RMB LOAN AGREEMENT (SHORT-TERM)
EX-4.9 FOREIGN CURRENCY LOAN AGREEMENT
EX-5.1 FORM OF OPINION OF MAPLES AND CALDER
EX-8.1 FORM OF OPINION OF LATHAM & WATKINS LLP
EX-10.1 AMENDED AND RESTATED SHARE INCENTIVE PLAN
EX-10.2 FORM OF INDEMNIFICATION AGREEMENT
EX-10.3 FORM OF EMPLOYMENT AGREEMENT
EX-10.4 FORM OF PROPRIETARY INFORMATION AGREEMENT
EX-21.1 SUBSIDIARIES OF THE REGISTRANT
EX-23.1 CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-23.2 CONSENT OF MAPLES AND CALDER
EX-23.3 CONSENT OF LATHAM & WATKINS LLP
EX-23.4 CONSENT OF GRANDALL LEGAL GROUP
EX-99.1 CODE OF BUSINESS CONDUCT AND ETHICS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.
      We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.
      Until  (the 25th day after the commencement of the offering), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      You should read the following summary together with the more detailed information regarding our company, the ADSs being sold in this offering, and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
Overview
      We are one of the leading solar energy companies in the world as measured by production output in 2004. Since we commenced business operations in May 2002, we have grown rapidly to become one of the world’s top 10 manufacturers of photovoltaic, or PV, cells in 2004, based on production output, according to the March 2005 issue of Photon International, a magazine covering the international PV industry. We design, develop, manufacture and market a variety of PV cells and modules, which are devices that convert sunlight into electricity through a process known as the photovoltaic effect. We also provide PV system integration services in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide, including a number of European countries such as Germany and Spain, as well as China and the United States. We sell our products outside of China primarily through distributors and in China primarily to end users directly.
      We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at the lowest possible cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies, which measure the ability of PV products to convert sunlight into electricity. The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells reached 16.5% and 15.0% as of September 30, 2005, respectively. In comparison, according to a report published by the International Energy Agency in September 2004, the conversion efficiency rates of monocrystalline and multicrystaline silicon PV cells generally range between 12.0% and 17.0%, and between 11.0% and 16.0%, respectively.
      We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner.
      We have increased our manufacturing capacity by 12 times in less than three years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 megawatts, or MW. Through continuous technology innovation and capacity expansion, we have established five PV cell manufacturing lines with an aggregate capacity of 120 MW per year as of September 30, 2005. We plan to double our aggregate manufacturing capacity of PV cells by the end of 2006. We sold 0.9 MW, 6.4 MW, 29.5 MW and 41.3 MW of our products in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively.
      Our net revenues increased from $3.0 million in 2002 to $13.9 million in 2003 and to $85.3 million in 2004, representing a compound annual growth rate, or CAGR, of 431.0% from 2002 to 2004. We have been profitable since 2003. Our net income amounted to $0.9 million in 2003 and $19.8 million in 2004, representing net margin of 6.7% and 23.2%, respectively. For the nine months ended September 30, 2005, our net revenues and net income amounted to $137.0 million and $23.0 million, respectively, representing increases of 187.6% and 163.1%, respectively, over the same period in 2004.
Industry Background
      The PV industry has experienced significant growth over the past decade. According to Solarbuzz, an independent solar energy research firm, the global PV market, as measured by annual PV system installations, increased from 254 MW in 2000 to 927 MW in 2004, representing a CAGR of 38.2%, while PV industry revenues grew from approximately $2.0 billion in 2000 to approximately $6.5 billion in 2004, representing a

CAGR of 34.3%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and still has significant growth potential. Solarbuzz projects that PV industry revenues will reach $9.9 billion by 2006 and $18.6 billion by 2010.
      We believe the following factors will continue to drive the demand in the global PV industry, including the demand for our products and services:

•	rising energy demand, limited fossil energy resources with increasing prices;

•	increasing environmental awareness and regulations limiting emissions from fossil fuels;

•	growing worldwide adoption of government incentives for solar and other renewable energy sources;

•	narrowing cost differentials between solar energy and conventional energy sources; and

•	reliability, modularity, scalability and other advantages of solar energy.
Our Competitive Strengths
      We believe that we are a leader in the global solar energy market as a result of the following competitive strengths:

•	large-scale manufacturing of high-efficiency PV cells;

•	strong research and development capabilities in PV technology;

•	flexible China-based, low-cost manufacturing model;

•	established relationships with key customers and suppliers;

•	leading pure play solar energy company with high growth and profitability; and

•	experienced management team with proven technology and operational record.
Our Strategies
      Our objective is to be the global market leader for the development and manufacturing of PV products. We intend to grow our business by pursuing the following strategies:

•	enhance leading-edge technology through continuous innovation;

•	continue to improve conversion efficiency while reducing manufacturing costs;

•	secure additional long-term raw material supplies;

•	further diversify our geographic presence, customer base and product mix;

•	expand manufacturing capacity by leveraging our access to low-cost resources; and

•	capitalize on our leading market position to foster and capture future growth in China.
Our Challenges
      We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	our failure to obtain sufficient quantities of silicon wafers;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications;

•	limited adoption of PV technology and insufficient demand for PV products;

•	our inability to manage our expanding operations effectively; and

•	intense competition from both renewable and conventional energy sources.

Corporate Structure
      Our predecessor company, Wuxi Suntech Power Co., Ltd., or Suntech China, was incorporated in January 2001 and commenced business operations in May 2002. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Power Solar System Co., Ltd., or Suntech BVI, in the British Virgin Islands on January 11, 2005. Suntech BVI acquired all of the voting interests in Suntech China through a series of transactions that have been accounted for as a recapitalization. In anticipation of our initial public offering, we incorporated Suntech Power Holdings Co., Ltd., or Suntech, in the Cayman Islands as a listing vehicle on August 8, 2005. Suntech became our ultimate holding company when it issued shares to the existing shareholders of Suntech BVI on August 29, 2005 in exchange for all of the shares that these shareholders held in Suntech BVI. We conduct substantially all of our operations through Suntech China.
Corporate Information
      Our principal executive offices are located at 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. Our telephone number at this address is (86510) 534 5000 and our fax number is (86510) 534 3049.
      Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.suntech-power.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
Conventions That Apply to This Prospectus
      Unless otherwise indicated, references in this prospectus to:

•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Series A preferred shares” are to our Series A preferred shares par value $0.01 per share;

•	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech BVI” are to “Power Solar System Co., Ltd.,” our directly wholly-owned subsidiary in the British Virgin Islands;

•	“Suntech China” are to “Wuxi Suntech Power Co., Ltd.,” our predecessor and wholly-owned subsidiary in China; and

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.
      Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.
      This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 31, 2004, which was RMB8.2765 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors— Risk Related to Doing Business in China— Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On October 31, 2005, the noon buying rate was RMB8.0845 to $1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between $ and $ per ADS.

This Offering:

ADSs Offered by Us	ADSs
ADSs Offered by the Selling Shareholders	ADSs

Total	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise the over-allotment option in full).

Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise the over-allotment option in full), after giving effect to the conversion of our Series A preferred shares, but excluding ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2005 equity incentive plan.

Over-Allotment Option	We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents one ordinary share, par value $0.01 per ordinary share. The ADSs will be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement dated , 2005 among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of Proceeds	We estimate that we will receive net proceeds of approximately $ million (or $ million if the underwriters exercise the over-allotment option in full) from this offering, assuming an initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for the following purposes:

• approximately $100.0 million to purchase or prepay for raw materials;

• approximately $40.0 million to expand our manufacturing lines for the production of PV cells and modules; and

• approximately $20.0 million to enhance our research and development efforts.

We may also use a portion of the net proceeds we receive from this offering for other general corporate purposes and for the potential acquisition of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied for the listing of our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed New York Stock Exchange Symbol	“STP”

Depositary	The Bank of New York

Lock-up	We, the selling shareholders, our directors, executive officers and certain of our other existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the nine months ended September 30, 2004 and 2005 and the consolidated balance sheet data as of September 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.
      Suntech was incorporated in the Cayman Islands on August 8, 2005 as a holding company and became the parent company of Suntech BVI in late August 2005 in a reorganization of entities under common control in a manner similar to a pooling-of-interests. During April and May 2005, Suntech BVI entered into a series of transactions under which it acquired all of the outstanding equity interests in Suntech China, our operating entity. For accounting purposes, we have treated this series of transactions in April and May 2005 as a recapitalization because there was no control or collaborative group established. Accordingly, we have not applied purchase accounting to this series of transactions, and all of the assets and liabilities of Suntech China have been consolidated into Suntech at their historical amounts. As such, our historical financial and operating information for the years ended December 31, 2002, 2003 and 2004 is that of Suntech China for those periods.

				For the Nine Months Ended
	For the Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Consolidated Statement of Operations Data (in thousands, except share, per share and per ADS data)
Net revenues	$3,025	$13,888	$85,287	$47,636	$137,010
Gross profit	157	2,693	25,113	12,273	45,395
Operating expenses	1,199	1,940	5,104	3,297	12,304
(Loss) income from operations	(1,042)	752	20,009	8,976	33,091
Net (loss) income	$(897)	$925	$19,757	$8,759	$23,046
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	1,622
Net (loss) income attributable to holders of ordinary shares	(897)	925	19,757	8,759	21,424
Net (loss) income per share and per ADS(1)
— Basic	$(0.010)	$0.010	$0.220	$0.097	$0.238
— Diluted	$(0.010)	$0.010	$0.220	$0.097	$0.210
Shares used in computation(1)
— Basic	90,000,000	90,000,000	90,000,000	90,000,000	90,000,000
— Diluted	90,000,000	90,000,000	90,000,000	90,000,000	109,994,095

				For the Nine Months Ended
	For the Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Other Consolidated Financial Data (in percentages)
Gross margin	5.2%	19.4%	29.4%	25.8%	33.1%
Operating margin	(34.4)	5.4	23.5	18.8	24.2
Net margin	(29.7%)	6.7%	23.2%	18.4%	16.8%
Selected Operating Data
Products sold (in MW)
PV cells	0.1	4.9	3.6	2.9	7.7
PV modules	0.8	1.5	25.9	14.1	33.6

Total	0.9	6.4	29.5	17.0	41.3

Average selling price (in $ per watt)
PV cells	$1.78	$1.99	$2.02	$2.02	$2.97
PV modules	$3.48	$2.77	$3.01	$2.93	$3.42

(1)	All share, per share and per ADS data have been restated to give retroactive effect to the reorganization discussed above.

      The following table presents a summary of our consolidated balance sheet data as of December 31, 2004 and September 30, 2005:

•	on an actual basis; and

•	on a pro forma basis to give effect to (1) the automatic conversion of all of our outstanding Series A preferred shares into 34,667,052 ordinary shares upon completion of this offering and (2) the issuance and sale of the ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

	As of
	December 31,
	2004	As of September 30, 2005

	Actual	Actual	Pro Forma

	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$19,122	$24,571	$
Inventories	17,472	39,129		39,129
Accounts receivable	5,253	2,539		2,539
Property, plant and equipment, net	13,211	32,976		32,976
Total assets	68,468	135,234
Short-term borrowings	34,442	46,377		46,377
Total current liabilities	40,225	63,893		63,893
Long-term borrowings	—	4,943		4,943
Accrued warranty costs	848	2,118		2,118
Series A redeemable convertible preferred shares	—	81,622		—
Total shareholders’ equity (deficit)	27,396	(17,827)
Total liabilities and shareholders’ equity	$68,468	$135,234	$

RISK FACTORS
      An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.
Risks Related to Our Company and Our Industry
          Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.
      We have a limited operating history. We completed our first PV cell manufacturing line in August 2002 and began commercial shipment of PV cells in September 2002. With the rapid growth of the PV industry, we have experienced a high growth rate since 2002. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.
          We have incurred losses in prior periods and may incur losses in the future.
      We incurred a net loss of $0.9 million in 2002, and we may incur losses in the future. We expect our operating expenses to increase as we expand our operations. Our ability to maintain profitability depends on the growth rate of the PV market, the continued market acceptance of PV products, the competitiveness of our products and services as well as our ability to provide new products and services to meet the demands of our customers. Even though we have been profitable in recent periods, we may not be able to sustain or increase profitability in the future.
          Failure to obtain sufficient quantities of silicon wafers could decrease our revenues and prevent us from expanding as planned.
      Silicon wafers are the most important raw materials for making PV products. To maintain competitive manufacturing operations, we depend on our suppliers’ timely delivery of quality silicon wafers in sufficient quantities and at acceptable prices. Our silicon wafer suppliers, in turn, depend on silicon manufacturers to supply silicon required for the production of silicon wafers. The significant growth of the PV industry has resulted in a significant increase in demand for silicon and silicon wafers, and we have, from time to time, experienced late delivery and supply shortages. In particular, some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the PV industry. As a result, increases in the demand for silicon from the semiconductor industry may in the future result in late deliveries or supply shortages with respect to the specialized silicon that our silicon wafer suppliers need as raw materials. This could result in our reduced manufacturing output, delayed or missed shipments, damaged customer relationships and decreased revenues. In the past, we have addressed shortages of silicon wafer supplies by entering into original equipment manufacturer, or OEM, manufacturing arrangements, under which we obtain silicon wafer supplies from certain of our customers and are obligated to sell a substantial portion of the PV modules manufactured with these wafers to such customers. However, we cannot assure you that such OEM manufacturing arrangements will be available to us in the future. We have also attempted to ease our supply shortages through prepaying for raw materials and establishing strategic relationships with certain suppliers, but we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantity and at acceptable prices. We acquire silicon wafers from our suppliers mostly through short-term supply arrangements. This subjects us to the risks that our suppliers may stop supplying silicon wafers to us for any reason, including the financial viability of such suppliers. If this occurs, our ability to manufacture our PV products may be limited, which would cause our revenues to decline.

          We may not be able to manage our expansion of operations effectively.
      We commenced business operations in May 2002 and have grown rapidly. We anticipate significant continued expansion of our business to address growth in demand for our PV products and services, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.
          The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause a reduction in demand for our products and lead to decreases in our revenues.
      We believe that the growth of many of our target markets, including our largest market, Germany, which accounted for 72.1% and 54.1% of our total net revenues in 2004 and for the nine months ended September 30, 2005, respectively, as well as Spain and the United States, depends in part on the availability and amounts of government subsidies and economic incentives. At present, the cost of solar energy substantially exceeds the retail price of electricity in most markets in the world. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain and the United States, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of PV products. Reduction or elimination of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. For example, it may be possible that the newly elected German government will take direct or indirect measures to reduce funding for renewable energy in Germany, and demand for our products in Germany may decrease as a result. In addition, electricity utility companies in Germany or elsewhere, which have significant political lobbying powers, may push for a change in the relevant legislation in their markets. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.
          If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.
      The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of PV products, which tend to decrease when economy slows down; and

•	deregulation of the electric power industry and broader energy industry.
          We face intense competition from other companies producing solar energy and other renewable energy products.
      The PV market is intensely competitive and rapidly evolving. According to Photon International’s survey in March 2005, as of 2004, approximately 90 companies in the world produced PV cells and approximately 130 companies produced PV modules. Many of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as BP, Royal Dutch Shell and Sharp Corporation, specialized cell and module manufacturers such as Q-Cells, as well as integrated manufacturers of PV products such as SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from semiconductor manufacturers, a few of which have already announced their intention to start production of PV cells. Many of our competitors are developing or currently producing products based on new PV technologies, including amorphous silicon, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
      Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.
          Our failure to further refine our technology and develop and introduce new PV products could render our products uncompetitive or obsolete, and reduce our sales and market share.
      The PV industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the PV industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not reap corresponding benefits. A variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further refine our technology and develop and introduce new PV products could render our products uncompetitive or obsolete, and result in a decline in our market share.
          Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and output. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties.
      Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase and prepay for raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
      If we are unable to establish or successfully operate additional manufacturing capacity or to increase manufacturing output, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity and output we will be able to generate sufficient customer demand for our PV products to support our increased production levels.
          Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.
      We plan to secure our supply of silicon and silicon wafers increasingly through fixed-price, prepaid long-term supply arrangements with both overseas and domestic suppliers. In October 2005, we entered into long-term supply contracts with two of our suppliers under which the suppliers agreed to provide us with specified quantities of silicon wafers at agreed prices. If the prices of silicon or silicon wafers were to decrease in the future and we were locked into fixed price, prepaid arrangements, we may not be able to adjust our materials costs and thus, our cost of revenues will be negatively affected. Additionally, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our business, results of operations and financial condition may be materially and adversely affected. Moreover, since some of our supply contracts may require pre-payment of a substantial portion of the contract price, we may not be able to recover such pre-payments and would suffer losses should such suppliers fail to fulfil their delivery obligations under the contracts.
          Our dependence on a limited number of third-party suppliers for key raw materials and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.
      We purchase raw materials from a limited number of third-party suppliers. Our major suppliers include Deutsche Solar AG, a wholly-owned subsidiary of SolarWorld AG, Hebei Jinglong Industry and Commerce Group Go., Ltd., Jiangsu Huantai Group, Jiangyin Hairun Science & Technology Co., Ltd., Podolsky

Chemical & Metallurgical Plant and Swiss Wafers AG. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share. The failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms. In addition, certain of our manufacturing equipment has been designed and made specifically for us. As a result, such equipment is not readily available from multiple vendors and would be difficult to repair or replace. Any significant damage to, or break down of, our customized manufacturing equipment could cause material interruptions to our operations and consequentially, could have a material adverse effect on our business and results of operations.
          Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.
      We currently sell a substantial portion of our PV products to a limited number of customers, including distributors, engineering design firms, system integrators, other value-added resellers, as well as integrated manufacturers of PV products. In 2004 and for the nine months ended September 30, 2005, customers accounting for 10% or more of our total net sales accounted for approximately 59.3% and 53.0% of our total net revenues, respectively, and sales to our largest customer accounted for approximately 23.5% and 31.7% of our total net revenues, respectively. We have entered into a distribution agreement by which we granted our largest customer for the nine months ended September 30, 2005 the exclusive right to distribute our products in Germany for 2005. Sales to our other customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of products competitive with ours;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.
          We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
      In 2004 and for the nine months ended September 30, 2005, we sold 92.2% and 82.6%, respectively, of our products to customers outside of China. The marketing, international distribution and sale of our PV products expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

          Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share.
      Our PV modules are typically sold with a two-year unlimited warranty for technical defects, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We have sold PV modules since September 2002, and accordingly none of our PV modules has been in use for more than three years. As of December 31, 2004 and September 30, 2005, our accrued warranty costs amounted to $0.8 million and $2.1 million, respectively. Because our products have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.
          Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration and revenue growth.
      As part of our plan to secure silicon wafers and to expand our manufacturing capacity, we have entered into an agreement to establish a majority-owned joint venture with one of the major semiconductor silicon wafer suppliers in China for the manufacture of PV cells and modules. We have also, through Suntech China, entered into an agreement to acquire a 51.0% equity interest in one of our customers, a renewable energy company in China. We intend to continue to make strategic acquisitions and investments and to establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.
      Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.
          Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.
      Our future success depends substantially on the continued services of our executive officers, especially Dr. Zhengrong Shi, our chief executive officer and the chairman of our board of directors, and Mr. Graham Artes, our chief operating officer. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

          If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.
      Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. In particular, we depend on the services of Dr. Stuart R. Wenham, our chief technical officer and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists. Recruiting and retaining capable personnel, particularly those with expertise in the PV industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.
          Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.
      We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as expend our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.
      Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.
          We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.
      Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

          Although we sell a substantial portion of our products outside of China, we currently only hold patents issued in China. Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.
      As of September 30, 2005, we had a total of six issued patents and three pending patent applications in China. We do not have, and have not applied for, any patent for our proprietary technologies outside China although we have sold, and expect to continue to sell, a substantial portion of our products outside China. Since the protection afforded by our patents is effective only in China, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.
          The lack or inaccessibility of financing for off-grid solar energy applications could cause our sales to decline.
      Our products are used for off-grid solar energy applications in developed and developing countries. In some developing countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If existing financing programs for off-grid solar energy applications are eliminated or if financing is inaccessible, the growth of the market for off-grid solar energy applications may be materially and adversely affected, which could cause our sales to decline. In addition, a rise in interest rates could render existing financings more expensive and be an obstacle for potential financings that would otherwise spur the growth of the PV industry.
          Changes to existing regulations over the utility sector and the PV industry may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our products.
      The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including PV products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PV products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our PV products and make our PV products less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.
      We anticipate that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products.

          Fluctuations in exchange rates could adversely affect our business.
      A substantial portion of our sales is currently denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.
      We generated net foreign currency gains of $5,909, $3,961, and $24,678 in 2002, 2003 and 2004, respectively, but incurred a net foreign exchange loss of $0.7 million from sales of our products for the nine months ended September 30, 2005. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We plan to reduce the effect of such exposure through hedging arrangements, such as entering into forward exchange contracts and foreign currency option contracts, but we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
      Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
          We have significant outstanding short-term bank borrowings, and we may not be able to obtain extensions when they mature.
      As of December 31, 2004 and September 30, 2005, we had $19.1 million and $24.6 million in cash and cash equivalents, respectively, and $34.4 million and $46.4 million in outstanding short-term borrowings, respectively. Each of these short-term borrowings has a term of one year and expires at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of these facilities shortly before they mature. However, we cannot assure you that we will be able to obtain extensions of these facilities in the future as they mature. In the event we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative fundings at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and would have a material adverse effect on our business, financial condition and future prospects.
          Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
      As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.
          We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
      As with other PV product manufacturers, we are exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury. Since our products are electricity producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in September 2002 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
          We are controlled by our existing shareholders and their interests may not be aligned with the interests of our other shareholders.
      Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, currently beneficially owns 54.14% of our outstanding share capital and will beneficially own approximately           % of our outstanding share capital upon completion of this offering. As such, Dr. Shi has considerable control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.
          If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.
      On September 5, 2005, we adopted our 2005 equity incentive plan, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. We assumed options to purchase 4,699,383 ordinary shares granted by Suntech BVI and granted additional options to purchase 6,110,000 of our ordinary shares to certain of our directors, employees and consultants. For the balance of 2005, we will account for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. We have granted these options with exercise prices equal or exceed the deemed fair value of our ordinary shares at the date of grant and do not expect to record share-based compensation charges in 2005 as a result. However, the Financial Accounting Standards Board, or the FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123R, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we will have to account for compensation costs for all share options including share options granted to our directors and employees using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us.

However, if we reduce the scope of our 2005 equity incentive plan, we may not be able to attract and retain key personnel, as share option is an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.
          If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.
      Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.
Risks Related to Doing Business in China
          Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
      All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.
      While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
      The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

      Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.
          Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.
      We conduct substantially all of our business through our subsidiary, Suntech China, established in China. Suntech China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
          We rely on dividends paid by our subsidiaries for our cash needs
      We conduct substantially all of our operations through our subsidiary, Suntech China, which is a limited liability company established in China. We rely on dividends paid by Suntech China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Suntech China is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. Suntech China is also required to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. In addition, if Suntech China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
          Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
      The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 2.1% appreciation of Renminbi against U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could increase our costs. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

          Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
      Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, Suntech China, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.
      Foreign exchange transactions by Suntech China under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if Suntech China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Suntech China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Suntech China to obtain foreign exchange through debt or equity financing.
          Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.
      The PRC government has provided various incentives to high-technology companies, including Suntech China, our operating subsidiary, in order to encourage development of the high-technology industry. Such incentives include reduced tax rates and other measures. For example, Suntech China, which is registered and operating in a high-tech zone in Wuxi, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status. Suntech China is entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China is thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. As these tax benefits expire, the effective tax rate of Suntech China will increase significantly, and any increase of Suntech China’s enterprise income tax rate in the future could have a material adverse effect on our financial condition and results of operations.
          We face risks related to health epidemics and other outbreaks.
      Our business could be adversely affected by the effects of SARS, avian flu or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. There have been recent reports on the occurrences of avian flu in various parts of China. Any prolonged recurrence of SARS, avian flu or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response may require temporary closure of our manufacturing facilities. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS, avian flu or any other epidemic.
Risks Related to This Offering
          There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.
      Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

      The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.
          The market price for our ADSs may be volatile.
      The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
      In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
          Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.
      If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $          per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2005, after giving effect to this offering and the initial public offering price of $          per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.
          Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
      Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have           ordinary shares outstanding, including           ordinary shares represented by           ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) September 5, 2006, the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.
          Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
      We will adopt our second amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
          Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
      Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.
          You may be subject to limitations on transfers of your ADSs.
      Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
          Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
      We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
      In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
          We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
      Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
      As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.
          You may have difficulty enforcing judgments obtained against us.
      We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforcement of Civil Liabilities.”

          We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.
      We have not allocated a portion of the net proceeds to us from this offering to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds we receive from this offering. Such proceeds we receive may be used for corporate purposes that do not improve our profitability or increase our share price. Such proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.
          We will incur increased costs as a result of being a public company.
      As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.
      In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our PV products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials in the future;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products and conventional energy suppliers.
      This prospectus also contains data related to the PV market worldwide and in China. These market data, including market data from the International Energy Agency, an inter-governmental organization of 26 member countries focused on global energy issues, Solarbuzz, an independent solar energy research firm, and Photon International, a magazine covering the international PV industry, include projections that are based on a number of assumptions. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

      The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
      We estimate that we will receive net proceeds for this offering of approximately $           million, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us, and assuming an initial public offering price of $          per ADS, the midpoint of the estimated range of the initial public offering price. We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $100.0 million to purchase or prepay for raw materials;

•	approximately $40.0 million to expand our manufacturing lines for the production of PV cells and modules; and

•	approximately $20.0 million to enhance our research and development efforts.
      We may also use a portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies.
      We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.
      We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION
      The following table sets forth our capitalization, as of September 30, 2005:

•	on an actual basis; and

•	on a pro forma basis to give effect to (1) the automatic conversion of all of our outstanding Series A preferred shares into 34,667,052 ordinary shares upon completion of this offering, and (2) the issuance and sale of the ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.
      You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of
	September 30, 2005

	Actual	Pro Forma

	(In thousands)
Long-term borrowings	$4,943		$4,943
Series A redeemable convertible preferred shares, $0.01 par value; 34,667,052 shares authorized, issued and outstanding (liquidation value $92.0 million)	81,622		—
Shareholders’ (deficit) equity
Ordinary shares, $0.01 par value, 465,332,948 shares authorized; 90,000,000 shares issued and outstanding(1)	900
Additional paid-in capital	(60,724)
Retained earnings	40,804		40,804
Other comprehensive income	1,193		1,193

Total shareholders’ (deficit) equity	(17,827)

Total capitalization	$68,738	$

(1)	Exclude 10,809,383 ordinary shares issuable upon the exercise of options outstanding as of , 2005 and 2,694,608 ordinary shares reserved for future issuance under our 2005 equity incentive plan.

DILUTION
      If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
      Our net tangible book value as of September 30, 2005 was approximately $           million, or $          per ordinary share and per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after September 30, 2005, other than to give effect to (i) the conversion of all of our Series A preferred shares into ordinary shares, which will occur upon completion of this offering, and (ii) our sale of the ADSs offered in this offering, at the assumed initial public offering price of $          per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of September 30, 2005 would have increased to $           million or $          per ordinary share and per ADS. This represents an immediate increase in net tangible book value of $          per ordinary share and per ADS, to the existing shareholder and an immediate dilution in net tangible book value of $          per ordinary share and per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	$
Net tangible book value per ordinary share as of September 30, 2005	$
Increase in net tangible book value per ordinary share attributable to this offering	$
Pro forma net tangible book value per ordinary share after giving effect to this offering	$
Amount of dilution in net tangible book value per ordinary share to new investors in
this offering	$
Amount of dilution in net tangible book value per ADS to new investors in this offering	$
      The following table summarizes, on a pro forma basis as of September 30, 2005, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares does not include ADSs issuable upon the exercise of the over-allotment option granted to the underwriter.

								Average Price	Average
	Ordinary Shares				Total			Per Ordinary	Price Per
	Purchased				Consideration			Share	ADS

	Number		Percent		Amount	Percent

Existing shareholders		(1)		%	$		%	$	$
New investors

Total				%	$		%

(1) Assumes conversion of all our Series A preferred shares into ordinary shares upon completion of this offering.
      The discussion and tables above assume no exercise of any outstanding share options. As of September 30, 2005, there were 4,699,383 and 6,110,000 ordinary shares issuable upon exercise of outstanding share options at an exercise price of $2.3077 and $6.922 per share, respectively, and there were 2,694,608 ordinary shares available for future issuance upon the exercise of future grants under our 2005 equity incentive plan. If all of these options had been exercised on September 30, 2005, after giving effect to this offering, our net tangible book value would have been approximately $           million, or $          per ordinary share and per ADS, and the dilution in net tangible book value to new investors would have been $          per ordinary share and per ADS. In addition, the dilution will be $          per ordinary share and per ADS, if the underwriters exercise their option to purchase additional ADSs in full.

DIVIDEND POLICY
      We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
      Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION
      Our business is primarily conducted in China and a portion of our revenues are denominated in RMB. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB8.2765 to $1.00, the noon buying rate in effect as of December 31, 2004. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 31, 2005, the noon buying rate was RMB8.0845 to $1.00.
      The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate

Period	Period End	Average(1)	Low	High

	(RMB per $1.00)
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005
May	8.2765	8.2765	8.2765	8.2765
June	8.2765	8.2765	8.2765	8.2765
July	8.1056	8.2264	8.2765	8.1056
August	8.0998	8.1017	8.1090	8.0954
September	8.0920	8.0919	8.0956	8.0871
October	8.0845	8.0872	8.0916	8.0845

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES
      We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.
      However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.
      Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
      Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
      We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
      Maples and Calder, our counsel as to Cayman Islands law, and Grandall Legal Group (Shanghai), our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.
      Grandall Legal Group (Shanghai) has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following selected consolidated statement of operations data for the three years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA, Ltd. on those financial statements is included elsewhere in this prospectus. The following selected consolidated statement of operations data for the nine months ended September 30, 2004 and 2005 and the consolidated balance sheet data as of September 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Although we were incorporated in January 2001, we only commenced our business operation in May 2002. In 2001, we incurred general and administrative expenses of $438,429 and generated other income of $33,830. As a result, our net loss for the year amounted to $404,599. Our financial data for the year ended December 31, 2001 are not meaningful, and thus have not been included in this section or elsewhere in the prospectus. Our historical results do not necessarily indicate our results expected for any future periods.
      Suntech was incorporated in the Cayman Islands on August 8, 2005 as a holding company and became the parent company of Suntech BVI in late August 2005 in a reorganization of entities under common control in a manner similar to a pooling-of-interests. During April and May 2005, Suntech BVI entered into a series of transactions under which it acquired all of the outstanding equity interests in Suntech China, our operating entity. For accounting purposes, we have treated this series of transactions in April and May 2005 as a recapitalization because there was no control or collaborative group established. Accordingly, we have not applied purchase accounting to this series of transactions, and all of the assets and liabilities of Suntech China have been consolidated into Suntech at their historical amounts. As such, our historical financial and operating information for the years ended December 31, 2002, 2003 and 2004 is that of Suntech China for those periods.

				For the Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Consolidated Statement of Operations Data (in thousands, except share, per share and per ADS data)
Net revenues
PV cells	$174	$9,741	$7,331	$5,598	$22,927
PV modules	2,851	4,104	77,898	41,990	113,466
PV system integrations	—	43	58	48	617

Total net revenues	3,025	13,888	85,287	47,636	137,010
Cost of revenues
PV cells	139	7,695	5,269	4,181	14,200
PV modules	2,729	3,467	54,862	31,160	77,133
PV system integrations	—	33	43	22	282

Total cost of revenues	2,868	11,195	60,174	35,363	91,615
Gross profit	157	2,693	25,113	12,273	45,395
Operating expenses
Selling expenses	157	559	1,750	947	2,722
General and administrative expenses	980	1,234	2,889	2,064	8,859
Research and development expenses	62	148	465	286	723

Total operating expenses	1,199	1,940	5,104	3,297	12,304
(Loss) income from operations	(1,042)	752	20,009	8,976	33,091
Interest expenses, net(1)	(84)	(221)	(979)	(597)	(7,012)
Other income (expenses)	168	93	167	132	(653)
Tax benefit (expenses)	61	301	611	276	(2,252)

Net (loss) income after taxes before minority interest	(897)	925	19,808	8,787	23,174
Minority interest	—	—	—	—	5
Equity in loss of affiliates	—	—	51	28	123

Net (loss) income	$(897)	$925	$19,757	$8,759	$23,046
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	1,622

Net (loss) income attributable to holders of ordinary shares	(897)	925	19,757	8,759	21,424

Net (loss) income per share and ADS(2)
— Basic	$(0.010)	$0.010	$0.220	$0.097	$0.238
— Diluted	$(0.010)	$0.010	$0.220	$0.097	$0.210
Shares used in computation(2)
— Basic	90,000,000	90,000,000	90,000,000	90,000,000	90,000,000
— Diluted	90,000,000	90,000,000	90,000,000	90,000,000	109,994,095

(1)	Include “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this prospectus.
(2)	All share, per share and per ADS data have been restated to give retroactive effect to the reorganization discussed above.

				For the Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Other Consolidated Financial Data (in percentages)
Gross margin	5.2%	19.4%	29.4%	25.8%	33.1%
Operating margin	(34.4)	5.4	23.5	18.8	24.2
Net margin	(29.7%)	6.7%	23.2%	18.4%	16.8%
Selected Operating Data
Products sold (in MW)
PV cells	0.1	4.9	3.6	2.9	7.7
PV modules	0.8	1.5	25.9	14.1	33.6

Total	0.9	6.4	29.5	17.0	41.3

Average selling price (in $ per watt)
PV cells	$1.78	$1.99	$2.02	$2.02	$2.97
PV modules	$3.48	$2.77	$3.01	$2.93	$3.42

	As of December 31,			As of
				September 30,
	2002	2003	2004	2005

	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$287	$1,559	$19,122	$24,571
Inventories	1,209	3,347	17,472	39,129
Accounts receivable	1,656	2,488	5,253	2,539
Property, plant and equipment, net	5,367	6,912	13,211	32,976
Total assets	10,251	17,031	68,468	135,234

Short-term borrowings	3,624	7,206	34,442	46,377
Total current liabilities	4,389	10,203	40,225	63,893
Long-term borrowings	—	—	—	4,943
Accrued warranty costs	29	68	848	2,118
Series A redeemable convertible preferred shares	—	—	—	81,622
Total shareholders’ equity (deficit)	5,833	6,759	27,396	(17,827)
Total liabilities and shareholders’ equity	$10,251	$17,031	$68,468	$135,234

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
      We are one of the leading solar energy companies in the world as measured by production output in 2004. We design, develop, manufacture and market a variety of PV cells and modules. We also provide PV system integration services in China. Our products are sold in various markets worldwide, including a number of European countries such as Germany and Spain, as well as China and the United States. We sell our products outside of China primarily through distributors and in China primarily to end users directly.
      We commenced business operations in May 2002 through Suntech China, a limited liability company established in China. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Suntech BVI in January 2005. Suntech BVI acquired all of the voting interests in Suntech China through a series of transactions that have been accounted for as a recapitalization. In anticipation of our initial public offering, we undertook a restructuring by incorporating Suntech in the Cayman Islands as a listing vehicle, followed by Suntech’s issuance of shares to all existing shareholders of Suntech BVI in exchange for all of the shares that these shareholders held in Suntech BVI. Upon completion of the restructuring in August 2005, Suntech BVI became a wholly-owned subsidiary of Suntech, and Suntech became our ultimate holding company. We conduct substantially all of our operations through Suntech China.
      We have grown significantly since we completed our first PV cell manufacturing line in August 2002. We sold 0.9 MW, 6.4 MW, 29.5 MW and 41.3 MW of our products in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively. Our net revenues increased from $3.0 million in 2002 to $13.9 million in 2003 and to $85.3 million in 2004, representing a CAGR of 430.9% from 2002 to 2004. We generated net loss of $0.9 million in 2002 and have been profitable since 2003. Our net income amounted to $0.9 million in 2003 and $19.8 million in 2004, representing net margin of 6.7% and 23.2%, respectively. For the nine months ended September 30, 2005, our net revenues and net income amounted to $137.0 million and $23.0 million, respectively, representing increases of 187.6% and 163.1%, respectively, over the same period in 2004.
      We have a limited operating history that can serve as the basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the PV market. Our recent revenue growth should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.
      We operate and manage our business as a single segment. We do not account for the results of our operations on a geographic or other basis, and we do not allocate expenses among our various products and services.
      The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	industry demand;

•	capacity;

•	availability and price of silicon wafers;

•	pricing of our PV products; and

•	process technologies.
          Industry Demand
      Our business and revenue growth depends on PV industry demand. The PV market has grown significantly in the past decade. According to Solarbuzz, the PV market, as measured by annual PV system installations, increased from 254 MW in 2000 to 927 MW in 2004, representing a CAGR of 38.2%, while PV industry revenues grew from approximately $2.0 billion in 2000 to approximately $6.5 billion in 2004, representing a CAGR of 34.3%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and still has significant growth potential. Solarbuzz projects that PV industry revenues will reach $9.9 billion by 2006 and $18.6 billion by 2010.
          Capacity
      In order to accommodate the rapidly increasing demand of our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, both in allowing us to produce and sell more PV products and achieve higher revenues, and in lowering our manufacturing costs resulting from economies of scale. We have expanded rapidly since we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW in August 2002. We sold 0.9 MW, 6.4 MW, 29.5 MW and 41.3 MW of our products in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively. As of September 30, 2005, we had established five PV cell manufacturing lines with an annualized aggregate capacity of 120 MW. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion allowed us to significantly increase our net revenues from $3.0 million in 2002 to $13.9 million in 2003 and to $85.3 million in 2004. Our net revenues amounted to $137.0 million for the nine months ended September 30, 2005, representing an increase of 187.6% over the same period in 2004.
      We plan to double our annual manufacturing capacity of PV cells by the end of 2006. In addition, we have entered into an agreement with Luoyang Silicon Company Ltd., or Luoyang Silicon, to establish a joint venture to be majority-owned by us for the manufacturing of PV cells and modules in Luoyang, China, Luoyang Silicon is one of the major semiconductor silicon wafer suppliers in China and a major shareholder in Luoyang China Silicon High-Tech Co., Ltd., one of the largest silicon raw material suppliers and silicon purification companies in China with 450 tonnes of annual capacity. Luoyang Silicon has agreed to provide silicon wafers to our proposed subsidiary on an exclusive basis to ensure sufficient amount of silicon wafers for a PV cell manufacturing line with a capacity of 30 MW per year. We expect this investment to be approximately $5.0 million. We have also, through Suntech China, entered into an agreement to acquire a 51.0% equity interest in one of our customers, a renewable energy company in Qinghai province, China, for a consideration equivalent to $0.5 million and plan to build a PV module manufacturing facility with an annual capacity of 3.0 MW in Qinghai.
      Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacity in the past three years due to our ability to effectively manage our manufacturing lines and flow process.
          Availability and Price of Silicon Wafers
      Silicon wafers are the most important raw material for making PV products. Silicon wafers are made from either solar grade silicon, which tends to be less pure and less expensive, or semiconductor grade silicon, which is slightly purer, more expensive and capable of producing PV products with higher conversion efficiencies. Prior to 2003, the availability and price of silicon wafers were driven primarily by the cyclicality of the semiconductor industry, whose basic raw materials are electronics-grade silicon wafers. Starting from 2003, due to the rapid growth of the PV industry, the availability and price of silicon wafers has increasingly been affected by demand by the PV industry. The rapidly growing demand of the PV industry, coupled with a rebound in the semiconductor industry in 2003, has caused the PV industry to experience shortages of silicon wafer supplies since 2003. Silicon wafer suppliers have responded to the growing demand by raising their prices and adding manufacturing capacity.
      We have not encountered material difficulties in securing raw material supplies since we commenced our current operations in August 2002. In order to secure adequate and timely supply of silicon wafers, we have entered into various short-term and long-term supply agreements with local and foreign suppliers. Since September 30, 2005, we have entered into or renewed several supply agreements, including:

•	renewal of our supply agreement with SolarWorld AG, our largest customer. Under the renewed agreement, SolarWorld AG has agreed to supply us with 25 MW of silicon wafers in exchange for 24 MW of PV modules in 2006;

•	entering into a 10-year supply agreement with Deutsche Solar AG, a subsidiary of SolarWord AG. Under this agreement, Deutsche Solar AG has agreed to supply us with fixed quantities of silicon wafers on a monthly basis starting from January 1, 2006;

•	entering into a 10-year cooperation agreement with LDK Hi-tech Co., Ltd., or LDK, a wafer manufacturer located in Jiangxi Province, China. Under this agreement, LDK has agreed to supply us with 30 MW and 100 MW of silicon wafers in 2006 and 2007, respectively; and

•	entering into a cooperation agreement with Baoding Yinli New Energy Company, under which it has agreed to supply us with 20 MW of silicon wafers in 2006.
      As the PV industry continues to grow, the availability of silicon wafers will, to a large extent, determine the output of PV product manufacturers. We expect the availability of silicon wafers to continue to be constrained in the near future. See “Risk Factors— Risks Related to Our Company and Our Industry— Failure to obtain sufficient quantities of silicon wafers could decrease our revenues and prevent us from expanding as planned.”
      Increases in prices of silicon wafers have negatively affected, and could in the future continue to negatively affect our manufacturing costs. Historically, we were generally able to absorb such increases in silicon wafer costs by improving our process technologies and increasing our manufacturing efficiencies. As a result, our gross margin has increased from 5.2% in 2002 to 19.4% in 2003, 29.5% in 2004 and 33.1% for the nine months ended September 30, 2005. However, we cannot assure you that we will be able to continue to increase our gross margin in the future.
          Pricing of our PV Products
      PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs of PV manufacturers, including the cost of silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have led to a steady reduction in manufacturing costs and the prices of PV products. Prices of PV products decreased steadily in 2002 and 2003 as a result of over-supply of PV products, but rose gradually as a result of the rapid growth of the PV market worldwide and shortages of silicon wafers in 2004. Fluctuations in the prevailing market prices have historically affected the prices of our PV products and may continue to have a material effect on the prices of our PV products in the future.
      We generally enter into sales contracts with our customers under which we are obligated to sell our products at fixed prices during the term of the contract. This has helped reduce our exposure to risks from decreases in the PV cell prices generally, but has, on the other hand, also prevented us from benefiting from price increases. We price our products based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our capacity utilization. We price our PV cells consistent with the prevailing market price. The average selling price of our PV cells was $1.78, $1.99, $2.02 and $2.97 per watt in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively. The average selling price of our PV modules decreased from $3.48 per watt in 2002 to $2.77 per watt in 2003, but increased to $3.01 per watt in 2004 and $3.42 per watt for the nine months ended September 30, 2005. In 2004, the price of our PV modules started at a low point because we were committed to fixed prices under sales contracts we had entered into with various major overseas customers at the end of 2003 and the beginning of 2004, prior to the increase of the market price for PV products. Even after some subsequent price renegotiations, the overall average selling price of our PV modules in 2004 was still below the prevailing market price. The average selling price of our PV modules increased by 16.7% for the nine months ended September 30, 2005 compared to that in 2004 as part of the prevailing market trend. However, we expect the prices of PV products, including our own products, to decline over time due to reduced manufacturing costs.
      We believe that the high conversion efficiencies of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively and will further provide us with flexibility in adjusting our price while maintaining our profit margin.
          Process Technologies
      The advancement of process technologies is important in increasing conversion efficiencies of PV products. High conversion efficiencies reduce the manufacturing cost per watt of PV products and increase the gross profit margin of the manufacturer. As a result, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing cost to maintain and improve profit margins.
      The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells have improved from 14.5% and 14.0% in 2002, respectively, to 16.5% and 15.0% in 2005, respectively. Since October 2005, using our pilot manufacturing line equipped with our latest technology, we have been able to produce PV cells with an average conversion efficiency rate of over 18.5%. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins.
Revenues
      We currently derive revenues from three sources:

•	Sales of PV cells, which accounted for approximately 5.7%, 70.1%, 8.6% and 16.7% of our total net revenues in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively.

•	Sales of PV modules, which accounted for approximately 94.3%, 29.6%, 91.3% and 82.8% of our total net revenues in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively. We manufactured all the PV cells used for our manufacturing of PV modules.

•	Sales of PV system integration services, which accounted for approximately nil, 0.3%, 0.1% and 0.5% of our total net revenues in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively.
      Our net revenues are net of value-added tax. See “—Taxation.”
      We have been dependent on a limited number of customers for a significant portion of our revenues. In 2004 and for the nine months ended September 30, 2005, customers accounting for 10% or more of our total net sales accounted for approximately 59.3% and 53.0% of our total net revenues, respectively, and sales to our largest customer accounted for approximately 59.3% and 53.0% of our total net revenues, respectively. Our sales have historically been made on the basis of short-term arrangements and our largest customers have changed from year to year. Our largest customers in 2003 were different from those in 2002. While most of our large customers were located in China during the early stages of our development in 2002, since 2003, we have sold more products to customers outside of China. Our largest customers in 2004 were also different from those in 2003, because we sold more PV modules outside of China in 2004, and our target customers for PV modules are different from those for PV cells. We believe that by focusing on PV module sales, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation. We have granted a German company the exclusive right to distribute our products in Germany for

2005. This company, a new customer, became our largest customer for the nine months ended September 30, 2005. As we continue to diversify our geographic presence, customer base and product mix, we expect that our largest customers will continue to change from year to year.
Costs of Revenues and Operating Expenses
      The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

				For the Nine
				Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Cost of revenues	94.8%	80.6%	70.6%	74.2%	66.9%
Operating expenses
Selling expenses	5.2	4.0	2.1	2.0	2.0
General and administrative expenses	32.4	8.9	3.4	4.3	6.5
Research and development expenses	2.0	1.1	0.5	0.6	0.5

Total operating expenses	39.6%	14.0%	6.0%	6.9%	9.0%

      Our cost of revenues and operating expenses have each declined as a percentage of our total net revenues from 2002 to 2004 as a result of our increased economies of scale, higher operating efficiencies and the advancement of our process technologies. Our operating expenses as a percentage of our total net revenues increased in the nine months ended September 30, 2005 as a result of fees paid to our outside consultants who provided advisory services to us in connection with our restructuring. We conduct our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We balance automation and manual operations in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively.
          Cost of Revenues
      Our cost of revenues primarily consists of:

•	silicon wafers, which constitute the most important raw material from which PV products are made. We expect the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the near future;

•	other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar-polyester-tedlar material, connecting system and aluminum frame;

•	direct labor, including salaries and benefits for personnel directly involved in manufacturing activities;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization in absolute terms have increased significantly. We expect depreciation and amortization to increase in absolute terms in the future as we continue to expand our manufacturing capacity and build new facilities; and

•	overhead, including utility, maintenance of production equipment and other support expenses associated with the manufacturing of our PV products.
          Selling Expenses
      Selling expenses primarily consist of provisions of warranties, advertising, promotional and other sales and marketing expenses, salaries, commissions and benefits for our sales and marketing personnel, as well as product quality insurance against warranty claims. We expect that our selling expenses will increase in absolute terms in the near term as we increase our sales efforts, hire additional sales personnel and initiate additional marketing programs.
      Our PV modules are typically sold with a two-year unlimited warranty for technical defects, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. We believe our warranty policies are consistent with industry practice. We currently maintain product quality insurance with a maximum coverage amount of approximately $1.9 million, which covers both technical defects and declines of initial power generation capacity. We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 1.0% of our net revenues as warranty costs at the time revenue is recognized. As of December 31, 2004 and September 30, 2005 our accrued warranty costs amounted to $0.8 million and $2.1 million, respectively.
          General and Administrative Expenses
      General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, depreciation of equipment used for administrative purposes and amortization of rental facilities used for administrative purposes, provision for doubtful debts, fees and expenses of legal, accounting and other professional services, expenses associated with our administrative offices. General and administrative expenses for the nine months ended September 30, 2005 also included $2.2 million fees paid to our outside consultants, $0.2 million share option expenses for options granted to these consultants for the advisory services they provided to us in connection with our restructuring and $0.8 million share option expenses for options granted to our other consultants for services they provided. General and administrative expenses will also include depreciation of our new office, which is under construction and is expected to be completed by the end of 2006. As a result, we expect our depreciation to increase significantly in 2007. In addition, we also expect general and administrative expenses to increase as we add personnel and incur additional costs related to the growth of our business. Furthermore, we expect to incur additional general and administrative expenses as a result of becoming a listed public company in the United States upon completion of this offering.
          Research and Development Expenses
      Research and development expenses primarily consist of costs of raw materials used in our research and development activities, compensation and benefits for research and development personnel, prototype and equipment costs related to the design, development, testing and enhancement of our products and process technologies. We expense our research and development costs as incurred. We believe that research and development are critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will increase in absolute terms in the future.
          Share-based Compensation Expenses
      We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. We also assumed the share options to purchase 4,699,383 ordinary shares granted by Suntech BVI. These share options were granted to our outside consultants who provided advisory services to us, and to certain lenders for funds they advanced to us to effect the reorganization. In connection with a series of reorganization transactions whereby Suntech BVI acquired all of the equity interests in Suntech China, Suntech BVI borrowed approximately $8.0 million from a group of investors as a down payment to purchase equity interests in Suntech China. The loan was subsequently converted into equity in Suntech BVI upon Suntech BVI’s successful acquisition of all of the equity interests of Suntech China. The exercise price of these options is at $2.3077. The share options granted to our outside consultants vested immediately while the options granted to the lenders will vest over a three-year period.
      On September 5, 2005, we granted additional share options to purchase 5,910,000 of our ordinary shares to certain of our directors and employees and 200,000 ordinary shares to our consultants for the consulting services they provided. The exercise price of these options is $6.922, which was determined to be the fair value of the underlying ordinary shares at the date of grant, and their services were valued at the aggregate value of the options issued. One-third of these options will vest on December 31, 2005 and one-third of these options will vest on September 5, 2007 and 2008, respectively. The ordinary shares underlying the options that will vest on December 31, 2005 are subject to a lock-up until the later of (i) September 5, 2006, the first anniversary of the date of grant, and (ii) 180 days after completion of this offering.
      We recorded expense of approximately $6.6 million for the nine months ended September 30, 2005, representing the fair value of the non-employee share options calculated using the Black-Scholes option pricing model. This share option expense was recorded as a one-time charge and will not be amortized over the vesting period of the options. Of the total option expense, $5.6 million was recorded as finance costs paid to the lenders, $0.2 million was recorded as professional charges related to our restructuring, and $0.8 million was recorded as consulting service expenses.
      In determining the fair value of the underlying ordinary shares at the date of grant, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. We have followed the “level A” recommendation, the most preferred method of valuation recommended by the Practice Aid, and established the fair value of our ordinary shares at the date of grant using a contemporaneous valuation by an independent valuation firm.
      For the balance of 2005, we will account for options granted to our directors and employees in accordance with APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. We have granted these options with exercise prices equal or exceed the deemed fair value of our ordinary shares at the date of grant and do not expect to record share-based compensation charges in 2005 as a result. Beginning on January 1, 2006, we will measure the cost of share-based compensation granted to our directors and employees based on the fair value of the award on the date of grant. We will recognize cost over the period during which an employee or a director is required to provide service in exchange for the award in accordance with the relevant U.S. GAAP rule. See “Risk Factors— Risks Related to Our Company and Our Industry— If we grant employee options and other share-based compensation in the future, our net income could be adversely affected.” Depending on the types of grantees to whom we grant the option, share-based compensation expenses will be allocated to cost of revenues, selling expenses, general and administrative expenses and research and development expenses, respectively.
Taxation
      Under the current laws of the Cayman Islands and the British Virgin Islands, we and Suntech BVI are not subject to income or capital gains tax. Additionally, dividend payments made by us and Suntech BVI are not subject to withholding tax in those jurisdictions.
      One of Suntech BVI’s subsidiaries, Power Solar System Pty Limited, or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income and capital gains derived by PSS. PSS is not an operating company and currently holds a 31.389% equity interest in Suntech China.
      Any dividends received by PSS from Suntech China should be exempt for Australian tax purposes. The payment of such dividends to non-Australian resident shareholders of PSS should not be subject to withholding tax in Australia. Similarly, a capital gain made by PSS on the disposal of Suntech China may be exempt from Australian tax. However, we cannot assure you that the Australian government will not take measures in the future to impose taxes or other charges on such dividends or capital gains, which would have a material adverse effect on our financial condition and results of operations. In addition, any dividends that are sourced from such exempted capital gain are subject to withholding tax at a rate of 30.0% under the current Australian tax laws.

          PRC Enterprise Income Tax
      PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (representing 30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises which qualify as “high or new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%.
      Suntech China, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status. Suntech China is entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China is thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. After December 31, 2007, Suntech China will be subject to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status.
      To qualify as a “high and new technology enterprise” for enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including:

•	a minimum level of revenues generated from high-technology related sales or services as a percentage of total revenues;

•	a minimum number of employees engaged in research and development; and

•	a minimum research and development expense as a percentage of total revenues.
      Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. Currently, Suntech China has obtained the approval for a preferential enterprise income tax rate of 7.5% in 2005 and 2006. The PRC central or provincial government could at any time determine to immediately eliminate or reduce such preferential tax treatment, and our effective tax rate would increase as a result.
      If Suntech China no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase.
Critical Accounting Policies
      We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
      When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.
          Revenue Recognition
      We recognize revenue from sales of PV cells and modules when products are delivered and title has passed to our customers. A majority of our contracts provide that products are shipped “CIF destination,” or cost-insurance-freight destination. Accordingly, we must receive written evidence that the products have been delivered to and accepted by the customer prior to recognizing revenue. Additionally, certain of our agreements provide for settlement through document-against-payment, or D/ P method, whereby we present shipping documents to our bank and our bank forwards the shipping documents along with a collection notice to the customer’s bank, which then sends a collection notice to the customer. The customer makes payment upon receiving the notice and takes possession of the products only after payment. A majority of our sales to domestic customers require customers to prepay before delivery is made. Such prepayments are recorded in our financial statements, as advances from customers, until delivery has occurred.
      We have arrangements with certain distributors for sales on their own account or, through arrangements with us, to direct shipments to specified customers. Under either arrangement, the distributor pays us for products based on pre-arranged price lists which are subject to periodic updates. Our payment arrangements with distributors provide for either down payment upon delivery to the warehouse or payment terms of up to two months if collateralized by bank letters of credit. We also offer a 1.0% discount to certain distributors if payment is made upon delivery to the warehouse. The agreements with distributors contain our customary product warranties and contain no other post-shipment obligations or any return or credit provisions. We recognize revenues for PV systems integration services upon completion of the integration project (where contracts are typically one to two weeks in duration) primarily because we do not have vendor specific and objective evidence to allow for separating various components of the PV systems integration contracts into separate units for accounting. We only recognize revenues when our prices are fixed or determinable, and collectibility is reasonably assured.
          Warranty
      We provide for the estimated cost of product warranties at the time revenue is recognized. As we have not experienced significant warranty claims to date, we accrue the estimated costs of such warranties based on our assessment of competitor’s accrual history while incorporating some estimates of failure rates through our quality review staff. Actual warranty costs are accumulated and charged against accrued warranty liability. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to revise our estimated warranty liability.
          Impairment of Long-lived Assets
      We evaluate our long-lived assets and finite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. We have continued to construct, acquire and expand our manufacturing facilities since our inception and, to date, have not experienced any factors that would indicate potential impairment of our long-lived assets. As we continue to review impairment factors, impairment charges may be necessary in the future as circumstances change.
          Allowance for Doubtful Accounts
      We maintain allowances for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.
Our Selected Quarterly Results of Operations
      We believe comparisons of our most recent fiscal quarters, which we have included below, provide useful information for investors regarding our results of operations and illustrate the recent trends in our business and operations. This is particularly so since most of our operating activities and growth have occurred during our most recent fiscal quarters. However, you should not rely on these quarter-to-quarter comparisons of our historical results to predict our future performance. There are many factors, including those discussed under “Risk Factors,” that could have a material adverse effect on our business and operating results. The following table presents our selected quarterly results of operations for the seven quarters ended September 30, 2005. You should read the following table in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as our audited consolidated financial statements. The financial information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or for any full year.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,		September 30,
	2004	2004	2004	2004	2005	2005		2005

	(in thousands)
Consolidated Statement of Operations Data
Net revenues	$5,367	$16,361	$25,908	$37,651	$38,497	$41,889		$56,624
Cost of revenues	(4,194)	(12,882)	(18,288)	(24,810)	(25,144)	(27,159)		(39,312)

Gross profit	1,173	3,479	7,620	12,841	13,353	14,730		17,312
Operating expenses
Selling expenses	(190)	(304)	(453)	(803)	(738)	(966)		(1,017)
General and administrative expenses	(513)	(808)	(743)	(825)	(1,099)	(5,047	) (1)	(2,713	)(2)
Research and development expenses	(82)	(76)	(127)	(180)	(178)	(270)		(276)

Total operating expenses	(785)	(1,188)	(1,323)	(1,808)	(2,015)	(6,283)		(4,006)
Income from operations	388	2,291	6,297	11,033	11,338	8,447		13,306
Interest expenses, net(3)	(112)	(207)	(278)	(382)	(302)	(6,165	) (4)	(545)
Other income (expenses)	23	29	80	35	100	(592)		(161)
Tax benefit (expenses)	40	102	134	335	(1,132)	(261)		(859)

Net income after taxes before minority interest	339	2,215	6,233	11,021	10,004	1,429		11,741
Minority interest	—	—	—	—	—	—		(5)
Equity in loss of affiliates	—	(2)	(25)	(24)	(12)	(8)		(103)

Net income	$339	$2,213	$6,208	$10,997	$9,992	$1,421		$11,633

(1)	General and administrative expenses for the three months ended June 30, 2005 included $2.2 million fees paid to our outside consultants as well as $0.2 million share option expenses for options granted to these consultants for the advisory services they provided to us in connection with our restructuring.

(2)	General and administrative expenses for the three months ended September 30, 2005 included $0.8 million share option expenses for the options granted to our consultants.

(3)	Net interest expenses include “interest expenses” and “interest income” from our consolidated financial statements included elsewhere in this prospectus.

(4)	Net interest expenses for the three months ended June 30, 2005 included $5.7 million in finance costs recorded for share options granted to certain lenders for funds advanced to us in connection with our restructuring.
Results of Operations
      The following table sets forth a summary, for the periods indicated, our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for the year ending December 31, 2005 or any other future period.

	Year Ended December 31,						For the Nine Months Ended September 30,

	2002		2003		2004		2004		2005

		% of net		% of net		% of net		% of net		% of net
	(in thousands)	revenues	(in thousands)	revenues	(in thousands)	revenues	(in thousands)	revenues	(in thousands)	revenues
Consolidated Statement of Operations Data
Net revenues
PV cells	$174	5.7%	$9,741	70.1%	$7,331	8.6%	$5,597	11.8%	$22,927	16.7%
PV modules	2,851	94.3	4,104	29.6	77,898	91.3	41,990	88.1	113,466	82.8
PV system integrations	—	—	43	0.3	58	0.1	48	0.1	617	0.5

Total net revenues	3,025	100.0	13,888	100.0	85,287	100.0	47,636	100.0	137,010	100.0
Cost of revenues
PV cells	139	4.6	7,695	55.4	5,269	6.1	4,181	8.8	14,200	10.4
PV modules	2,729	90.2	3,467	25.0	54,862	64.3	31,160	65.4	77,133	56.3
PV system integrations	—	—	33	0.2	43	0.1	22	0.0	282	0.2

Total cost of revenues	2,868	94.8	11,195	80.6	60,174	70.5	35,363	74.2	91,615	66.9
Gross profit	157	5.2	2,693	19.4	25,113	29.5	12,273	25.8	45,395	33.1
Operating expenses
Selling expenses	157	5.2	559	4.0	1,750	2.1	947	2.0	2,722	1.9
General and administrative expenses	980	32.4	1,234	8.9	2,889	3.4	2,064	4.4	8,859	6.5
Research and development expenses	62	2.0	148	1.1	465	0.5	286	0.6	723	0.5

Total operating expenses	1,199	39.6	1,940	14.0	5,104	6.0	3,297	7.0	12,304	8.9
(Loss) income from operations	(1,042)	(34.4)	752	5.4	20,009	23.5	8,976	18.8	33,091	24.2
Interest expenses, net(1)	(84)	(2.8)	(221)	(1.6)	(979)	(1.1)	(597)	(1.3)	(7,012)	(5.2)
Other income (expenses)	168	5.5	93	0.7	167	0.2	132	0.3	(653)	(0.4)
Tax benefit (expenses)	61	2.0	301	2.2	611	0.7	276	0.6	(2,252)	(1.6)

Net (loss) income after taxes before minority interest	(897)	(29.7)	925	6.7	19,808	23.3	8,787	18.4	23,174	17.0
Minority interest	—	—	—	—	—	—	—	—	5	0.1
Equity in loss of affiliates	—	—	—	—	51	0.1	28	0.1	123	0.1

Net (loss) income	$(897)	(29.7%)	$925	6.7%	$19,757	23.2%	$8,759	18.3%	$23,046	16.8%
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	—	—	—	—	1,622	1.2%

Net (loss) income attributable to holders of ordinary shares	$(897)	(29.7%)	$925	6.7%	$19,757	23.2%	$8,759	18.3%	$21,424	15.6%

(1)	Include “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this prospectus.

          Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      Net Revenues. Our total net revenues increased significantly from $47.6 million for the nine months ended September 30, 2004 to $137.0 million for the nine months ended September 30, 2005. The increase was due primarily to a significant increase in our capacity and the volume of our products sold from 27.0 MW for the nine months ended September 30, 2004 to 41.3 MW for the nine months ended September 30, 2005. The significant increase in our capacity and the volume of our products sold was driven primarily by a significant increase in market demand for our products, especially in the European and China markets. Our total net revenues from sales in Europe increased significantly from $40.4 million for the nine months ended September 30, 2004 to $108.7 million for the nine months ended September 30, 2005 as a result of an increased recognition of our brand and acceptance of our products in Europe. Our total net revenues from sales in China increased significantly from $5.2 million for the nine months ended September 30, 2004 to $23.8 million for the nine months ended September 30, 2005 as a result of the increased market demand for PV products in China. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV modules and cells from $2.02 and $2.93 per watt for the nine months ended September 30, 2004, respectively, to $2.97 and $3.42 per watt for the nine months ended September 30, 2005, respectively, as a result of increased demand in the PV market.
      Cost of Revenues. Our cost of revenues increased significantly from $35.4 million for the nine months ended September 30, 2004 to $91.6 million for the nine months ended September 30, 2005. However, cost of revenues as a percentage of our total net revenues decreased from 74.2% for the nine months ended September 30, 2004 to 66.9% for the nine months ended September 30, 2005. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by a significant increase in the quantity of silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, by a lesser extent, increases of unit costs of silicon wafers. Our average cost of silicon wafers increased for the nine months ended September 30, 2005 over the same period in 2004 due to supply shortages and the rising market price of silicon wafers. The effect of unit cost increase was partially offset by decreases in silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies for the nine months ended September 30, 2005.
      Gross Profit. As a result of the foregoing, our gross profit increased significantly from $12.3 million for the nine months ended September 30, 2004 to $45.4 million for the nine months ended September 30, 2005. Our gross margin increased from 25.8% for the nine months ended September 30, 2004 to 33.1% for the nine months ended September 30, 2005.
      Operating Expenses. Our operating expenses increased significantly from $3.3 million for the nine months ended September 30, 2004 to $12.3 million for the nine months ended September 30, 2005. Operating expenses as a percentage of our total net revenues increased from 7.0% for the nine months ended September 30, 2004 to 9.0% for the nine months ended September 30, 2005. The increase in our operating expenses was due primarily to significant increases in our general and administrative expenses and selling expenses and, to a lesser extent, an increase in our and research and development expenses.

•	Selling Expenses. Our selling expenses increased significantly from $0.9 million for the nine months ended September 30, 2004 to $2.8 million for the nine months ended September 30, 2005. However, selling expenses as a percentage of our total net revenues remained stable for the nine months ended September 30, 2005 compared to the same period in the previous year. The increase in our selling expenses was due primarily to a significant increase in provision for warranties from $0.4 million for the nine months ended September 30, 2004 to $1.1 million for the nine months ended September 30, 2005 as a result of our increased sales. We accrued 1.0% of our net revenues as warranty costs at the time revenue is recognized. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $2.1 million for the nine months ended September 30, 2004 to $8.9 million for the nine months ended September 30, 2005. General and administrative expenses as a percentage of our total net revenues increased from 4.3% for the nine months ended September 30, 2004 to 6.5% for the nine months ended September 30, 2005. The increase in our general and administrative expenses was due primarily to $3.0 million fees paid to our outside consultants who provided advisory services to us in connection with our restructuring. The increase was also attributable to $0.8 million share-based compensation expenses for share options granted to certain of our consultants in September 2005, as well as foreign exchange losses resulting from our trade accounts receivable and increases in salary and benefit expenses for our administrative personnel.

•	Research and Development Expenses. Our research and development expenses increased significantly from $0.3 million for the nine months ended September 30, 2004 to $0.7 million for the nine months ended September 30, 2005. The increase was due primarily to increases in raw material costs related to research and development activities, salary and benefit expenses for our research and development personnel. Research and development expenses as a percentage of our total net revenues declined from 0.6% for the nine months ended September 30, 2004 to 0.5% for the nine months ended September 30, 2005.

      Interest Expenses, net. Our net interest expenses increased significantly from $0.6 million for the nine months ended September 30, 2004 to $7.0 million for the nine months ended September 30, 2005 due primarily to share option expenses for options granted to certain lenders for funds they advanced to us to effect our organization, as well as our increased bank borrowings.
      Other Income (Expenses). We incurred other expenses of $0.7 million for the nine months ended September 30, 2005, while generating other income of $0.1 million for the nine months ended September 30, 2004. Our other expenses for the nine months ended September 30, 2005 mainly consisted of net foreign currency exchange loss from sales of our products. Other income for the nine months ended September 30, 2004 consisted mainly of government grants.
      Tax Benefit (Expenses). We incurred tax expenses of $2.3 million for the nine months ended September 30, 2005, while generating tax benefit of $0.3 million for the nine months ended September 30, 2004. We incurred tax expenses for the nine months ended September 30, 2005 because our two-year exemption from enterprise income tax for our first two profitable years of operation expired on January 1, 2005. We generated tax benefit for the nine months ended September 30, 2004 because of an increase in our manufacturing equipment, the depreciation of which was recorded over 10 years in accordance with PRC tax law. However, such depreciation is recorded over the estimated useful life of the asset in accordance with U.S. GAAP, and the estimated useful life for our manufacturing equipment is five years. The amount that was not recorded as depreciation in accordance with PRC tax law was recorded as deferred tax assets under U.S. GAAP and generated tax benefit. The tax benefit was also attributable to increases in accrued warranty and government grants, which were recorded as deferred tax assets under U.S. GAAP and generated tax benefit.
      Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $8.8 million for the nine months ended September 30, 2004 to $23.0 million for the nine months ended September 30, 2005. Our net margin decreased from 18.3% for the nine months ended September 30, 2004 to 16.8% for the nine months ended September 30, 2005.
          Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net Revenues. Our total net revenues increased significantly from $13.9 million in 2003 to $85.3 million in 2004. The increase was due primarily to a significant increase in our capacity and the volume of our products sold from 6.4 MW in 2003 to 29.5 MW in 2004, especially changes in product mix toward PV modules. The significant increase in our capacity and the volume of our products sold was due primarily to a significant increase in market demand for our products, especially in Germany as well as other countries in Europe, which became our largest market in 2004. Our total net revenues from sales in Europe increased significantly from $3.4 million in 2003 to $76.2 million in 2004 as a result of an increased recognition of our brand and acceptance of our products in Europe. The increase in our total net revenues was also due to changes in our product mix in 2004 compared to 2003, as a significantly greater percentage of our sales in 2004 came from the sales of PV modules, which had higher average selling price compared to that of PV cells. We changed our product mix to increase the sales of PV modules in order to capture the incremental profit opportunities and build brand recognition. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV modules from $2.77 per watt in 2003 to $3.01 per watt in 2004 as a result of increased demand in the PV market.
      Cost of Revenues. Our cost of revenues increased significantly from $11.2 million in 2003 to $60.2 million in 2004. However, cost of revenues as a percentage of our total net revenues decreased from 80.6% in 2003 to 70.6% in 2004. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by a significant increase in the quantity of silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, by a lesser extent, increases of unit costs of silicon wafers. Our average cost of silicon wafers increased in 2004 compared to 2003 due to supply shortages and the rising market prices of silicon wafers. The effect of unit cost increase was partially offset by decreases in silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies in 2004. Among different categories of cost of revenues, direct labor cost as a percentage of cost of revenues increased in 2004 compared to 2003 because we produced in 2004 a significantly greater percentage of PV modules, the manufacturing of which was more labor-intensive.
      Gross Profit. As a result of the foregoing, our gross profit increased significantly from $2.7 million in 2003 to $25.1 million in 2004. Our gross margin increased from 19.4% in 2003 to 29.5% in 2004.
      Operating Expenses. Our operating expenses increased significantly from $1.9 million in 2003 to $5.1 million in 2004. However, operating expenses as a percentage of our total net revenues decreased from 14.0% in 2003 to 6.0% in 2004. The increase in our operating expenses was due primarily to significant increases in our general and administrative expenses and selling expenses and, to a lesser extent, an increase in our research and development expenses.

•	Selling Expenses. Our selling expenses increased significantly from $0.6 million in 2003 to $1.8 million in 2004. However, selling expenses as a percentage of our total net revenues declined from 4.0% in 2003 to 2.1% in 2004. The increase in our selling expenses was due primarily to a significant increase in provision for warranties from $39,319 in 2003 to $0.8 million in 2004 as a result of our increased sales. We accrued 1.0% of our net revenues as warranty costs at the time revenue is recognized. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $1.2 million in 2003 to $2.9 million in 2004. However, general and administrative expenses as a percentage of our total net revenues declined from 8.9% in 2003 to 3.4% in 2004. The increase in our general and administrative expenses was primarily due to increases in bank and other fees in connection with our increased export sales, amortization expenses for improvement of our rented offices, foreign exchange losses resulting from our trade accounts receivable, and provision for bad debts.

•	Research and Development Expenses. Our research and development increased significantly from $0.1 million in 2003 to $0.5 million in 2004. The increase was due primarily to increases in raw material costs related to research and development activities, salary and benefit expenses for our research and development personnel, and testing expenses paid to our research and development partners and other independent third parties. Research and development expenses as a percentage of our total net revenues declined from 1.1% in 2003 to 0.5% in 2004.
      Interest Expenses, net. Our net interest expenses increased significantly from $0.2 million in 2003 to $1.0 million in 2004 due primarily to our increased short-term borrowings in 2004, which was partially offset by a decrease in our average interest rate in 2004 because we were able to obtain a portion of our short-term borrowings in 2004 at below-market rate.

      Other Income. Other income increased by 79.4% from $93,094 in 2003 to $166,972 in 2004 due mainly to an increase in the portion of the government grants we received that we recognized as revenue.
      Tax Benefit. Our tax benefit increased significantly from $300,730 in 2003 to $611,447 in 2004 due primarily to an increase in deferred tax assets. The increase in deferred tax assets was due primarily to an increase in our manufacturing equipment, the depreciation of which was recorded over 10 years in accordance with PRC tax law. However, such depreciation is recorded over the estimated useful life of the asset in accordance with U.S. GAAP, and the estimated useful life for our manufacturing equipment is five years. The amount that was not recorded as depreciation in accordance with PRC tax law was recorded as deferred tax assets under U.S. GAAP and generated tax benefit. The increase was also attributable to increases in accrued warranty and government grants, which were recorded as deferred tax assets under U.S. GAAP and generated tax benefit.
      Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $0.9 million in 2003 to $19.8 million in 2004. Our net margin increased from 6.7% in 2003 to 23.2% in 2004.
          Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Net Revenues. Our total net revenues increased significantly from $3.0 million in 2002 to $13.9 million in 2003. The increase due primarily to a significant increase in our capacity and the volume of our products sold from 0.9 MW in 2002 to 6.4 MW in 2003, especially the volume of PV cells sold. The increase was also due to an increase in the average selling price of our PV cells from $1.78 per watt in 2002 to $1.99 per watt in 2003. The increase was also partially offset by a decrease in the average selling price of PV modules from $3.48 per watt in 2002 to $2.77 per watt in 2003 resulting from the general slowdown of the PV industry, as well as our favorable pricing policy to our overseas customers when we commenced our sales to these customers.
      Cost of Revenues. Our cost of revenues increased significantly from $2.9 million in 2002 to $11.2 million in 2003. However, cost of revenues as a percentage of our total net revenues decreased from 94.8% in 2002 to 80.6% in 2003. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by a significant increase in the quantity of silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, by a lesser extent, increases of unit costs of silicon wafers. Our average cost of silicon wafers increased in 2003 compared to 2002 due to supply shortages and the rising market prices for silicon wafers. The effect of average unit cost increase was partially offset by decreases in silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies in 2003.
      Gross Profit. As a result of the foregoing, our gross profit increased significantly from $0.2 million in 2002 to $2.7 million in 2003. Our gross margin increased from 5.2% in 2002 to 19.4% in 2003.
      Operating Expenses. Our operating expenses increased by 61.9% from $1.2 million in 2002 to $1.9 million in 2003. However, operating expenses as a percentage of our net revenues decreased from 39.6% in 2002 to 14.0% in 2003. The increase in our operating expenses was due primarily to 25.9% increase in our general and administrative expenses and, to a lesser extent, significant increases in selling expenses and research and development expenses.

•	Selling Expenses. Our selling expenses increased significantly from $157,267 in 2002 to $558,886 in 2003. However, selling expenses as a percentage of our total net revenues declined from 5.2% in 2002 to 4.0% in 2003. The increase in our selling expense was due primarily to increases in advertising and other sales and marketing expenses, insurance premiums and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased by 25.9% from $1.0 million in 2002 to $1.2 million in 2003. However, general and administrative expenses as a percentage of our total net revenues declined from 32.4% in 2002 to 8.9% in 2003.

This increase in our general and administrative expenses was due primarily to increases in amortization expenses of our improvement of our rented offices and utility expenses.

•	Research and Development Expenses. Our research and development expenses increased significantly from $61,466 in 2002 to $147,759 in 2003. This increase was due primarily to increases in raw material costs related to research and development activities, travel and other expenses incurred by research personnel, and testing expenses paid to our research and development partners and other independent third-parties. Research and development expenses as a percentage of our total net revenues declined from 2.0% in 2002 to 1.1% in 2003.

      Interest Expenses, net. Our net interest expenses increased significantly from $84,330 in 2002 to $220,644 in 2003. This increase was due primarily to a significant increase in short-term borrowings in 2003 and, to a lesser extent, an increase in the average interest rate of our short-term borrowings.
Liquidity and Capital Resources
          Cash Flows and Working Capital
      To date, we have financed our operations primarily through cash flows from operations, short-term and long-term bank borrowings, as well as equity contributions by our shareholders. As of December 31, 2004 and September 30, 2005, we had $19.1 million and $24.6 million in cash and cash equivalents, respectively, and $34.4 million and $46.4 million in outstanding short-term borrowings, respectively. Our short-term bank borrowings outstanding as of December 31, 2004 and September 30, 2005 bore average interest rates of 4.47% and 3.503%, respectively. Each of these borrowings has a term of one year, and expires at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative fundings in the future. See “Risk Factors— Risks Related to Our Company and Our Industry— We have significant outstanding short-term bank borrowings and we may not be able to obtain extensions when they mature.” We did not have any outstanding long-term borrowings as of December 31, 2004, and had $4.9 million of long-term borrowings as of September 30, 2005. As of September 30, 2005, we had a single long-term credit facility with a maximum borrowing amount of $6.2 million, of which $2.5 million was drawn on March 31, 2005 and $3.7 million was drawn on September 26, 2005. This facility has a three-year term expiring on March 28, 2008 and requires no collateral or guarantee. The facility bears an interest rate of 5.76% for the first drawing made on March 31, 2005, and 6.366% for the second drawing made on September 26, 2005. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

      The following table sets forth a summary of our cash flows for the periods indicated:

				For the Nine Months Ended
	For the Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(in thousands)
Net cash (used in) provided by operating activities	$(2,359)	$716	$2,576	$(3,499)	$2,931
Net cash used in investing activities	(2,593)	(3,026)	(13,129)	(12,855)	(20,198)
Net cash provided by financing activities	3,624	3,581	28,112	24,352	21,879
Net (decrease) increase in cash and cash equivalents	(1,328)	1,272	17,563	8,002	5,449
Cash and cash equivalents at beginning of period	1,615	287	1,559	1,559	19,122
Cash and cash equivalents at end of period	$287	$1,559	$19,122	$9,561	$24,571
          Operating Activities
      Net cash provided by operating activities for the nine months ended September 30, 2005 amounted to $2.9 million, while net cash used in operating activities for the nine months ended September 30, 2004 amounted to $3.5 million. Net cash provided by operating activities for the nine months ended September 30, 2005 was mainly a result of net income of $23.0 million, as well as non-cash share-based compensation, which were partially offset by increases in inventories and advances to suppliers. Net cash used in operating activities for the nine months ended September 30, 2004 was primarily because the levels of our inventories, advances to suppliers and accounts receivable at the end of the period exceeded those at the beginning of the period.
      Net cash provided by operating activities increased significantly from $0.7 million in 2003 to $2.6 million in 2004, due primarily to a significant increase in the amount of cash provided by sales of our products. The increase was also attributable to increases in accrued payroll, depreciation and amortization and accounts payable. The increase was partially offset by increases in inventories and accounts receivables.
      Net cash provided by operating activities in 2003 amounted to $0.7 million, while net cash used in operating activities in 2002 amounted to $2.4 million. Net cash provided by operating activities in 2003 was a result of net income of $0.9 million, as well as non-cash depreciation and amortization of $1.2 million. Operating assets and liabilities also increased in line with overall trends and largely offset each other. Net cash used in operating activities in 2002 resulted from our net loss of $0.9 million, which was partially offset by non-cash depreciation and amortization of $0.9 million. Additionally, our investments in inventories and accounts receivable exceeded our ability to finance our acquisitions of raw materials.
          Investing Activities
      Net cash used in investing activities increased significantly from $12.9 million for the nine months ended September 30, 2004 to $20.2 million for the nine months ended September 30, 2005, due primarily to a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules.
      Net cash used in investing activities increased significantly from $3.0 million in 2003 to $13.1 million in 2004, due primarily to (i) a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules (ii) a significant increase in restricted cash as a result of our increased use of letters of credit, which requires us to make restricted deposits with banks that issue such letters of credit. Our increased use of letters of credit was attributable to our increased purchases of raw materials in amounts from overseas suppliers in 2004.
      Net cash used in investing activities increased by 16.7% from $2.6 million in 2002 to $3.0 million in 2003, due to an increase in restricted cash resulting from our commencement of sales to overseas customers.
          Financing Activities
      Net cash provided by financing activities decreased by 10.2% from $24.4 million for the nine months ended September 30, 2004 to $21.9 million for the nine months ended September 30, 2005, due primarily to a decrease in net borrowings from banks. For the nine months ended September 30, 2005, we received $80 million from issuance of Series A preferred shares, and paid $74.5 million to re-purchase ordinary shares from certain shareholders.
      Net cash provided by financing activities increased significantly from $3.6 million in 2003 to $28.1 million in 2004, due primarily to a significant increase in short-term bank borrowings. Net cash provided by financing activities, which consist of net proceeds from short-term borrowing remained stable at approximately $3.6 million in both 2002 and 2003.
      We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
Capital Expenditures
      We made capital expenditures of $2.5 million, $2.5 million and $8.2 million in 2002, 2003 and 2004, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. We estimate that our capital expenditures in 2005 and 2006 will also be used primarily to purchase manufacturing equipment for the expansion of our PV cell and module manufacturing lines. We also intend to upgrade our enterprise resource planning system, or ERP.

Contractual Obligations and Commercial Commitments
      The following table sets forth our contractual obligations and commercial commitments as of September 30, 2005:

	Payment Due by Period

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years

	(in thousands)
Long-term debt obligations	$4,943	—	$4,943	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	92	82	10	—	—
Purchase obligations(1)	29,911	29,911	—	—	—
Other long-term liabilities reflected on the company’s balance sheet	2,118	—	—	—	2,118

Total	$37,064	$29,993	$4,953	—	$2,118

(1)	Include commitments to purchase production equipment in the amount of $22.2 million and commitments to purchase raw materials in the amount of $7.7 million.
      On October 14, 2005, we entered into a 10-year supply agreement with Deutsche Solar AG. We estimate that over the ten-year period, we will likely purchase silicon wafers in the amount of approximately $80.0 million. Under this agreement, we are also obligated to make an advance payment of $1.8 million four weeks after October 14, 2005, and an additional $1.8 million six months after October 14, 2005.
      Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.
Off-balance Sheet Commitments and Arrangements
      As of December 31, 2004 and September 30, 2005, we were contingently liable as guarantor with respect to borrowings by an ex-shareholder, Wuxi Shanhe Group, in an aggregate amount of $2.8 million and $1.0 million, respectively. The underlying loans mature ratably on July 15, 2005, September 23, 2005, and January 23, 2006. Since January 2004, we have provided guarantees for the entire principal amount, and any penalties to be incurred by the borrower in the event of any default. We had no recourse for recovery from third parties as a result of any payments by us under the guarantees. We do not anticipate any material loss by reason of the guarantees. As of September 30, 2005, the carrying value of the guarantees was nil as the fair value of the guarantees was immaterial.
      Other than the above, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
Inflation
      Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was (0.8%), 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosure about Market Risk
          Foreign Exchange Risk
      A substantial portion of our sales are currently denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2004 and September 30, 2005, we held $5.3 million and $2.5 million in accounts receivable, respectively, of which $4.2 million and $0.1 million was denominated in U.S. dollars, respectively. Assuming we had converted the U.S. dollar denominated accounts receivable of $4.2 million and $0.1 million as of December 31, 2004 and September 30, 2005 into Renminbi at the exchange rate of $1.00 for RMB8.0920 as of September 30, 2005, the accounts receivable would have been RMB34.8 million and RMB0.9 million, respectively. Assuming a 10% appreciation of the Renminbi against the U.S. dollar, our accounts receivable denominated in U.S. dollars would have decreased by $423,273 to $3.8 million as of December 31, 2004 and by $10,963 to $98,670 as of September 30, 2005.
      We recorded net foreign currency gain from sales of $5,909, $3,961, and $24,678 in 2002, 2003 and 2004, respectively, but recorded net foreign exchange loss from sales of $0.7 million for the nine months ended September 30, 2005. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We plan to reduce the effect of our exposure to foreign exchange risk through hedging arrangements, such as entering into forward exchange contracts and foreign currency option contracts. However, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
      Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
          Interest Rate Risk
      Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.
Recent Accounting Pronouncements
      In November 2005, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4,” or SFAS 151. SFAS 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred on or after July 1,

2005. We do not anticipate that the adoption of SFAS 153 will have a material effect on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets— an Amendment of APB Opinion No. 29,” or SFAS 153. SFAS 153 amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of SFAS 153 will have a material effect on our financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS 154, which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements— An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not anticipate that the adoption of SFAS 154 will have a material effect on our financial position or results of operations.
      In December 2004, the FASB issued SFAS 123R, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. The expense will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123 will apply to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date. We will apply the modified prospective method of transition to SFAS 123R and will adopt SFAS 123 effective January 1, 2006.

OUR BUSINESS
Overview
      We are one of the leading solar energy companies in the world as measured by production output in 2004. Since we commenced business operations in May 2002, we have grown rapidly to become one of the world’s top 10 manufacturers of PV cells in 2004, based on production output, according to the March 2005 issue of Photon International. We design, develop, manufacture and market a variety of PV cells and modules. We also provide PV system integration services in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide, including a number of European countries such as Germany and Spain, as well as China and the United States. We sell our products outside of China primarily through distributors and in China primarily to end users directly.
      We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at the lowest possible cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells reached 16.5% and 15.0% as of September 30, 2005, respectively. In comparison, according to a report published by the International Energy Agency in September 2004, the conversion efficiency rates of monocrystalline and multicrystalline silicon PV cells generally range between 12.0% and 17.0%, and between 11.0% and 16.0%, respectively.
      We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner.
      We increased our manufacturing capacity by 12 times in less than three years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW. Through continuous innovation and capacity expansion, we have established five PV cell manufacturing lines with an aggregate annual capacity of 120 MW as of September 30, 2005. We plan to double our aggregate capacity of PV cells by the end of 2006. We sold 0.9 MW, 6.4 MW, 29.5 MW and 41.3 MW of our products in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively.
      Our net revenues increased from $3.0 million in 2002 to $13.9 million in 2003 and to $85.3 million in 2004, representing a CAGR of 431.0% from 2002 to 2004. We generated net loss of $0.9 million in 2002 and have been profitable since 2003. Our net income increased from $0.9 million in 2003 to $19.8 million in 2004, representing net margin of 6.7% and 23.2%, respectively. For the nine months ended September 30, 2005, our net revenues and net income amounted to $137.0 million and $23.0 million, respectively, representing increases of 187.6% and 163.1%, respectively, over the same period in 2004.
Our Industry
      Solar energy generation systems use interconnected PV cells to generate electricity from sunlight, a phenomenon commonly known as the photovoltaic effect. Most PV cells are constructed using specially processed silicon, which, when exposed to sunlight, generates electric current. Interconnected PV cells are packaged into PV modules, which protect the PV cells and collect the electricity generated. PV systems comprise of multiple PV modules, related power electronics and other components. PV systems are used for both on-grid generation, in which electricity generated is fed into an electricity transmission grid for sale, and off-grid generation for locations where access to the electricity transmission grid is not physically available or economically feasible.

          The Global PV Market
      The PV market has grown significantly in the past decade. According to Solarbuzz, the global PV market, as measured by annual PV system installations, increased from 254 MW in 2000 to 927 MW in 2004, representing a CAGR of 38.2%, while PV industry revenues grew from approximately $2.0 billion in 2000 to approximately $6.5 billion in 2004, representing a CAGR of 34.3%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and still has significant growth potential. Solarbuzz projects that PV industry revenues will reach $9.9 billion by 2006 and $18.6 billion by 2010. The following diagram sets forth the actual and projected worldwide PV market size in terms of annual revenues for the periods indicated.
          Worldwide PV Industry Revenues 2000-2010 (in $ billion)

Source: Solarbuzz
* Represents projected revenues.
          Key Growth Drivers
      We believe the following factors will continue to drive the growth of the PV industry, including the demand for our products and services:
          Rising Energy Demand and Limited Fossil Energy Resources with Increasing Prices
      The economic development worldwide has resulted in a continuing rise in energy demand. According to the U.S. Department of Energy’s report on international energy outlook, worldwide demand for electricity is expected to almost double from 14.3 billion megawatt hours, or MWh, in 2002 to 26.0 billion MWh in 2025. Almost all electricity is currently produced using fossil energy resources such as natural gas, coal and petroleum, the supply of which is finite. In addition, political instability, labor unrest, war and the threat of terrorism in oil-producing regions have increased oil prices, and raised concerns over dependency on imported oil in many nations. As a result, we believe that future demand for energy will be increasingly met by renewable sources, such as solar energy.
          Increasing Environmental Awareness and Regulations Limiting Emissions from Fossil Fuels
      Increasing environmental awareness has led to regulations in many countries that seek to limit emissions of fossil power generation plants. Countries that are parties to international treaties such as the Kyoto Protocol have agreed to reduce emissions of carbon dioxide and other gases. In addition, national and regional air pollution regulations also restrict the release of carbon dioxide and other gases. Solar energy addresses such environmental concerns as it consumes no fuel and produces no air, water or noise pollution.
          Growing Worldwide Adoption of Government Incentives for Solar and Other Renewable Energy Sources
      At present, most renewable energy sources are not cost competitive on a stand-alone basis, and the PV industry is likely to continue to rely on governmental incentives in the near future. A growing number of countries have established incentive programs for the development of solar and other renewable energy sources, such as:

•	net metering laws that allow on-grid end users to sell electricity back to the grid at retail prices;

•	direct subsidies to end users to offset costs of PV equipment and installation charges;

•	low interest loans for financing PV systems and tax incentives; and

•	government standards that mandate minimum usage levels of renewable energy sources.
      Japan. According to Solarbuzz, incentive programs in Japan have led to the installation of more than 100,000 residential PV systems from 2003 through 2004. Japan is planning to install five GW of generation capacity by 2010. The Japanese government has implemented a series of incentive programs, including the “PV 2030” roadmap. This roadmap outlines government policies designed to generate up to 50 to 200 GW of PV electricity by 2030, as well as the provision of government subsidies for research and development, designed to be self-sustainable for households in 2010 and for businesses and industry in 2020 and 2030, respectively.
      According to Solarbuzz, as a result of the past incentive programs, solar energy is becoming increasingly competitive and self-sustained in Japan, and the government reduced direct subsidies to end users of solar power from 90 yen per watt in 2003 to 45 yen per watt in 2004. These subsidies were reduced by an additional 50.0% in 2005 and will be eliminated completely in 2006. Despite the phase-out in government subsidies, the PV market in Japan is expected to continue to grow due to the increasing competitiveness of solar energy. We do not expect the phasing out of government subsidies in Japan to have a material adverse effect on our business and results of operations.
      Germany. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.
      Spain. The incentive regime in Spain includes a national net metering program and favorable interest loans. The actual feed-in tariff for solar energy in Spain is fully guaranteed for 25 years and guaranteed at 80% subsequently. The Spanish Institute for Energy Diversification and Saving subsidized the financing of PV projects in the amount of Euro 189.6 million in 2004.
      United States. A number of states, including California, New Jersey and Nevada, have committed substantial resources to developing and implementing renewable energy programs. For example, in California, a customer who has purchased solar energy products can receive a cash rebate from the California Energy Commission, a state tax credit and can take advantage of net metering. The customer’s cash rebate is based on the capital cost of the PV system, currently set at $2.80 per watt. This cash rebate may be assigned to the solar installation company selling the PV system, lowering the effective net capital cost to the customer.
      China. In February 2005, China enacted the Renewable Energy Law, which authorizes relevant authorities to set favorable prices for the purchase of surplus on-grid PV-generated electricity, and provides other financial incentives for the development of renewable energy projects. In addition, the State Council of China and the Ministry of Construction have recently promulgated directives encouraging the development and use of solar energy in both urban and rural areas. Various local authorities have also introduced initiatives to encourage the adoption of renewable energy including solar energy.

          Narrowing Cost Differentials Between Solar and Conventional Energy Sources
      According to Solarbuzz, the average price of PV cells and modules has decreased by 24% from 1996 to 2003 and is expected to continue to decrease over the long run as the result of improvements in process technologies and economies of scale.
      In certain markets, solar energy is already competitive. Solar energy competes with electricity transmission grid power, the cost of which includes not only generating costs, but also transmission and distribution costs, taxes and other fees. As a result of government support in the past, solar energy has become an attractive alternative to conventional energy sources. In Japan, government incentive programs have spurred the rapid adoption of solar energy generation and solar energy is becoming increasingly competitive and self-sustained.
          Advantages of Solar Energy
      Solar energy has several advantages over both conventional and other forms of renewable energy:

•	Matching Peak Time Output with Peak Time Demand. Solar energy can effectively supplement electricity supply from an electricity transmission grid, such as when electricity demand peaks in the summer.

•	Reliability. Accelerated aging tests have shown that PV systems can operate for 30 years or more without the need for major maintenance other than the occasional cleaning of the PV module surface.

•	Modularity and Scalability. As the size and the generating capacity of a PV system are a function of the number of PV modules installed, applications of PV technology are readily scalable and versatile.

•	Dual Usage. PV modules are increasingly used to serve as both a power generator and the exterior of a building. Like architectural glass, PV modules can be installed on the roofs and facades of residential and commercial buildings.
          The PV Industry Value Chain
      The PV industry value chain begins with processing quartzite sand to produce raw silicon. The raw silicon is then melted and pulled or casted into ingots, which are subsequently cut, shaped and sliced into wafers. PV cell manufacturers use silicon wafers to make PV cells. PV cells are interconnected to form PV modules. PV modules, together with system components such as batteries or power electronics, are distributed by wholesalers and resellers, to installers, system integrators and service providers, to be installed for on-grid and off-grid systems.
          Challenges for the PV Industry
      PV power generation systems require relatively high upfront costs, but have minimal ongoing operational costs as they do not consume any fuel and require minimal ongoing maintenance. The primary challenge of the PV industry is to reduce the prices of PV systems, measured in terms of price per watt to the customer. While there have been laboratory successes in producing PV cells with conversion efficiency rates greater than

30%, we believe that none of these technologies has been successfully commercialized due to high manufacturing costs which resulted in correspondingly higher cost per watt to the customer. Manufacturers of PV products have focused over the last decade on crystalline silicon technologies to reduce the cost per watt of generating solar energy.
      We believe that the cost per watt of PV systems can be reduced by the following measures:

•	lowering silicon raw material cost;

•	decreasing silicon usage per watt;

•	increasing the conversion efficiencies of PV cells cost-effectively;

•	improving manufacturing efficiencies;

•	reducing the capital expenditure per unit of PV capacity expansion; and

•	enhancing manufacturers’ economies of scale.
Our Competitive Strengths
      We believe that the following competitive strengths enable us to take advantage of the rapid growth in the PV industry and compete effectively in the global PV market:
          Large-Scale Manufacturing of High-Efficiency PV Cells
      Our manufacturing technologies enable us to produce high-efficiency PV cells on a large scale with efficient use of raw materials. Our manufacturing capacity and output have increased rapidly in the past three years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW. As of September 30, 2005, our PV cell manufacturing capacity has grown to 120 MW per year. We plan to double our annual manufacturing capacity of PV cells by the end of 2006. The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells have reached 16.3% and 14.8% in 2004, respectively, and 16.5% and 15.0% in 2005, respectively, In comparison, according to a report published by the International Energy Agency in September 2004, the conversion efficiency rates of monocrystalline and multicrystalline range between 12.0% and 17.0%, and between 11.0% to 16.0%, respectively. Our process technologies have significantly improved our productivity and increased the efficiency of our raw material usage, both of which have lowered the cost per watt of our products.
          Strong Research and Development Capabilities in PV technology
      We have superior research and development capabilities in conducting basic research, improving manufacturing process and commercializing new PV technologies. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technical officer and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists, are all prominent experts in the PV industry, each with over 10 years of experience with PV technologies. As of September 30, 2005, our PV technology research and development center had 58 personnel, including 26 PV technology experts from China and abroad. We have accumulated significant expertise, knowledge, know-how and experience in silicon materials, solar cell device physics, theoretical simulation and characterization, process technologies and the design of advanced PV manufacturing equipment. We made significant progress in developing innovative silicon purification technologies to substantially reduce silicon cost, and commercializing thin film technology to reduce the consumption of silicon materials and manufacturing costs. We have established cooperative relationships with a number of universities in China and abroad, including the University of New South Wales in Australia and Zhongshan University in China. Our collaborative efforts with these institutions not only give us access to advanced testing facilities and equipment, but also enable us to keep abreast of the latest industry developments and trends. The government authorities in China have recognized our research and development capabilities by giving us research grants.

          Flexible China-based, Low-cost Manufacturing Model
      We believe our China-based, semi-automated manufacturing model lowers our operating costs and capital expenditure. We optimize automation and manual operations in our manufacturing processes to take advantage of our location in China, where the costs of skilled labor, engineering and technical resources, as well as land, production equipment, facilities and utilities, tend to be lower than those in developed countries. We are one of the few companies in the world capable of producing PV cells with both monocrystalline and multicrystalline silicon wafers, giving us flexibility in raw material procurement and a competitive advantage during periods of silicon wafer supply shortages. We have developed process technologies that enable us to manufacture high-efficiency PV cells using off-specification silicon wafers, which further reduces our raw material costs. Our flexible manufacturing model enables us to reduce breakage and improve manufacturing yields. Our design capabilities enable us to substitute certain costly imported equipment with self-designed domestic alternatives. In addition, we believe that our semi-automated manufacturing model enables us to expand capacity at a lower cost, compared to the fully-automated processes often utilized in developed countries.
          Established Relationships with Key Customers and Suppliers
      To grow our business and market share, we have established various types of supply and sales arrangements with some of the key players in the PV industry. Our major international customers include Aleo Solar GmbH, Bihler GmbH, Conergy AG, IBC Solar AG and SolarWorld AG. We purchase silicon wafers from some of our customers, including SolarWorld AG (through its wholly-owned subsidiary Deutsche Solar AG) and Sunlynx Anstalt, and sell all or a substantial portion of the PV modules manufactured with these wafers to these customers. These arrangements ensure that at least a portion of our raw material requirement is met, and enable us to leverage the local distribution networks of these partners. In October 2005, we entered into a 10-year supply agreement with Deutsche Solar AG, under which Deutsche Solar AG has agreed to supply us with specified quantities of silicon wafers from January 1, 2006 to December 31, 2015. We have also built a silicon wafer supply chain in China. We are one of the few China-based companies to have access to silicon produced domestically. In addition, we provide technical support to two silicon slicing companies in China, which have been supplying silicon wafers to us on an exclusive basis. We have also invested in a silicon ingot company which supplies us with silicon ingots. We leverage our relationships with companies outside of China to source silicon materials for three Chinese silicon ingot manufacturers, who, in return, have been supplying us with silicon ingots. Through a variety of arrangements, we believe we will be able to secure silicon raw materials for the estimated production output in 2006.
          Leading Pure Play Solar Energy Company with High Growth and Profitability
      We are a leading independent developer and manufacturer of PV cells and modules. According to Photon International, we were one of the top 10 PV cell producers worldwide and the largest PV cell producer in China in 2004, based on production output. Unlike several of our large competitors, which operate as PV divisions of large industrial, utility and oil conglomerates, we dedicate all of our management efforts and financial, technical, research and human resources to the design, development, manufacturing and marketing of PV products. Our focus on the PV industry enables our management to set corporate direction, make strategic and operational decisions based solely on our commitment to the PV industry and our customer requirements. We believe that our focused efforts have contributed to our rapid growth and high operating efficiency in the past three years. We have increased our annual manufacturing capacity of PV cells from 10 MW in August 2002 to 120 MW as of September 30, 2005. We achieved profitability in December 2002, within one year of commencing our operations, and achieved gross margin of 19.4%, 29.5% and 33.1% and net margin of 6.7%, 23.2% and 16.8% in 2003, 2004 and for the nine months ended September 30, 2005, respectively, which we believe were among the highest compared to current public solar energy companies. We believe that our dedication to the PV industry will enable us to better capitalize on the rapidly growing demand for PV products, expand our manufacturing capacity and respond quickly to industry, technology and market changes.

          Experienced Management Team with Proven Technology and Operational Record
      We have an experienced management team that has successfully led our operations and increased our capacity, revenues and profits through rapid organic growth. Dr. Zhengrong Shi, our founder, the chairman of our board of directors and our chief executive officer, has over 20 years of experience in the PV industry. With his expertise, entrepreneurial spirit and strong leadership, Dr. Shi has been instrumental in helping us achieve our current leading market position. He is the inventor for 11 patents in PV technology and received his doctorate degree under the guidance of Professor Martin Green, one of the world’s foremost researchers and inventors in the field of PV technology. Prior to founding our company, Dr. Shi was the research director and an executive director of Pacific Solar Pty. in Australia and a research fellow of the Australian Research Committee. Our chief operating officer, Mr. Graham Artes, has over 30 years of experience in managing production, services and sales. We believe that the technical and industry knowledge and the operating experiences of our senior executives provide us with significant competitive advantages in the fast growing PV industry.
Our Strategies
      Our objective is to be the global market leader for the development and manufacturing of PV products. We intend to grow our business by pursuing the following strategies:
          Enhance Leading-edge Technology through Continuous Innovation
      We will continue to devote substantial resources to research and development efforts in order to improve our product design and manufacturing capabilities. In particular, our research and development efforts will focus on the following areas:

•	Increase Conversion Efficiencies. We are developing new technologies and designing more advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with higher conversion efficiencies.

•	Reduced Silicon Usage by Using Thinner Silicon Wafers. We are developing process technologies to address manufacturing challenges associated with reducing the thickness of silicon wafers, including cell warpage and breakage rate of thinner silicon wafers.

•	Utilize Low Cost Solar Grade Silicon. We are developing innovative silicon purification technologies, which we believe will substantially reduce silicon cost while maintaining and enhancing our conversion efficiencies.

•	Develop Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for the next-generation thin film silicon PV cells on glass, which would significantly reduce the consumption of silicon materials and manufacturing costs.
      In addition, we continue to develop equipment and tools and redesign our manufacturing processes to improve our operating efficiency. We also plan to strengthen our research and development by recruiting additional experienced research and development personnel.
          Continue to Improve Conversion Efficiency While Reducing Manufacturing Costs
      Our current goal is to improve, in a cost effective manner, the conversion efficiency of our multicrystalline silicon PV cells from the current 15.0% to 18.0% and our monocrystalline silicon PV cells from the current 16.5% to 20.0%. Since 2002, the average conversion efficiency rates of our multicrystalline and monocrystalline silicon PV cells have already improved from 14.0% to 15.0% and from 14.5% to 16.5%, as of September 30, 2005, respectively. Since October 2005, using our pilot manufacturing line equipped with our latest technology, we have been able to produce PV cells with an average conversion efficiency rate of over 18.5%. We plan to continue to develop, improve and commercialize laboratory-demonstrated advancements to produce more efficient PV cells, improve PV module designs and streamline our manufacturing process. We believe that our strong and consistent commitment to developing better technologies and more efficient manufacturing processes will further lower our costs and increase our conversion efficiency in a cost effective manner.
          Secure Additional Long-term Raw Material Supplies
      We plan to secure raw material supplies through additional long-term supply contracts, strategic alliances with silicon suppliers and developing new technologies. We have entered into a 10-year supply agreement with Deutsche Solar AG, under which Deutsche Solar AG has agreed to supply us with specified quantities of silicon wafers from January 1, 2006 to December 31, 2015. We are in active discussions with many silicon and silicon wafer suppliers both overseas and in China to secure long-term fixed price and fixed amount supply contracts with prepayment. We believe that our large-scale manufacturing capability and leading market position in China make us the ideal customer for global silicon and silicon wafer suppliers. We have entered into an agreement to establish a majority-owned subsidiary for the manufacturing of PV cells and modules with one of the major silicon wafer suppliers in China, which is also a major shareholder in one of the largest silicon raw material suppliers and silicon purification companies in China. We believe that this arrangement will help secure sufficient supply of silicon wafers for a 30 MW PV cell manufacturing line to be built by this subsidiary. We intend to leverage our financial strength and market position in China to enter into various forms of strategic alliances with silicon suppliers in China to reduce our exposure to the risk of supply shortages. We are also developing new silicon purification technologies, which we believe will substantially reduce silicon cost while maintaining and enhancing our conversion efficiencies. We believe these long-term supply arrangements, strategic alliances and new technologies will help us secure additional long-term silicon supplies and support the expansion of our manufacturing capacity.
          Further Diversify Our Geographic Presence, Customer Base and Product Mix
      In order to continue growing our sales and reduce our exposure to any particular market segment, we intend to diversify our geographic presence, customer base and product mix. In 2002, we derived all of our revenues from China. Since then, we have expanded our marketing efforts to countries in Europe, such as Germany, Spain, Italy and Luxemburg. Germany has been our largest market since 2003, and we have also significantly increased our shipments to Spain since the beginning of 2005. We are in the process of obtaining UL certification, which is issued by the Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States. We expect to obtain this certification by the end of 2005, and to increase our marketing efforts in the United States thereafter. We also intend to diversify our customer base by increasing our sales to installers, system integrators, and property developers. Furthermore, we are working to diversify our product mix such as expanding our PV system integration services in China, which we believe will also create additional demand for our PV cells and modules.
          Expand Manufacturing Capacity by Leveraging Our Access to Low-Cost Resources
      We intend to capitalize on the rapidly growing PV industry by leveraging our access to low-cost resources and expanding our manufacturing capacity to grow our output and sales. In June 2005, we completed the construction on our owned site of new manufacturing facilities that can accommodate production lines capable of manufacturing 200 MW of PV cells. We are in the process of constructing additional facilities on the same site that can accommodate production lines capable of manufacturing one GW of PV cells. We also plan to build additional production lines and to invest in or acquire controlling ownership interests in PV product manufacturers that have access to silicon or have good relationships with end users. Furthermore, we design tools, molds and key procedures to improve equipment performance and use local suppliers to fabricate some of the equipment and tools that we design to further reduce costs. We plan to double our annual manufacturing capacity of PV cells by the end of 2006.
          Capitalize on Our Leading Market Position to Foster and Capture Future Growth in China
      We plan to increase our sales, especially in PV system integration services, in China. We expect the PV market in China to grow rapidly in light of recent legislation and policies. According to Solarbuzz, electricity generated from solar energy annually in China will increase from 60 MW in 2004 to 400 MW in 2010 and

10,000 MW in 2020, representing a CAGR of 37.2% and 37.7%, respectively. We are actively promoting and fostering the development of a PV industry supply chain in China by providing technological and operational support to our current and potential suppliers and customers as well as through co-investment efforts. We also participate in pilot projects for on-grid systems with various government entities and property developers, organize PV technology and product seminars, and publish articles in trade journals and magazines to increase the public awareness of solar energy. We believe that our advanced technological capabilities, leading market position and in-depth knowledge of the local market enable us to capture the anticipated growth in China. We believe we are the largest solar energy company, and one of the few companies capable of manufacturing both PV cells and modules in China, and we have competitive advantage compared to other China-based companies, which must purchase PV cells and modules to assemble the PV systems they sell. Dr. Shi, our chairman and chief executive officer, also served as an advisor to the government on the China’s Renewable Energy Law, which we believe enhances our relationships with governmental entities.
Our Products and Services
      We offer a wide range of PV cells and modules. We also provide PV system integration services in China. Our products are used in a variety of residential, commercial, industrial and public utility applications, for both on-grid electricity generation and off-grid use, such as stand-alone lighting for street lamps, garden lamps, telecommunications relay stations, and mobile phone networks.
          PV Cells
      A PV cell is a device made from a silicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. We produce a variety of monocrystalline and multicrystalline silicon PV cells. The following table sets forth a sample of the types of PV cells we offer with the specifications indicated.

Optimum
	Dimensions	Conversion	Maximum	Operating
PV Cell Type	(mm×mm)	Efficiency (%)	Power (W)	Voltage (V)

Monocrystalline silicon PV cell	103×103	15.4-17.6	1.62-1.85	505-527
	125×125	15.4-17.6	2.29-2.62	505-527
	150×150	15.4-17.6	3.44-3.93	505-527
	156×156	15.4-17.6	3.67-4.20	505-527
Multicrystalline silicon PV cell	103×103	14.0-16.0	1.48-1.70	487-515
	125×125	14.0-16.0	2.19-2.50	487-515
	150×150	14.0-16.0	3.15-3.60	487-515
	156×156	14.0-16.0	3.41-3.89	487-515
          PV Modules
      A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We produce a variety of PV modules ranging from two to 240 watts in power, with higher output modules under development. The following table sets forth a sample of the types of PV modules we manufacture with the specifications indicated.

				Optimum
	Dimensions	Weight	Maximum	Operating
PV Module Type	(mm×mm)	(Kg)	Power (W)	Voltage (V)

Manufactured with monocrystalline silicon PV cells	1195×541×30	8.0	75	17.2
	1482×676×50	11.5	115	17.2
	1580×808×50	15.0	160	34.4
	1482×992×50	17.5	170	25.8
	1956×992×50	23.0	230	34.4
Manufactured with multicrystalline silicon PV cells	995×453×30	5.8	50	17.2
	1195×541×30	8.0	75	17.2
	1580×808×50	15.0	165	34.8
	1956×992×50	23.0	230	34.4
          PV System Integration
      A PV system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity. Typical residential on-grid systems contain between 10 and 60 PV modules and produce one to six kilowatt hours, or KWh, of electricity. PV system integration involves the design, installation and testing of PV systems. We have designed and installed PV systems used in lighting for outdoor urban public facilities, in farms and villages, as well as in telecommunications and transportation systems.
Manufacturing
      We believe that one of our competitive strengths is our ability to manufacture high-conversion efficiency products on a large scale and at low cost. As such, we continue to expand our manufacturing capacity, streamline and optimize our manufacturing processes as well as enhance our process technologies. We also seek to design and implement manufacturing processes that produce consistently high-efficiency products.
          Manufacturing Processes
      PV cell manufacturing begins with ultrasonic cleaning of silicon wafers followed by chemical treatment of the wafer surface, which reduces the PV cell’s reflection of sunlight. Through a thermal process, or a diffusion process, we then introduce certain impurity into the silicon wafer and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the PV cell to enhance its absorption of sunlight. We screen print negative and positive metal contacts, or electrodes, on the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to allow sunlight to be absorbed. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at high temperature. We complete the manufacturing of PV cells by testing and sorting.
      The differences between manufacturing processes for monocrystalline and multicrystalline silicon PV cells are as follows:

•	The chemical treatment process for monocrystalline silicon PV cell manufacturing produces a “pyramid-textured surface,” which traps sunlight into the silicon. For multicrystalline silicon PV cell manufacturing, a similar type of surface structure cannot be readily formed, causing surface reflection levels higher than those of monocrystalline silicon PV cells. We have developed a patented process that allows the formation of a similar surface structure to that of monocrystalline silicon PV cells. We believe that this technology helps us in achieving high conversion efficiencies for multicrystalline silicon PV cells.

•	An anti-reflection coating on a PV cell enhances its ability to absorb incoming sunlight. For monocrystalline silicon PV cells, many types of materials can serve as anti-reflection coatings. For multicrystalline silicon PV cells, only materials that contain atomic hydrogen, such as hydrogenated silicon nitride, can be used. We have developed technology that enables hydrogen to be absorbed within the silicon structure to improve silicon quality. We believe that this technology also helps us in achieving high conversion efficiencies for multicrystalline silicon PV cells.

      The diagram below illustrates the PV cell manufacturing process:
      Our PV modules are formed by interconnecting multiple PV cells in the desired electrical configuration through taping and stringing. The interconnected cells are laid out and laminated in the vacuum and then go through a curing process, or a heating process. Through these processes, our PV modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture. Assembled PV modules are packaged in a protective aluminum frame prior to testing.
      The diagram below illustrates the PV module manufacturing process:
          Manufacturing Capacity Expansion
      Since commencing our business operations in May 2002, we have significantly expanded our manufacturing capacity to meet the rapidly increasing demand for PV products. In August 2002, we completed our first commercial PV cell manufacturing line with an annual manufacturing capacity of 10 MW, which was later improved to 15 MW, and began the commercial sales of our PV cells in September 2002. Through continual expansion, as of September 30, 2005, we had five PV cell manufacturing lines with an aggregate manufacturing capacity of 120 MW per year. We have also proportionately expanded our manufacturing capacity of PV modules. We plan to double our annual manufacturing capacity of PV cells by the end of 2006.
      The table below sets forth certain information regarding our current manufacturing lines as of September 30, 2005:

PV Cell	Commencement Date of	Annualized	Capacity
Manufacturing Line	Manufacturing	Manufacturing Capacity(1)	Utilization Rate

		(in MW)
Line 1	August 2002	15	97.1%
Line 2	December 2003	15	97.2
Line 3	August 2004	30	97.9
Line 4	June 2005	30	99.5
Line 5	June 2005	30	99.5

Total		120	98.2%

(1)	Based on and calculated by the maximum manufacturing capacity of each manufacturing line and calculated by using annualized maximum wafer throughput by multiplying the blended average conversion efficiency rates of monocrystalline and multicrystalline silicon PV cells.
      In addition to capacity expansion in our facilities in Wuxi, we intend to acquire controlling interests in Chinese manufacturers of PV products in order to secure silicon wafer supplies and to gain access to end users. We have entered into an agreement to establish a majority-owned subsidiary for the manufacturing of PV cells and modules in Luoyang. We expect that these facilities will commence operations in June 2006 with a PV cell manufacturing capacity of 30 MW per year. We have, through Suntech China, entered into an agreement to acquire a 51.0% equity interest in one of our customers, Qinghai Gofly Green Energy Co., Ltd., a renewable energy company in Qinghai province, China. In addition, we plan to build a PV module manufacturing facility in Qinghai with an annual manufacturing capacity of 3.0 MW.
          Raw Materials
      Raw materials required in our manufacturing process include silicon wafers, ethylene vinyl acetate, metallic paste, tempered glass, tedlar-polyester-tedlar material, connecting system and aluminum frame. Our raw material procurement policy is to (i) use only vendors who have demonstrated quality control and reliability, and (ii) maintain multiple supply sources for each of our key raw materials so that supply problems with any one vendor will not materially disrupt our operations. We evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly.
      We maintain one or two days’ supply of silicon wafers and one month’s supply of stock of other raw materials based upon regular estimates of customer orders. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements.
      The principal suppliers for our silicon wafers are Deutsche Solar AG, Hebei Jinglong Industry and Commerce Group Go., Ltd., Jiangsu Huantai Group, Jiangyin Hairun Science & Technology Co., Ltd., Podolsky Chemical & Metallurgical Plant and Swiss Wafers AG. In 2004 and for the nine months ended September 30, 2005, we purchased 63.5% and 50.9%, respectively, of our raw materials from overseas.
      Our suppliers for tempered glass include Asahi Glass Co., Ltd., Pilkington (Australia) Ltd. and Hong Glass Factory Co., Ltd. Our suppliers for ethylene vinyl acetate include Mitsui & Co. Ltd and NPC Incorporated. We purchase some of our raw materials, such as tedlar-polyester-tedlar material and metallic paste, from suppliers based in China.
          Silicon Wafers
      Silicon wafers are the most important raw materials for making PV products, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We are one of the few companies in the world capable of producing PV cells with either type of silicon wafers. This dual capability provides us with flexibility in raw material procurement and is an advantage during periods of silicon supply shortages.
      In order to meet a portion of our raw material requirement, we have also established OEM manufacturing arrangements with some of our customers including SolarWorld AG and Sunlynx Anstalt. We obtain silicon wafer supplies from these customers, and are obligated to sell to these customers all or a substantial portion of the PV modules manufactured with these wafers.
      We acquire silicon wafers from our suppliers through annual or bi-annual supply arrangements and plan to secure future silicon material supplies through additional long-term supply contracts, strategic alliances with silicon suppliers and developing new silicon technologies. Specifically, we have taken the following measures:

•	Long-term Supply Contracts. We are in active discussions with many silicon and silicon wafer suppliers both overseas and in China to secure fixed price, fixed amount and long-term supply contracts with prepayment. For example, on October 14, 2005, we entered into a 10-year supply agreement with Deutsche Solar AG. Under this agreement, Deutsche Solar AG has agreed to provide us with fixed quantities of silicon wafer on a monthly basis from January 1, 2006 to December 31, 2015. The purchase price will be fixed in 2006 subject to adjustment for each following year based on a predetermined formula. We estimate that over the ten-year period, we will likely purchase silicon wafers in the amount of approximately $80.0 million. Under this agreement, we are also obligated to make an advance payment of $1.8 million four weeks after October 14, 2005 and an additional $1.8 million six months after October 14, 2005. We have entered into an agreement to establish a majority-owned joint venture with Luoyang Silicon, one of the major silicon wafer suppliers in China, which is also a major shareholder of one of the largest silicon raw material manufacturers and silicon purification companies in China. Luoyang Silicon has agreed to provide silicon wafers to our proposed subsidiary on an exclusive basis to ensure sufficient amount of silicon wafers for a PV cell manufacturing line with a capacity of 30 MW per year. In October 2005, Luoyang Silicon commenced production of silicon at approximately 10 tonnes per month. Luoyang Silicon’s monthly production capacity is expected to be gradually increased to 40 tonnes in 2006.

•	Strategic Alliances. We have entered into various forms of strategic alliances with silicon suppliers in China to reduce our exposure to the risk of supply shortages. We have invested in a silicon ingot company that supplies us with silicon ingots. We also leverage our relationships with companies outside China to source silicon materials for three Chinese silicon ingot manufacturers, which in return supply us with silicon ingots. We have contracts with silicon slicing companies to slice the ingots into silicon wafers.

•	Developing New Silicon Technologies. We are also developing new silicon purification technologies, which we believe will substantially reduce silicon cost while maintaining and enhancing our conversion efficiencies. We believe these technologies will increase our raw material supplies and further reduce our raw material costs. We also provide technical support to two silicon slicing companies in China, which have been supplying silicon wafers to us on exclusive basis.

          Quality Assurance and Certifications
      We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the manufacturing process. Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance. If a problem is detected, a failure analysis will be performed to determine the cause. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with ongoing training. Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance.

      We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of September 30, 2005.

Certification Test Date	Certification or Test Standard	Relevant Products

June 2002, and renewed in June 2005	ISO 9001:2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon PV cells, modules and application systems
March 2003	CE certification, issued by Electronic Technology Systems Dr. Genz GmbH, an international operating test and certification center. An indication that our products have reached “European Conformity.”	Certain models of our PV Modules and charge controller for our PV System
June 2003— January 2004	IEC61215:1993 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules
An international test standard recognized by the United States for crystalline silicon modules, providing assurance that the product is reliable and durable.
January 2005	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules
      In addition, we are also in the process of obtaining UL certification. We expect to obtain UL certification by the end of 2005, which will allow us to increase the sales of our products in the United States.
Research and Development
      We focus our research and development activities principally on the development and implementation of more advanced and lower cost process technologies, as well as next-generation PV cells. Our research and development efforts enable us to lower the cost of raw materials, increase the conversion efficiency of our products, streamline manufacturing processes and increase economies of scale.
      We believe that the continual improvement of our technology is vital to maintaining our long term competitiveness. Therefore, we intend to continue to devote our management and financial resources in research and development. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technical officer, and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists, are all prominent experts in the PV industry.
      Our research and development center employs 58 personnel, including 26 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.

      We have focused, and will continue to focus our research and development efforts in the following areas:

•	Increase Conversion Efficiencies. We are developing new technologies and designing more advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with high conversion efficiencies. We are enhancing the conversion efficiencies of PV cells through the “selective emitter” process, by which we improve the surface properties of PV cells so that the infrared and ultraviolet rays captured are more fully utilized. We are also working on reducing light shading by narrowing the metal grid in the front of a PV cell. We have eliminated certain manufacturing steps in our pilot manufacturing line, and are building a new manufacturing line capable of manufacturing monocrystalline silicon PV cells with a target conversion efficiency rate of 18% by the end of 2005 and of 20% by 2008.

•	Reduce Silicon Usage by Using Thinner Silicon Wafers. We have reduced our silicon wafer thickness to the current 270 micron and are working towards thinning it further. Since thinning the wafers typically causes an increase in the breakage rate and cell warpage, for the short-term, we are working on a new metallization technology, which focuses on the application of metal electrodes to shade in order to improve light absorption and to reduce breakage rate. To this end, we are also redesigning tools and procedures used in our manufacturing process and working with suppliers to improve the quality of metallic pastes.

•	Utilize Low Cost Solar Grade Silicon. We are developing innovative silicon purification technologies, which we believe will substantially reduce silicon cost while maintaining and enhancing the conversion efficiencies of our products. We have produced PV cells with an 11.0% conversion efficiency rate using multicrystalline silicon wafers made from low-cost solar grade refined silicon materials. We are improving the refining process to produce higher quality silicon for the manufacturing of PV cells with higher conversion efficiencies. We are also designing the refining equipment and expect to have the pilot manufacturing line ready for operations in early 2006.

•	Developing Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for next generation thin film PV cells on glass, which will significantly reduce the consumption of silicon materials and manufacturing costs.
      Our research and development expenditures were $61,466, $147,759, $465,332 and $723,317 in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively.
Markets and Customers
      We sell our products outside of China primarily to distributors and in China primary to end users directly. Our distributors include companies that are exclusive solar distributors, engineering and design firms and other energy product distributors. Some of our distributors are also installers, system integrators, property developers and other value-added resellers, who often add value to the system design by incorporating our PV cells or PV modules with batteries, power electronics, mounting structures and wiring systems. Customers whose purchases accounted for 10.0% or more of our total net revenues included Bihler GmbH, Conergy AG, IBC Solar AG and Inner-Mongolia Electronics Co., Ltd. in 2004 and Conergy AG, IBC Solar AG and SolarWorld AG for the nine months ended September 30, 2005, respectively.

      The following table sets forth certain information relating to our total net revenues by geography for the period indicated:

	Year Ended December 31,						Nine Months Ended September 30,

	2002		2003		2004		2004		2005

	Total Net		Total Net		Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%	Revenues	%	Revenues	%

	(in thousands, except percentages)
Europe
Germany	—	—	$2,616	18.8%	$61,528	72.1%	$32,095	67.4%	$74,199	54.1%
Spain	—	—	11	—	1,659	2.0	229	0.5	9,975	7.3
Others	—	—	809	5.9	13,033	15.3	8,060	16.9	24,532	17.9

Europe sub-total	—	—	3,436	24.7	76,220	89.4	40,384	84.8	108,706	79.3
China	$3,025	100.0%	6,449	46.4	6,705	7.8	5,246	11.0	23,834	17.4
South Africa	—	—	3,453	24.9	1,345	1.6	1,248	2.6	137	0.1
Rest of the world	—	—	550	4.0	1,017	1.2	758	1.6	4,334	3.2

Total	$3,025	100.0%	$13,888	100.0%	$85,287	100.0%	$47,636	100.0%	$137,010	100.0%

      We sell our products primarily under two types of arrangements, supply contracts and OEM manufacturing arrangements, which are as follows:

•	Supply contracts. We enter into short-term supply contract with most of our customers and are obligated to deliver PV modules according to a pre-agreed price and schedule, generally for a few months at a time in exchange for payment by the customer in the form of a letter of credit or payment upon delivery; and

•	OEM manufacturing arrangements. We obtain silicon wafers supplies from our customers, and are obligated to sell to those customers all or a substantial portion of the PV modules manufactured with these wafers. Our customers then sell the PV modules under their own brands. The payment we make for the wafers and the payment our customer make for the PV modules are generally settled separately, but any change in the price of the wafers would lead to corresponding adjustment in the price of PV modules. These arrangements secure a portion of the silicon we require. We have granted a company in Germany the exclusive right to distribute our products in Germany for 2005 with an option to renew.
Sales and Marketing
      Our sales and marketing strategy is to develop a diversified customer mix in terms of end-market application, customer type and geographic coverage in order to manage our exposure to each market segment. To this end, we engage in various marketing activities to promote our products and services. Each year, we organize a Suntech product technology exchange seminar to introduce industry developments, our technologies, new products and services. We also participate in a variety of regional and international technology seminars, trade shows and sales conferences to promote our products and services.
      We sell our PV products outside of China primarily through distributors. We currently work with a relatively small number of distributors that have particular experience in a given geographic or applications market segment. We are actively working to expand our distribution channels by selectively adding distributors. We believe that our relationships with our distributors enable us to (i) leverage the marketing and distribution and after-sales service capabilities of other companies, (ii) explore opportunities for additional product development, (iii) more easily, quickly and cost-effectively enter new geographic markets, and (iv) attract new customers.
      We sell our PV products to end users in China primarily through a team of 36 sales and marketing personnel. To date, we have primarily pursued off-grid sales in China. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We have actively participated in the “Brightness Program” launched by the National Development and Reform Commission in 2002, which was aimed at providing electricity to townships and villages in remote areas. We believe that growth of the PV market in China will likely out pace the global rate due to the recent adoption of China’s Renewable Energy Law and the PRC’s commitment to develop renewable energy sources. We plan to leverage our location and our existing relationships with end users to increase our sales in China, especially our sales of PV system integration services.
Customer Support and Service
      We provide customer support and service for our customers in China through a dedicated team. This customer support and service team provides on-site and off-site customer service and applications engineering support to our distributors and end users of our products and services, as well as gathers information on our product performance and future product requirements. Our customer support and service team coordinates its function and activities with our marketing, technology, quality and manufacturing departments. We coordinate among our overseas customers and assist them in providing customer support and service to overseas end users.
      Our PV modules are typically sold with a two-year unlimited warranty for technical defects, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial power generation capacity at the time the product is sold.
Intellectual Property
      We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of September 30, 2005, we held a total of six patents issued in China and had three pending patent applications in China. Our issued and pending patent applications relate primarily to process technologies for the manufacture of PV cells, PV modules and PV cell applications.
      We maintain five trademark registrations in China, including the names Suntech, SuntechPower and Powerful Care and our logo. We have also registered Suntech and our logo in Germany and Thailand, as well as SuntechPower in Thailand. We are in the process of registering Suntech and our logo in Australia, Finland, Greece, Japan, Norway, Singapore, Sweden, Turkey, the United Kingdom and the United States. As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.
      With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our PV products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data.
      We have not had any material intellectual property claims.
Competition
      The PV market is intensely competitive and rapidly evolving. According to Photon International’s survey in March 2005, as of 2004, approximately 90 manufacturers in the world produced PV cells and approximately 130 companies produced PV modules. Our competitors include PV divisions of large conglomerates, such as BP Solar, Royal Dutch Shell and Sharp Corporation, specialized cell and module manufacturers such as Q-Cells, as well as integrated manufacturers of PV products such as SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of PV cells. Many of our competitors are developing or currently producing products based on new PV technologies, including amorphous silicon, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
      Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can.
Environmental Matters
      Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We outsource the treatment of some of our waste water and other liquid wastes to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities in Wuxi. We are in the process of obtaining ISO 14001 certification for our manufacturing facilities in Wuxi. ISO 14001 prescribes standards for management of organizations to achieve an effective environmental management system.
Employees
      We had 162, 205, 852 and 1,282 employees as of December 31, 2002, 2003 and 2004, and September 30, 2005, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2005:

	Number of	Percentage of
	Employees	Total

Manufacturing and engineering	908	70.8%
Quality assurance	105	8.2
General and administration	80	6.2
Purchasing and logistics	68	5.3
Research and development	58	4.5
Marketing and sales	36	2.8
Others	27	2.1

Total	1,282	100.0%

      From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.
      Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of September 30, 2005, 127 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience and we periodically send our technical personnel overseas for study and training. Our employees receive periodical training every year.
      We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 22%, 8%, 8%, 2%, 0.6% and 0.9%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.
      Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
Insurance
      We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately $21.2 million as of September 30, 2005. We also maintain insurance policies in respect of marine, air and inland transit risks for the exports of our products. In addition, we currently maintain product quality insurance against warranty claims with an aggregate coverage amount of approximately $1.9 million, which covers both technical defects and declines of initial power generation capacity of our PV modules. We do not maintain business interruption insurance or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We paid an aggregate of approximately $110,433 in insurance premiums in 2004.
Facilities
      We are headquartered in the New District in Wuxi, Jiangsu province, where we lease a building with an aggregate of approximately 5,600 square meters of office, research and development and manufacturing space. We own the right to use a parcel of land of approximately 66,600 square meters near our leased facilities in the New District in Wuxi, where we have constructed manufacturing facilities for the installation of certain of our PV cell manufacturing lines. We are in the process of constructing additional new facilities including new office, research and development center and additional manufacturing space on this land, the first phase of which was completed in June 2005. The entire facilities are scheduled to be completed by the end of 2006. We also own the right to use a parcel of land of approximately 4,000 square meters in Liyuan, Wuxi for the display of demonstration models of our PV systems. See “— Manufacturing— Manufacturing Capacity Expansion.” We believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future requirements.
Legal and Administrative Proceedings
      We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information regarding our directors and executive officers upon completion of this initial public offering.

Name	Age	Position/ Title

Zhengrong Shi	42	Chairman of the board of directors, chief executive officer
Chengyu Fu	54	Independent director
Jingjia Ji	50	Director
Jason E. Maynard	33	Independent director
Zhi Zhong Qiu	50	Independent director
Roman Jun Shaw	37	Independent director
Yichuan Wang	62	Director, manager of PV cell research and development department
Songyi Zhang	49	Independent director
Wei Zhang	41	Director
Weiguo Zhang	63	Director, vice general manager
Amy Yi Zhang	38	Chief financial officer
Graham Artes	50	Chief operating officer
Stuart R. Wenham	48	Chief technical officer
Yunsheng Jiang	35	Financial manager
      Dr. Zhengrong Shi is our founder, chairman of our board of directors and our chief executive officer. Prior to founding our company in 2001, he was a research director and executive director of Pacific Solar Pty., Ltd., an Australian PV company engaged in the commercialization of next-generation thin film technology, from 1995 to 2001. From 1992 to 1995, he was a senior research scientist and the leader of the Thin Film Solar Cells Research Group in the Centre of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the only government-sponsored PV industry research center in Australia. Dr. Shi is the inventor for 11 patents in PV technologies and has published or presented a number of articles and papers in PV-related scientific magazines and at conferences. Dr. Shi received a bachelor’s degree in optical science from Jilin University in China in 1983, a master’s degree in laser physics from the Shanghai Institute of Optics and Fine Mechanics, the Chinese Academy of Sciences in 1986, and a Ph.D degree in electrical engineering from the University of New South Wales in Australia in 1992.
      Mr. Chengyu Fu is a director of our company. Since October 2003, Mr. Fu has served as the president of China National Offshore Oil Corporation, a PRC state-owned enterprise, as well as the chairman of the board of directors and the chief executive officer of CNOOC Limited, a Hong Kong limited liability company. Mr. Fu has over 30 years of experience in the oil industry in the PRC. Mr. Fu received his bachelor’s degree in geology from Northeast Petroleum Institute in China, and a master’s degree in petroleum engineering from the University of Southern California in the United States.
      Dr. Jingjia Ji is a director and senior research scientist of our company and has been with our company since 2003. From 1995 to 2002, Dr. Ji worked as a senior research scientist in Pacific Solar Pty., Ltd.. From 1991 to 1994, he worked at the University of New South Wales as a senior research assistant. From 1985 to 1990, he worked in the Shanghai Institute of Organo-Fluorine Materials in China as the head of the department of chemical engineering. Dr. Ji received his bachelor’s degree in chemical engineering from the East China Institute of Chemical Technology in China in 1983, and a Ph.D degree in industrial chemistry from the University of New South Wales in Australia in 1994.
      Mr. Jason E. Maynard is a director of our company. He is the managing director of the Asian Special Situations Group at Goldman Sachs (Asia) LLC. Mr. Maynard has over 13 years of experience with distressed and high-yield investments and corporate restructurings, with a recent focus on Asian industrial companies (excluding Japan). Mr. Maynard joined Goldman Sachs (Asia) LLC as an executive director in

1999. Previously, he held positions at Merrill Lynch Asia Pacific in 1998, Chase Manhattan Asia from 1996 to 1998 and Citicorp International from 1992 to 1996. Mr. Maynard received his bachelor’s degree in East Asia political economy from Hamilton College in the United States in 1992.
      Mr. Zhi Zhong Qiu is a director of our board of directors. He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of the DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund. Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China. From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB. From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, the CSFB’s financial derivatives affiliate. Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University in the United States, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.
      Mr. Roman Jun Shaw is a director of our company. He is the founding president and the chief executive officer of DragonTech Ventures Management Ltd. From 1996 to 2000, Mr. Shaw served in various positions within Shanghai Industrial Group, including the head of corporate and project finance, executive director of SIIC Asset Management Company, and senior manager of the strategic planning department. In 1998, he co-founded a joint venture asset management company between Salomon Brothers and Shanghai Industrial, which managed a Greater China-focused guaranteed return fund. Prior to that, he was with Merrill Lynch Asia Pacific from 1993 to 1996 and Merrill Lynch, Pierce, Fenner & Smith from 1992 to 1993. Mr. Shaw studied international finance in Shanghai Fudan University, and received his bachelor’s degree in business administration with honors from the University of Hawaii in the United States in 1992.
      Mr. Yichuan Wang is a director of our company and manager of our PV cell research and development department and has been with our company since 2001. From 1979 to 2001, he worked at Yunnan Semiconductor Co., Ltd. on the research, development and manufacturing of PV products. From 1996 to 2000, he worked on sci-tech planning projects organized by the PRC Ministry of Science and Technology. In 1984, he participated in the introduction of PV cells manufacturing line with an annual production of 500 KWh. Mr. Wang received his bachelor’s degree in physics from Yunnan University in China in 1968.
      Songyi Zhang is a director of our company. He is an advisory director of Morgan Stanley, Hong Kong and a director of SINA Corporation, a China-based Internet media company quoted on the Nasdaq. Through his investment vehicle, Mandra Capital, he is the controlling shareholder of Mandra Forestry Finance Limited, a joint venture that Mr. Zhang set up with Morgan Stanley and the Toronto Stock Exchange-listed Sino-Forest Corporation to acquire and manage commercial forestry plantations in China. Previously, he was a managing director of Morgan Stanley in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group, and co-head of its Asia Power and Utilities/ Infrastructure Group. Prior to that, he was an attorney at Milbank, Tweed, Hadley & McCloy LLP in its Banking/ Project Finance Group. Mr. Zhang received his J.D. degree from Yale Law School in 1985.
      Ms. Wei Zhang is a director of our company. From 1991 to 2001, she was an accountant with Leon Aposache and Trading Co., in Sydney, Australia. Ms. Zhang received her bachelor’s degree in accounting from Shanghai Light Industry University in China in 1984. Ms. Zhang is the wife of Dr. Zhengrong Shi, our chairman of the board of directors and our chief executive officer.
      Mr. Weiguo Zhang is a director and the vice general manager of our company. From 2000 to 2001, he worked in Wuxi Trust Investment Co., Ltd. and was in charge of operations for its high-tech risk investment fund. From 1985 to 2002, he worked as the manager of Jiangsu International Trust and Investment Company, Wuxi Branch, and was responsible for various departments including operation, chartering, comprehensive planning and investment. Mr. Zhang received his bachelor’s degree in finance from People’s University of China in 1966.

      Ms. Amy Yi Zhang has been our chief financial officer since August 2005. From 2004 to 2005, she was a director and the chief financial officer of Deloitte Consulting China, and was responsible for the management of various departments, including finance, accounting, human resources and IT, as well as back office management and general office administration. From 1999 to 2004, Ms. Zhang was the chief financial officer of Atos Origin China. From 1997 to 1999, she worked as the financial controller of Atos Origin China. Ms. Zhang received her bachelor’s degree in Nanjing University in China in 1989 and her master’s degree in business administration from the joint MBA program of Webster University and Shanghai University of Finance & Economics in 1998.
      Mr. Graham Artes has been our chief operations officer since September 2005. Mr. Artes has over 30 years of experience in service, production and sales management in the United Kingdom as well as in other international operations. From 2001 to August 2004, he served as the technical plant manager of Kuttler Automation Systems (Suzhou) Co, Ltd., a manufacturer of handling and chemical processing equipment for the printed circuit board industry. From 1998 to 2001, Mr. Artes served as the vice president and technical director of manufacturing for GTY PCB machine manufacturer. Mr. Artes studied mechanical engineering in Abbey Road Technical and Engineering College in the United Kingdom.
      Dr. Stuart Wenham has been our chief technical officer since July 2005. He is also currently a Scientia Professor and the Director of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, at the University of New South Wales in Australia. From 1995 to 2004, he was the co-director of Research at Pacific Solar Pty. Ltd. From 1999 to 2003, he was the head of School for Photovoltaic Engineering and the director of the Key Centre for Photovoltaic Engineering at the University of New South Wales. From 1996 to 1998, he was the head of the Electronics Department and from 1991 to 1998, the associate director of the Photovoltaics Special Research Centre, also at the University of New South Wales. In 1999, Dr. Wenham received The Australia Prize for Energy Science and Technology and in 1998, the Chairman’s Award at the Australian Technology Awards, in both cases jointly with Martin A. Green. Dr. Wenham received his Ph.D. degree in electrical engineering and computer science from the University of New South Wales in Australia in 1986.
      Mr. Yunsheng Jiang has been the financial manager of our company since December 2002. From 1999 to 2002, he worked at Wuxi Sharp Electronic Co., Ltd. as the managerial accountant. From 1991 to 1999, he was the accountant and later the senior treasurer of XI Steel Group. Mr. Jiang received his bachelor’s degree in accounting from Yang Zhou Commercial University in China in 1991.
      The address of our directors and executive officers is c/o Suntech Power Holdings Co., Ltd., 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.
Duties of Directors
      Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
      The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
      All directors hold office until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Currently, directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders.
      Prior to the closing of this offering, we intend to amend our articles of association to add provisions that may discourage transactions involving an actual or potential change of control of our company, including dividing our board of directors into three classes, each having a term of three years, with the term of one class expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision was not in place.
      With the expiration of the directors’ terms under our second amended and restated articles of association, elections for directors will be held each year on the date of the annual general meeting of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
Committees of the Board of Directors
      Our board of directors will establish an audit committee and a compensation committee immediately after the closing of this offering.
          Audit Committee
      Our audit committee will consist of Messrs. Roman Jun Shaw, Songyi Zhang and another director to be named, and will be chaired by Mr. Songyi Zhang, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. All of the members of our audit committee satisfy the “independence” requirements of the NYSE Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.
          Compensation Committee
      Our compensation committee will consist of Messrs. Chengyu Fu and Zhi Zhong Qiu, both of whom satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
          Corporate Governance and Nominating Committee
      Our corporate governance and nominating committee will consist of Mr. Zhi Zhong Qiu and Dr. Zhengrong Shi. Mr. Zhi Zhong Qiu satisfies the “independence” requirements of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Interested Transactions
      A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing
      The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
Qualification
      There is no shareholding qualification for directors.
Employment Agreements
      We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.
      Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.
Compensation of Directors and Executive Officers
      In 2004, the aggregate cash compensation to our executive officers, including all the directors, was $179,435. For options granted to officers and directors, see “— 2005 Equity Incentive Plan.”
2005 Equity Incentive Plan
      We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. Our equity incentive plan provides for the grant of options as well as restricted shares, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
      Termination of Awards. Options and restricted shares shall have specified terms set forth in an award agreement. Options will be exercisable following the recipient’s termination of services with us, or the recipient’s disability or death, if the options are not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first they will terminate.
      Administration. Our 2005 equity incentive plan is administered by the compensation committee of our board of directors. The committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the exercise price for the options, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

      Option Exercise. The term of options granted under the 2005 equity incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the 2005 equity incentive plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our 2005 equity incentive plan, or any combination of the foregoing methods of payment.
      Third-party Acquisition. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding share options or restricted shares will be assumed or equivalent share options or restricted shares will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the share options or restricted shares, all share options or restricted shares will become fully vested and exercisable immediately prior to such transaction and all unexercised options will terminate unless, in either case, the options are assumed by the successor corporation or its parent.
      Amendment and Termination of Plan. Our board of directors may at any time amend, suspend or terminate our 2005 equity incentive plan. Amendments to our 2005 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2005 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2005 equity incentive plan shall continue in effect for a term of five years from the date of adoption.
      Our board of directors authorized the issuance of up to 13,503,991 ordinary shares upon exercise of awards granted under our 2005 equity incentive plan. The 13,503,991 ordinary shares include the 4,699,383 ordinary shares issuable upon the exercise of options granted by Suntech BVI and assumed by us. The following table summarizes, as of September 20, 2005, our outstanding options.

	Ordinary Shares	Exercise
	Underlying Outstanding	Price
Name	Option	($/Share)	Grant Date	Expiration Date

Certain of our consultants and lenders	4,699,383	$2.3077	May 6, 2005	May 6, 2010
Zhengrong Shi	1,500,000	6.922	September 5, 2005	September 5, 2010
Weiguo Zhang	1,000,000	6.922	September 5, 2005	September 5, 2010
Jingjia Ji	500,000	6.922	September 5, 2005	September 5, 2010
Amy Yi Zhang	240,000	6.922	September 5, 2005	September 5, 2010
Graham Artes	200,000	6.922	September 5, 2005	September 5, 2010
Stuart R. Wenham	200,000	6.922	September 5, 2005	September 5, 2010
Yichuan Wang	150,000	6.922	September 5, 2005	September 5, 2010
Jason E. Maynard	50,000	6.922	September 5, 2005	September 5, 2010
Zhi Zhong Qiu	50,000	6.922	September 5, 2005	September 5, 2010
Roman Jun Shaw	50,000	6.922	September 5, 2005	September 5, 2010
Other employees as a group	2,020,000	6.922	September 5, 2005	September 5, 2010
Other consultants as a group	150,000	$6.922	September 5, 2005	September 5, 2010

Total:	10,809,383

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our Series A preferred shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each other selling shareholder.

				Shares
			Ordinary	Beneficially
	Ordinary Shares		Shares Being	Owned After
	Beneficially Owned Prior		Sold in This	This
	to This Offering(1)(2)		Offering	Offering(1)(2)(3)

	Number	%	Number %	Number %

Directors and Executive Officers:
Zhengrong Shi(4)	68,000,000	54.33
Jason E. Maynard(5)	10,806,787	8.67
Zhi Zhong Qiu(6)	5,476,728	4.39
Roman Jun Shaw(7)	5,476,728	4.39
Weiguo Zhang(8)	333,333	0.27
Jingjia Ji(9)	166,667	0.13
Amy Yi Zhang(10)	80,000	0.06
Graham Artes(11)	66,667	0.05
Stuart R. Wenham(12)	66,667	0.05
Yichuan Wang(13)	50,000	0.04
All directors and executive officers as a group	85,063,516	67.52
Principal Selling Shareholders:
D&M Technologies Limited(14)	67,500,000	54.14
Goldman Sachs (Asia) Finance(15)	10,790,120	8.66
Million Power Finance Ltd.(16)	7,151,935	5.74
Win Mark Finance Limited(17)	7,151,935	5.74
Other Selling Shareholders:
Financiere Natexis Singapore 3 Pte. Ltd.(18)	4,333,388	3.48
DragonTech Energy Investment Limited(19)	5,460,061	4.38
Actis China Investment Holdings No. 4 Ltd(20)	5,416,727	4.34
Bestmanage Consultants Ltd.(21)	4,333,381	3.48
Prax Capital Fund 1, LP(22)	3,900,043	3.13
Financiere 1 Ltd.(23)	1,600,000	1.28
Xianfeng Yin	654,588	0.53
Financiere 2 Ltd.(24)	566,660	0.45

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. The calculation of this number also assumes the conversion of all of our Series A preferred shares into our ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to the offering is based on 124,667,052 ordinary shares outstanding as of , 2005, including ordinary shares convertible from our outstanding Series A preferred shares, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus.

(3)	Assumes that the underwriters do not exercise the over-allotment option.

(4)	Includes 67,500,000 ordinary shares held by D&M Technologies Limited and 500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Dr. Shi. D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. Dr. Shi’s business address is 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(5)	Includes 10,790,120 ordinary shares issuable upon conversion of Series A preferred shares held by Goldman Sachs (Asia) Finance and 16,667 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Jason E. Maynard. Mr. Maynard, a managing director of Goldman Sachs (Asia) Finance, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in these shares. Mr. Maynard’s business address is c/o Goldman Sachs (Asia) Finance, 68th Floor, Cheung Kong Center, 2 Queens Road Central, Hong Kong.

(6)	Includes 5,460,061 ordinary shares issuable upon conversion of Series A preferred shares held by DragonTech Energy Investment Limited and 166,667 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Zhi Zhong Qiu. Mr. Qiu, a director of DragonTech Energy Investment Limited, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in these shares. Mr. Qiu’s business address is c/o DragonTech Energy Investment Limited, Room 2503, Alexandra House, 18 Chater Road, Central, Hong Kong.

(7)	Includes 5,460,061 ordinary shares issuable upon conversion of Series A preferred shares held by DragonTech Energy Investment Limited and 166,667 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Roman Jun Shaw. Mr. Shaw, a director of DragonTech Energy Investment Limited, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in these shares. Mr. Shaw’s business address is c/o DragonTech Energy Investment Limited, Room 2503, Alexandra House, 18 Chater Road, Central, Hong Kong.

(8)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Zhang.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Ji.

(10)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Ms. Zhang.

(11)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Artes.

(12)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Wenham.

(13)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Wang.

(14)	D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(15)	Represents 10,790,120 ordinary shares issuable upon conversion of Series A preferred shares held by Goldman Sachs (Asia) Finance. Goldman Sachs (Asia) Finance is a wholly-owned subsidiary of Goldman Sachs Group, Inc., which is a public company listed on the New York Stock Exchange. The address of Goldman Sachs (Asia) Finance is Suite 802, St James Court, St Denis Street, Port Louis, Mauritius.

(16)	Million Power Finance Ltd., a British Virgin Islands company, is owned by David Zhang. The address of Million Power Finance Ltd. is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(17)	Win Mark Finance Limited, a British Virgin Islands company, is owned by Helen Jin. The address of Win Mark Finance Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(18)	Includes 2,600,060 ordinary shares issuable upon conversion of Series A preferred shares held by Financiere Natexis Singapore 3 Pte, Ltd. and 1,733,328 ordinary shares held by Financiere Natexis Singapore 3 Pte, Ltd. The address of Financiere Natexis Singapore 3 Pte, Ltd. is Compact Administrative Services, 6 Shenton Way, #28-09, DBS Building, Tower Two, Singapore 068809.

(19)	Represents ordinary shares issuable upon conversion of Series A preferred shares. The address of DragonTech Energy Investment Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(20)	Represents ordinary shares issuable upon conversion of Series A preferred shares. The address of Actis China Investment Holdings No. 4 Ltd. is Les Cascades, Edith Cavell Street, Port Louis, Republic of Mauritius.

(21)	Represents ordinary shares issuable upon conversion of Series A preferred shares. The address of Bestmanage Consultants Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(22)	Represents ordinary shares issuable upon conversion of Series A preferred shares. The address of Prax Capital Fund 1, LP is The Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, the United States of America.

(23)	Represents 1,600,000 ordinary shares issuable upon conversion of Series A preferred shares held by Financiere 1 Ltd. The address for Financiere 1 Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(24)	Represents 566,660 ordinary shares issuable upon conversion of Series A preferred shares held by Financiere 2 Ltd. The address for Financiere 2 Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
      Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.
      As of the date of this prospectus, none of our outstanding ordinary shares and Series A preferred shares are held by record holders in the United States.
      Goldman Sachs (Asia) Finance, or Goldman Sachs, and its affiliates which hold our Series A preferred shares have represented to us that they are affiliated with a registered broker-dealer. Based on their representations, we believe that at the time of the purchase of our Series A preferred shares, Goldman Sachs purchased our Series A preferred shares in the ordinary course of business, and had no agreements or understanding, directly or indirectly, with any person to distribute the Series A preferred shares.
      None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
Transactions with Dr. Zhengrong Shi
      Dr. Zhengrong Shi is our founder, chairman of our board of directors and our chief executive officer. Our predecessor company, Suntech China, was established in January 2001 by certain PRC companies and Power Solar System Pty. Ltd., or PSS, a company wholly-owned by Dr. Shi, with PSS owning 25% of its equity interests. In October 2004, PSS’ ownership in Suntech China increased to 31.389% after it purchased an additional 6.389% of the equity interests in Suntech China from another shareholder. In January 2005, Suntech BVI was founded by Dr. Shi and Million Power Finance Ltd., or Million Power, with Dr. Shi and Million Power owning 60% and 40% of the equity interests in Suntech BVI, respectively. Suntech BVI acquired 100.0% of the voting interests in Suntech China through a series of transactions between April 2005 and May 2005. These transactions, including Suntech BVI’s acquisition of the entire ownership interest in PSS from Dr. Shi for $1,000 and 13,500,000 ordinary shares of Suntech BVI, have been accounted for as a reorganization of entities in a manner similar to pooling-of-interest. This is because no single shareholder or group of shareholders acting in concert controlled Suntech China either prior to and after Suntech BVI’s acquisition of all equity interest of Suntech China.
Transactions with Certain Directors, Shareholders and Affiliates
      We have historically made cash advances to certain directors and shareholders and have purchased raw materials from certain affiliates. As of December 31, 2003 and 2004 and September 30, 2005, amounts due from related parties were $59,003, $265,199 and $1,000, respectively. Amounts due from related parties as of December 31, 2003 and 2004 included (i) cash advances to Mr. Yanren Li, who used to be a member of our board of directors, and Dr. Shi, and (ii) trade and other receivables from our affiliate, Wuxi Shangneng, in which we had owned 50% of its equity interests until August 2005, when it became our wholly-owned subsidiary. Amounts due from related parties as of December 31, 2003 and 2004 also included other receivables from one of Wuxi Shangneng’s shareholders, Wuxi Jinwei Solar Energy Technical Co. Amount due from a related party as of September 30, 2005 represented cash advances to Dr. Shi, which were repaid by Dr. Shi in full in October 2005. These amounts were unsecured, interest free and had no fixed repayment terms. All cash advances to Mr. Li had been repaid as of July 31, 2005. We do not intend to make such cash advances to any of our directors or shareholders in the future.
      In 2002, 2003, 2004 and for the nine months ended September 30, 2005 (up to the date when Wuxi Shangneng became our wholly-owned subsidiary), we purchased raw materials from Wuxi Shangneng in amounts of $nil, $nil, $27,085 and $38,311, respectively. In April 2005, we acquired 25.0% of the equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd., or Jiangsu Huariyuan, a silicon ingot manufacturer located in Jiangsu province, China. From April 2005 to September 30, 2005, we purchased silicon ingots from Jiangsu Huariyuan in the amount of $613,998.
      As of December 31, 2003 and 2004 and September 30, 2005, amounts due to related parties were $137,111, $149,341 and $325,033, respectively. Amounts due to related parties as of December 31, 2003 and 2004 included payroll payable to Mr. Li and Dr. Shi, and trade payable to Wuxi Shangneng. Amounts due to a related party represented trade payable to Jiangsu Huariyuan.
      As of December 31, 2004 and September 30, 2005, we were contingently liable as guarantor with respect to three separate borrowings by an ex-shareholder, Wuxi Shanhe Group, in an aggregate amount of $2.8 million and $1.0 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Commitments and Arrangements.” As of December 31, 2003 and 2004, $2.9 million and $1.9 million, respectively, of our short-term bank borrowings were guaranteed by Wuxi Shanhe Group.
      On August 25, 2005, we, through Suntech China, acquired an additional 50% of the equity interests in Wuxi Shangneng for $123,449. We plan to merge Wuxi Shangneng into Suntech China and liquidate Wuxi Shangneng afterwards.

Issuance and Sale of Series A Preferred Shares
      In May 2005, Suntech BVI sold a total of 34,667,052 Series A preferred shares in a private placement at a price of $2.3077 per share for an aggregate of $80.0 million. The investors in our Series A preferred share private placement consisted of Goldman Sachs (Asia) Finance, which purchased 10,790,120 shares, DragonTech Energy Investment Limited, which purchased 5,460,061 shares, Actis China Investment Holdings No. 4 Ltd., which purchased 5,416,727 shares, Financiere Natexis Singapore 3 Pte., Ltd., which purchased 4,766,720 shares, Bestmanage Consultants Ltd. which purchased 4,333,381 shares, and Prax Capital Fund 1, LP, which purchased 3,900,043 shares. Two members of our board of directors were appointed by Series A preferred shareholders. The $80.0 million proceeds from our Series A preferred financing were used primarily to purchase equity interests in Suntech China from certain existing shareholders, which purchases occurred concurrently with the Series A private placement.
      Series A preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of our Series A preferred shares is convertible into one ordinary share.
      Our Series A preferred shareholders and the holders of ordinary shares issuable upon conversion of our Series A preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. See “Description of Share Capital— Registration Rights.”
Restructuring
      See “Description of Share Capital—History of Securities Issuances—Ordinary Shares.”
Employment Agreements
      See “Management— Employment Agreements.”
Equity Incentive Plan
      See “Management— 2005 Equity Incentive Plan.”

CHINESE GOVERNMENT REGULATIONS
      This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
      In February 2005, China enacted its Renewable Energy Law, which will become effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.
      The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar photovoltaic system and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.
      China’s Ministry of Construction also issued a directive in June of 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July of 2005, which sets forth specific measures to conserve energy resources and encourages exploration, development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas.
Environmental Regulations
      We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, the Law of PRC on the Prevention and Control of Noise Pollution.
Restriction on Foreign Businesses
      The principal regulation governing foreign ownership of solar photovoltaic businesses in PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005). Under the regulation, the solar photovoltaic business belongs to permitted foreign investment industry.
Tax
      PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises which qualify as “high or new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%.
      Suntech China, a foreign invested enterprise registered and operates in a high-tech zone in Wuxi, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status. It was entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech was thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. After December 31, 2007, Suntech China will be subject to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status.
      Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. Currently, Suntech has obtained the approval for a preferential enterprise income tax rate of 7.5% in 2005 and 2006. The PRC central or provincial government could at any time determine to immediately eliminate or reduce such preferential tax treatment, and our effective tax rate would increase as a result.
      Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. And our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.
Foreign Currency Exchange
      Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;
      Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE.
      Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.
Dividend Distribution
      The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.
      Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

DESCRIPTION OF SHARE CAPITAL
      We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
      As of the date hereof, our authorized share capital consists of 465,332,948 ordinary shares, with a par value of $0.01 each, and 34,667,052 Series A preferred shares, with a par value of $0.01 each. As of the date hereof, there are 90,000,000 ordinary shares issued and outstanding and 34,667,052 Series A preferred shares issued and outstanding. All of our issued and outstanding Series A preferred shares will automatically convert into ordinary shares, at a conversion rate of one preferred share to one ordinary share upon completion of this offering.
      Upon completion of this offering, we will adopt our second amended and restated memorandum and articles of association. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Ordinary Shares
          General
      All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.
          Dividends
      The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
          Voting Rights
      Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.
      A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.
      An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.
          Transfer of Ordinary Shares
      Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

      Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.
      If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
          Liquidation
      On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
          Calls on Ordinary Shares and Forfeiture of Ordinary Shares
      Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
          Redemption of Ordinary Shares
      Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated memorandum and articles of association.
          Variations of Rights of Shares
      All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
          Inspection of Books and Records
      Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

          Changes in Capital
      We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.
      We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.
Exempted Company
      We are an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.
      “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. We currently intend to comply with the NYSE Rules, in lieu of following home country practice after the closing of this offering. The NYSE Rules require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our proposed amended and restated articles of association, which, upon receiving the requisite shareholder approval, is expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors —Risks Related to Our ADSs and This Offering.”
Differences in Corporate Law
      The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
          Mergers and Similar Arrangements
      Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
      When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
      If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
          Shareholders’ Suits
      We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

          Indemnification of Directors and Executive Officers and Limitation of Liability
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, Our second amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, will permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.
          Anti-takeover Provisions in the Second Amended and Restated Memorandum and Articles of Association
      Some provisions of our second amended and restated memorandum and articles of association to be adopted in connection with this offering may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
      However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.
          Directors’ Fiduciary Duties
      Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
      As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
          Shareholder Action by Written Consent
      Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association, which will be adopted upon the closing of this offering, provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
          Shareholder Proposals
      Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
      Cayman Islands law and our second amended and restated articles of association, which will be adopted upon the closing of this offering, allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our second amended and restated articles of association require us to call such meetings.
          Cumulative Voting
      Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our second amended and restated articles of association, which will be adopted upon the closing of this offering, will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
          Removal of Directors
      Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, which will be adopted upon the closing of this offering, directors can be removed, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or upon written notice by the shareholder who nominated such director any time for any reason.
          Transactions with Interested Shareholders
      The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
      Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
          Dissolution; Winding up
      Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated articles of association, which will be adopted upon the closing of this offering, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.
          Variation of Rights of Shares
      Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, which will be adopted upon the closing of this offering, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.
          Amendment of Governing Documents
      Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.
          Rights of Non-resident or Foreign Shareholders
      There are no limitations imposed by our second amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
      The following is a summary of our securities issuances during the past three years.
          Ordinary Shares
      As part of our restructuring in anticipation of our initial public offering, in August 2005, we issued a total of 90,000,000 ordinary shares and 34,667,052 Series A preferred shares to existing shareholders of Suntech BVI in exchange for all shares that these shareholders previously held in Suntech BVI.

          Series A Preferred Shares
      In May 2005, Suntech BVI issued in a private placement an aggregate of 34,667,052 Series A preferred shares at a price of $2.3077 per share for an aggregate of $80.0 million. Suntech BVI used $74.4 million of the proceeds from the Series A private placement to purchase ordinary shares from certain existing shareholders. See “Related Party Transactions.”
          Share Options
      We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI, our predecessor company and our subsidiary, on April 29, 2005. We have assumed options to purchase 4,699,383 ordinary shares granted by Suntech BVI. On September 5, 2005, we granted additional options to purchase 6,110,000 of our ordinary shares to certain of our employees, directors and consultants. As of September 30, 2005, options to purchase 10,809,383 ordinary shares of our company were outstanding. See “Management— 2005 Equity Incentive Plan.”
Registration Rights
      Set forth below is a description of the registration rights we granted to our Series A preferred shareholders in May 2005.
          Demand Registration Rights
      At any time commencing the earlier of this offering and the third anniversary of the share purchase agreement, but before May 2010, holders of Series A preferred shares or their transferees and assignees have the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5 million. We have the ability to delay or withdraw the filing of a registration statement for up to 60 days if we furnish to holders of Series A preferred shares a certificate signed by our chief executive officer stating that, board of directors determines it would be seriously and materially detrimental to us or our shareholders for a registration statement to be fined in the near future. We are not obligated to affect such demand registrations on more than two occasions.
          Form F-3 Registration Rights
      Upon our company becoming eligible for use of Form F-3 or S-3, holders of our Series A preferred shares or their transferees and assignees have the right to request that we file a registration statement under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement exceeds $1 million. Such requests for registrations are not counted as demand registrations.
          Piggyback Registration Rights
      If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not holders of Series A preferred shares or their transferees and assignees, we must offer holders of our Series A preferred shares or their transferees and assignees the opportunity to include their securities in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.
          Expenses of Registration
      We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities, and shall bear the fees and expenses of their own counsel.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Receipts
      The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s corporate trust office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
      You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.
      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement that includes this prospectus.
Dividends and Other Distributions
          How will you receive dividends and other distributions on the shares?
      The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency you may lose some or all of the value of the distribution.

•	Shares. The depositary may and must (if we request in writing) distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit and Withdrawal
          How are ADSs issued?
      The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.
          How do ADS holders cancel an ADR and obtain shares?
      You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.
Voting Rights
          How do you vote?
      You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to and we will notify the depositary no less than 30 days before the meeting date. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

      The depositary will try, in so far as practical, subject to the Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.
      We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.
Fees and Expenses

Persons depositing shares or ADR holders
must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $.02 (or less) per ADS	• Any cash distribution to you to the extent permitted by the exchange on which the ADSs may be listed for trading
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary in converting foreign currency to U.S. dollars	• As necessary
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Hong Kong market.
Payment of Taxes
      The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
          How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges (except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
          How may the deposit agreement be terminated?
      The depositary will terminate the deposit agreement if we ask it to do so, by notifying you at least 30 days before termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.
      After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Limitations on Obligations and Liability
          Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs
      The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon the advice of or information from any person whom we believe in good faith to be competent to give such advice or information.
      In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
      In addition, the depositary is not liable for:

•	the validity or worth of the deposited securities; and

•	failing to carry out any instructions to vote any of the ADSs.
Requirements for Depositary Actions
      Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
      The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary thinks or we think that it is advisable to do so.
Your Right to Receive the Shares Underlying your ADRs
      You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) of the deposit of shares in connection with voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADRs
      The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer

•	owns the shares or ADRs to be deposited,

•	assigns all beneficial rights, title and interest in the shares or ADRs to the depositary, and

•	will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to terminate the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.
      In addition, the number of shares not deposited but represented by ADSs outstanding at any time as a result of pre-release will not normally exceed 30% of the shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have  outstanding ADSs representing approximately  % of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.
Lock-up Agreements
      Each of the selling shareholders, our directors, executive officers and certain of our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
      The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.
      Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Rule 701
      Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Registration Rights
      Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital— Registration Rights.”

TAXATION
      The following summary of the material Cayman islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel.
Cayman Islands Taxation
      The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
      The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
      The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

      PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
      The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
      The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
          Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
      Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
      With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
      To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.
          Taxation of Disposition of Shares
      Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.
          Passive Foreign Investment Company
      We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending December 31, 2005 is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year ending December 31, 2005 will not be determinable until the close of the current taxable year ending December 31, 2005, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
      We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
      We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
      If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
      Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.
      The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.
      If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
      You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
          Information Reporting and Backup Withholding
      Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse First Boston LLC and Morgan Stanley & Co. International Limited are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of ADSs indicated in the table below.

Number of
Underwriter	ADSs

Credit Suisse First Boston LLC
Morgan Stanley & Co. International Limited
CLSA Limited
SG Cowen & Co., LLC

Total

      The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of $ per ADS under the public offering price. Any underwriter may allow, and such dealer may reallow, a concession not in excess of $          per ADS to other underwriters or to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.
      We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of  additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.
      If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be $  million, the total underwriting discounts and commissions would be $  million, the total proceeds to us would be $  million, and the total proceeds to the selling shareholders would be $ . We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.
      The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total

	No	Full	No	Full
Underwriting Discounts and Commissions To Be Paid by	Exercise	Exercise	Exercise	Exercise

Suntech Power Holdings Co., Ltd.	$	$	$	$
Selling shareholders	$	$	$	$
      The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $  million.

      The underwriters have informed us and the selling shareholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.
      Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that Morgan Stanley & Co. International Limited expects to make offers and sales in the United States through its registered broker-dealer affiliate Morgan Stanley & Co. Incorporated and that CLSA Limited expects to make offers and sales in the United States through its registered broker-dealer affiliate Calyon Securities (USA) Inc.
      We have applied for approval to list our ADSs on the New York Stock Exchange under the symbol “STP.” We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs whether any transaction described in this bullet point or the first bullet point above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement, without, in each case as mentioned in this bullet point or the first and second bullet point above, the prior written consent of the underwriters.
      The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•	the issuance of ordinary shares or the grant of options to purchase ordinary shares under our equity incentive plan; and

•	the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.
      Each of the selling shareholders, our directors, executive officers and certain of our other existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs whether any transaction described in this bullet point or the first bullet point above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement, without, in each case as mentioned in this bullet point or the first and second bullet point above, the prior written consent of the underwriters.

      The restrictions described in the preceding paragraph do not apply to:

•	transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

•	certain other transfers of ordinary shares or ADSs, including to immediate family members, trusts, partners, members or controlled affiliates.
      In addition, each of the selling shareholders, our directors, executive officers and certain of our other existing shareholders has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.
      The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      In addition, certain of our option holders have agreed that the ordinary shares they will receive when they exercise their share options will be subject to the foregoing restrictions related to our selling shareholders, directors, executive officers and certain of our other existing shareholders until the later of (i) September 5, 2006, the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period.
      In order to facilitate the offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs for their own account. A short sale is “covered” if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short position or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. One or more of the underwriters may distribute prospectuses electronically. Neither we nor the underwriters will rely on third-party providers to comply with the prospectus delivery requirements. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.
      From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us, our affiliates and employees, for which they receive customary fees and commissions.
      We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Pursuant to an agreement with the underwriters, we will be reimbursed for some of our expenses incurred in the offering.
      At our request, the underwriters have reserved for sale, at the initial public offering price, up to five percent of the ADSs being offered in this prospectus for our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Credit Suisse First Boston LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.
      The address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010-3629, U.S.A. The address of Morgan Stanley & Co. International Limited is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of CLSA Limited is 18th Floor, One Pacific Place, 88 Queensway, Hong Kong. The address of SG Cowen & Co., LLC is 1221 Avenue of the Americas, New York, New York 10020, U.S.A.
Pricing of the Offering
      Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.
      The ADSs are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.
Selling Restrictions
      No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.
      European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      United Kingdom. Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of the ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.
      Canada. Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each

Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.
      A “Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.
      Japan. The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
      Hong Kong. The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.
      Singapore. This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of our ADSs or caused our ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of our ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      People’s Republic of China. Each underwriter will be deemed to have represented and agreed that it has not and will not circulate or distribute this prospectus in the PRC and it has not offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.
      Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

EXPENSES RELATED TO THIS OFFERING
      Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	$
New York Stock Exchange listing fee
National Association of Securities Dealers, Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

      Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.

LEGAL MATTERS
      The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group (Shanghai) and for the underwriters by Haiwen & Partners. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Grandall Legal Group (Shanghai) with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.
EXPERTS
      Our consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at Shanghai, 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, Peoples Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.
      Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.
      As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Owners of
Suntech Power Holdings Co., Ltd.:
      We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004 and the results of their operations and their cash flows for the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
August 16, 2005, except for note 1 and note 17 which are dated September 23, 2005.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	December 31,

	2003	2004

	$	$
ASSETS
Current assets:
Cash and cash equivalents	1,558,655	19,122,090
Restricted cash	294,511	5,995,477
Inventories	3,347,223	17,472,429
Accounts receivable, net of allowance for doubtful accounts of $76,961 and $159,318 in 2003 and 2004	2,488,410	5,252,725
Other receivable, net of allowance for doubtful accounts of $11,006 and $14,064 in 2003 and 2004	215,688	233,165
Value-added tax recoverable	133,712	1,222,634
Advances to suppliers	188,497	2,195,265
Amounts due from related parties	59,003	265,199
Deferred tax assets	—	154,504

Total current assets	8,285,699	51,913,488
Property, plant and equipment, net	6,912,343	13,211,346
Intangible assets, net	1,428,394	2,412,754
Investment in an affiliate	—	69,402
Non-current receivables	42,232	42,233
Deferred tax assets	361,893	818,854

TOTAL ASSETS	17,030,561	68,468,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	7,205,566	34,441,687
Accounts payable	2,263,008	2,940,141
Other payable	375,319	202,307
Advances from customers	186,906	374,139
Accrued payroll and welfare	35,280	57,037
Government grants	—	2,060,049
Amounts due to related parties	137,111	149,341

Total current liabilities	10,203,190	40,224,701
Accrued warranty costs	68,344	847,580

Total liabilities	10,271,534	41,072,281

Commitments and contingencies (Note 13)
Ordinary share of par value $0.01: authorized 465,332,948 shares; issued and outstanding, 90,000,000 shares in 2003 and 2004	900,000	900,000
Additional paid-in capital	7,108,868	7,108,868
Subscription receivable	(876,165)	—
Retained (deficit)/earnings	(376,487)	19,380,188
Other comprehensive income	2,811	6,740

Total shareholders’ equity	6,759,027	27,395,796

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,030,561	68,468,077

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars)

	Years Ended December 31,

	2002	2003	2004

	$	$	$
Net revenues:
PV cells	173,713	9,741,119	7,331,577
PV modules	2,851,364	4,104,408	77,898,293
PV system integration	—	42,784	57,667

Total net revenues	3,025,077	13,888,311	85,287,537
Cost of revenues:
PV cells	138,957	7,695,484	5,269,342
PV modules	2,729,292	3,467,220	54,861,953
PV system integration	—	32,977	43,108

Total cost of revenues	2,868,249	11,195,681	60,174,403

Gross profit	156,828	2,692,630	25,113,134

Selling expenses	157,267	558,886	1,749,800
General and administrative expenses	979,793	1,233,817	2,889,026
Research and development expenses	61,466	147,759	465,332

Total operating expenses	1,198,526	1,940,462	5,104,158

(Loss) income from operations	(1,041,698)	752,168	20,008,976
Interest expenses	(92,868)	(226,592)	(1,036,442)
Interest income	8,538	5,948	57,143
Other income	167,642	93,094	166,972

(Loss) income before income taxes	(958,386)	624,618	19,196,649
Tax benefit	61,150	300,730	611,447

Net (loss) income after taxes	(897,236)	925,348	19,808,096
Equity in loss of an affiliate	—	—	51,421

Net (loss) income	(897,236)	925,348	19,756,675

Net (loss) income per share:
Basic and diluted	$(0.010)	$0.010	$0.220

Shares used in computation:
Basic and diluted	90,000,000	90,000,000	90,000,000

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars)

						Accumulated
			Additional		Retained	Other
			Paid-in	Subscription	Earnings	Comprehensive
	Ordinary Shares		Capital	Receivable	(Deficit)	Income	Total

	Number	$	$	$	$	$	$
Balance at January 1, 2002	90,000,000	900,000	7,108,868	(876,165)	(404,599)	2,931	6,731,035
Net loss	—	—	—	—	(897,236)	—	(897,236)
Foreign currency translation adjustments	—	—	—	—	—	(590)	(590)

Balance at December 31, 2002	90,000,000	900,000	7,108,868	(876,165)	(1,301,835)	2,341	5,833,209
Net income	—	—	—	—	925,348	—	925,348
Foreign currency translation adjustments	—	—	—	—	—	470	470

Balance at December 31, 2003	90,000,000	900,000	7,108,868	(876,165)	(376,487)	2,811	6,759,027
Collection of subscription capital	—	—	—	876,165	—	—	876,165
Net income	—	—	—	—	19,756,675	—	19,756,675
Foreign currency translation adjustments	—	—	—	—	—	3,929	3,929

Balance at December 31, 2004	90,000,000	900,000	7,108,868	—	19,380,188	6,740	27,395,796

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years Ended December 31,

	2002	2003	2004

	$	$	$
Operating activities:
Net (loss) income	(897,236)	925,348	19,756,675
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	831,236	1,182,390	1,970,475
Deferred tax	(61,148)	(300,745)	(611,465)
Loss on disposal of property, plant and equipment	—	—	16,151
Provision for doubtful debts	42,209	32,593	85,415
Equity in loss of an affiliate	—	—	51,421
Changes in operating assets and liabilities:
Inventories	(1,209,354)	(2,137,869)	(14,125,206)
Accounts receivable	(1,707,296)	(858,075)	(2,846,672)
Other receivable	386,634	(174,466)	(20,535)
Value-added tax recoverable	(34,248)	(99,464)	(1,088,922)
Advances to suppliers	216,435	(102,594)	(2,006,768)
Amounts due from related parties	(87,534)	28,531	(206,196)
Accounts payable	208,877	2,054,131	677,133
Other payable	(293,533)	42,410	(75,689)
Advances from customers	165,437	21,469	187,233
Accrued payroll and welfare	12,708	7,211	21,757
Amounts due to related parties	50,524	86,587	12,230
Accrued warranty costs	29,025	39,319	779,236
Non-current receivables	(11,815)	(30,417)	(1)

Net cash (used in) provided by operating activities	(2,359,079)	716,359	2,576,272

Investing activities:
Purchases of property, plant and equipment	(2,535,978)	(2,546,544)	(8,232,571)
Purchases of intangibles		(241,642)	(1,144,346)
Proceeds from disposal of property, plant and equipment	—	—	9,605
Government grant	—	—	2,060,049
Investment in an affiliate	—	—	(120,823)
Increase in restricted cash	(56,596)	(237,915)	(5,700,966)

Net cash used in investing activities	(2,592,574)	(3,026,101)	(13,129,052)

Financing activities:
Net proceeds from short-term borrowings	3,624,360	3,581,206	27,236,121
Proceeds from subscription receivable	—	—	876,165

Net cash provided by financing activities	3,624,360	3,581,206	28,112,286

Effect of exchange rate changes	(590)	470	3,929

Net (decrease) increase in cash and cash equivalents	(1,327,883)	1,271,934	17,563,435
Cash and cash equivalents at the beginning of the year	1,614,604	286,721	1,558,655

Cash and cash equivalents at the end of the year	286,721	1,558,655	19,122,090

Supplemental disclosure of cash flow information:
Interest paid	92,868	226,593	997,946

Income taxes paid	—	—	—

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	151,509	173,201	75,878

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
      Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005.
      Suntech Power and it subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products in the People’s Republic of China (the “PRC”) and overseas markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary established in the PRC, Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), in which Suntech Power indirectly holds a 100% interest.
      Suntech Power, through its subsidiary Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interests in Wuxi Suntech through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.
      On August 8, 2005, the Company issued 1 share for par value of $0.01 on incorporation. On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of US$0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests, and accordingly all share and per share data have been restated to give retroactive effect to this transaction. Accordingly, the share capital represents the capital amount of the Company as if the reorganization had been completed as of the earliest period presented.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation
      The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation
      The consolidated financial statements include the financial statements of Suntech Power and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation. An affiliated company in which the Company owns more than 20% and less than 51% of the investment is accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments is included in the accompanying consolidated statements of operations.

(c)	Use of estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s finance statements include provision for doubtful debts, provision for warranty, valuation of deferred tax assets, and useful lives of intangible assets and property, plant and equipment.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

(d)	Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
      Restricted cash represented bank deposit for securing letter of credit facilities granted to the Company. The Company has then classified as restricted certain cash and cash equivalents that are not available for use in its operations.

(e)	Inventories
      Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method.

(f)	Property, plant and equipment
      Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
      Cost incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation from that time.

(g)	Intangible assets
      Technical know-how is carried at cost, less accumulated amortization. The technical know-how involve design of the PV manufacturing line, selection of facility and manufacturing equipment, provision of manufacturing technologies and process for high efficiency silicon solar cells based on screen printing method and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction. Amortization is calculated on a straight-line basis over the expected useful life of the asset of 10 years. Amortization expenses for the years ended December 31, 2002, 2003 and 2004 was $160,132, $159,911 and $159,986, respectively. The technical know-how would be amortized over its useful life following the pattern in which the expected benefits will be consumed or otherwise used up.
      Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 46 years and 4 months.

(h)	Investments in affiliates
      The equity method of accounting is used when the Company has significant influence on the investments in other entities as evidenced by a 20% to 50% interest. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities and by dividend distributions or subsequent investments.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

(i)	Impairment of long-lived assets
      The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(j)	Income taxes
      Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics of the underlying assets and liabilities.

(k)	Revenue recognition
      Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s contracts are written such that products are shipped CIF destination. Accordingly, the Company must receive written evidence that the products have been delivered to and accepted by the customer prior to recognizing revenue. Additionally, certain of the Company’s agreements provide for settlement through document-against-payment (D/ P method), whereby the Company presents shipping documents to its bank and the Company’s bank forwards the shipping documents along with a collection notice to the customer’s bank, which then sends the collection notice to the customer. The customer makes payment upon receiving the notice and only after payment does the customer take possession of the products. A majority of the Company’s sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers, in the Company’s financial statements, until delivery has occurred.
      The Company has distributor arrangements with certain parties for sales on their own account or, through arrangements with the Company, to direct ship to specified customers. In either arrangement the distributor pays the Company for products based on pre-arranged price lists which are subject to periodic update. The payment terms with the distributors are either down payment upon delivery to the warehouse or payment terms of up to 2 months if collateralized by bank letters of credit. The Company also offers a one percent discount to certain distributors if payment is made upon delivery to the warehouse. The agreements with the distributors contain the Company’s customary product warranties and contain no post shipment obligations nor any return or credit provisions.
      The Company recognizes revenues for systems integration at the time the integration project is completed (contracts are typically one to two weeks in duration), primarily because the Company does not have vendor specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting.
      In addition to evidence of contractual arrangements and delivery of products or services, as discussed above, the Company only recognizes revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)
      Revenues also include reimbursements of shipping and handling costs of products sold to customers.

(l)	Cost of revenue
      Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.

(m)	Research and development
      Research and development costs are expensed when incurred.

(n)	Advertising expenses
      Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $14,234, $48,514 and $129,660 for the years ended December 31, 2002, 2003 and 2004, respectively.

(o)	Warranty cost
      The Company warrants its products for up to 25 years after sales have taken place. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of its competitors’ accrual history while incorporating some estimates of failure rates through its quality review staff. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(p)	Government grants
      Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(q)	Foreign currency translation
      The functional currency of the Company is Renminbi (“RMB”). Transactions denominated in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations.
      The Company has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each period end and average exchange rates are used for the statements of operations. Translation adjustments resulting from translation of these financial statements are reflected as accumulated translation reserve in the owners’ equity.

(r)	Foreign currency risk
      The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)
The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $358,667 and $21,015,109 at December 31, 2003 and 2004, respectively.

(s)	Concentration of credit risk
      Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable.
      The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(t)	Fair value of financial instruments
      The carrying amounts of trade receivables, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.

(u)	Income (loss) per share
      Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive. No dilutive potential ordinary share equivalents were outstanding as of December 31, 2002, 2003 and 2004.

(v)	Recently issued accounting pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15,

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)
2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

3.	INVENTORIES
      Inventories consist of the following:

	At December 31,

	2003	2004

	$	$
Raw materials	2,058,162	4,627,865
Work-in-process	64,974	657,232
Finished goods	1,224,087	12,187,332

	3,347,223	17,472,429

4.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE
      As of December 31, 2003 and 2004, accounts receivable of $Nil and $3,760,185, respectively, were pledged to certain banks as collateral for the letter of credit facilities granted to the Company.
      The Company made provision for doubtful debts of in the aggregate amount of $42,209, $32,593, and $85,415 during the years ended December 31, 2002, 2003 and 2004, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET
      Property, plant and equipment, net consist of the following:

	At December 31,

	2003	2004

	$	$
Buildings	80,620	80,620
Leasehold improvements	588,212	1,227,718
Plant and machinery	6,434,921	10,959,894
Furniture, fixtures and equipment	236,483	358,499
Motor vehicles	171,304	214,918
Construction in process	1,094,386	3,853,152

Total	8,605,926	16,694,801
Less: Accumulated depreciation	(1,693,583)	(3,483,455)

Property, plant and equipment, net	6,912,343	13,211,346

      Depreciation expense was $671,104, $1,022,479 and $1,810,489 for the years ended December 31, 2002, 2003 and 2004, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

6.	INTANGIBLE ASSETS, NET
      Amortized intangible assets, net consist of the following:

	At December 31,

	2003	2004

	$	$
Cost
Technical know-how	1,600,116	1,600,116
Land use rights	241,642	1,385,988

Total	1,841,758	2,986,104

Less: Accumulated amortization
Technical know-how	(413,364)	(573,350)
Land use rights	—	—

Total	(413,364)	(573,350)

	1,428,394	2,412,754

      At inception, certain shareholders agreed to contribute approximately $6.4 million for a 80% interest in the company and the other shareholder agreed to contribute unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi and the remaining equity interest holders at the formation of Wuxi Suntech.
      Land use rights represents $1,144,346 of rights in the PRC which were obtained on December 20, 2004. In addition, the Company has paid $241,642 for other rights for which the Company is still awaiting certification with the appropriate PRC authorities. Once certification has been obtained, the Company will begin amortizing this land use rights.
      For each of the next five years, annual amortization expenses of the above technical know-how and land use rights will be approximately $160,012 and $24,698, respectively.

7.	INVESTMENT IN AN AFFILIATE
      During June 2004, the Company and four other parties formed a joint venture, Wuxi Shangneng Photovoltaic Science System Co., Ltd. (“Wuxi Shangneng”). The Company contributed $120,823 in cash to fund the initial investment in the venture. Due to its 50% voting interest in Wuxi Shangneng, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings/losses of this affiliate are recognized in the statements of operations from the period Wuxi Shangneng began operations.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

8.	SHORT-TERM BORROWINGS
      Short-term borrowings consist of the following:

	At December 31,

	2003	2004

	$	$
Bank borrowings	6,782,692	34,441,687
Loan from a government authority	422,874	—

	7,205,566	34,441,687

      The short-term bank borrowings outstanding as of December 31, 2002, 2003, and 2004 bore an average interest rate of 4.97%, 5.12% and 4.47%, respectively. These loans are borrowed from various financial institutions and represent the maximum amount of the facility. Each of these borrowings has a term of one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature.
      The short-term bank borrowings of $2,899,707 and $1,933,184 as of December 31, 2003 and 2004 were guaranteed by certain investors. The remaining amounts were guaranteed by certain independent financial institutions, in return for which the Company paid them service charges of nil, $3,262, and $241,150, for the years ended December 31, 2002, 2003 and 2004, respectively, for the provision of the guarantee.
      The loan from a government authority was unsecured, interest free and was repaid in 2004.

9.	ACCRUED WARRANTY COSTS
      The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The Company’s warranty activity is summarized below:

	At December 31,

	2003	2004

	$	$
Beginning balance	29,025	68,344
Warranty provision	39,319	779,236
Warranty costs incurred	—	—

Ending balance	68,344	847,580

10.	OTHER INCOME

	Year Ended December 31,

	2002	2003	2004

	$	$	$
Foreign currency exchange gain, net	5,909	3,961	24,678
Government grants	33,829	88,982	128,833
Gain on disposal of investment securities	127,904	—	—
Others	—	151	13,461

	167,642	93,094	166,972

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

11.	TAX BENEFIT
      The tax benefit comprises:

	Year Ended December 31,

	2002	2003	2004

	$	$	$
Current Tax	—	—	—
Deferred Tax	61,150	300,730	611,447

	61,150	300,730	611,447

      Suntech Power is a tax exempted company incorporated in the Cayman Islands.
      The major operating subsidiary, Wuxi Suntech, is governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC income tax law, foreign-invested manufacturing enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. Foreign-invested manufacturing enterprises are entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years thereafter.
      However, preferential tax treatment of Wuxi Suntech as a “High or New Technology” company has been agreed with the relevant tax authorities. On this basis, Wuxi Suntech is entitled to a preferential tax rate of 15% for the two years ending December 31, 2006. Pursuant to the PRC Income Tax Laws, the high or new technology company status needs to be reviewed and approved every two years.
      As a result, Wuxi Suntech was exempted from income tax for the two years ended December 31, 2004 and its applicable income tax rate is 7.5% for the two years ending December 31, 2006.
      The principal components of the deferred income tax assets are as follows:

	At December 31,

	2003	2004

	$	$
Deferred tax assets:
Accrued warranty costs	22,554	279,702
Tax credit on acquisition of domestic equipment	194,945	194,949
Government grant	—	154,504
Pre-operating expense	14,901	14,902
Equity in loss of an affiliate	—	3,857
Depreciation of property, plant and equipment	129,493	325,444

Total deferred tax assets	361,893	973,358

Analysis as:
Current	—	154,504
Non-current	361,893	818,854

	361,893	973,358

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)
      Reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 33% to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,

	2002		2003		2004

PRC enterprise income tax	(33%	)	33%		33%
Expenses not deductible for tax purpose	21%		1%		7%
Tax exemption and tax relief granted to the Company	6%		(51%	)	(43%	)
Tax credit on acquisition of domestic equipment	—		(31%	)	—

	(6%	)	(48%	)	(3%	)

12.	RELATED PARTY TRANSACTIONS AND BALANCES
          Related party balances:
      The amounts due from related parties include cash advances to Mr. Yanren Li who used to be a director and had beneficial interest in the Company, and Dr. Zhengrong Shi, a director, who has beneficial interest in the Company, trade and other receivables from Wuxi Shangneng, and other receivables from one of its investors, Wuxi Jinwei Solar Energy Technical Co.
      The amounts due to related parties include payroll payable to Mr. Yanren Li and Dr. Zhengrong Shi, and trade payable to Wuxi Shangneng.
      The amounts are unsecured, interest free and have no fixed repayment terms.
          Related party transactions:
      Other than as disclosed in notes 8 and 13, the Company has following related party transactions:
      During the years ended December 31, 2002, 2003 and 2004, the Company purchased raw materials from Wuxi Shangneng in amounts of $Nil, $Nil and $27,085, respectively. Included in the amounts due to related parties are amounts of $Nil and $27,085, respectively, payable to Wuxi Shangneng as of December 31, 2003 and 2004 in respect of materials purchase.

13.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments
      The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $60,511, $69,726 and $101,273 for the years ended December 31, 2002, 2003 and 2004, respectively.
      Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2004 were as follows:

December 31	$

2005	101,299
2006	49,970

Total	151,269

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

b)	Commitments
      As of December 31, 2003 and 2004, commitments outstanding for the purchase of property, plant and equipment approximated $231,581 and $11,077,842, respectively. The Company has entered into several purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2003 and 2004, future minimum purchases remaining under the agreements approximated $1,585,152 and $3,863,627, respectively.

c)	Contingencies
      As of December 31, 2004, the Company was contingently liable as guarantor with respect to a total amount of $2,778,952 to three separate borrowings of a shareholder, Wuxi Shanhe Group. The underlying loans mature ratably on July 15, 2005, September 23, 2005, and January 23, 2006. The Company guarantees the entire principal amount, any accrued interest, and any penalties to be incurred by the borrower in the event of any default. The Company has no recourse for recovery from third parties as a result of any payments under the guarantees. No material loss is anticipated by reason of the guarantees. The Company has provided these guarantees to Wuxi Shanhe Group since January 2004. The carrying value of the guarantees is Nil, as the fair value of the guarantees was immaterial.

14.	SEGMENT INFORMATION
      The Company operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,

	2002	2003	2004

	$	$	$
Europe:
- Germany	—	2,616,465	61,527,847
- Others	—	819,831	14,691,607

Europe Total	—	3,436,296	76,219,454
China	3,025,077	6,449,691	6,704,863
South Africa	—	3,452,520	1,345,065
Others	—	549,804	1,018,155

Total net revenues	3,025,077	13,888,311	85,287,537

      All the identifiable assets of the Company are located in the PRC.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

15.	MAJOR CUSTOMERS
      Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31,

	2002	2003	2004

	$	$	$
Company A	2,160,249	303,370	—
Company B	—	3,452,520	1,345,065
Company C	—	1,529,353	1,688,326
Company D	—	360	17,465,180
Company E	—	—	20,083,254
Company F	—	—	9,969,044
      The accounts receivable from the 2 customers with the largest receivable balances represents 20% and 62% of the balance of the account at December 31, 2003 and 2004, respectively.

16.	EMPLOYEE BENEFIT PLANS
      Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 22% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $30,598, $58,711 and $106,818 for the years ended December 31, 2002, 2003 and 2004, respectively.
      In addition, the Company is required by law to contribute approximately 8%, 8%, 2% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $10,904, $23,972 and $48,226 for the years ended December 31, 2002, 2003 and 2004, respectively. The amounts contributed for housing funds were $9,677, $18,714 and $32,828 for the years ended December 31, 2002, 2003 and 2004, respectively. The amounts contributed for other benefits were $4,868, $9,340 and $16,994 for the years ended December 31, 2002, 2003 and 2004, respectively.
17. SUBSEQUENT EVENTS
      Subsequent to December 31, 2004, the following events occurred:
      a) On August 25, 2005, Wuxi Suntech acquired an additional 50% interests in Wuxi Shangneng with a total consideration of $123,449. The Company intends to merge the business of Wuxi Shangneng into Wuxi Suntech and liquidate Wuxi Shangneng afterwards.
          b) Investment
      On July 18, 2005, the Company entered into an equity interest transfer agreement to acquire 51% equity interest in one of the Company’s customers for cash consideration of $538,145.
      On August 31, 2005, the Company entered into an agreement with three individuals to establish a joint venture in PRC, Luoyang Suntech Power Co. Ltd (“Luoyang Suntech”). The Company will invest $5,306,395 in the Luoyang Suntech which represents 87.2% of the equity interest of Luoyang Suntech. . Luoyang Suntech will be principally engaged in manufacturing and sales of PV products. At the balance sheet date, Luoyang Suntech has not yet obtained its business license.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)
          c) Preferred Shares
      In May 2005, the Company issued 34,667,053 Series A redeemable convertible preferred shares, par value $0.01 per share (the “Series A Shares”), to a group of third party investors for cash proceeds of $80,001,156, net of issuance costs of $1,057. The cash proceeds were used primarily to purchase the equity interests of the previous shareholders with the remainder for general corporate purposes.
      The key terms of the Series A Shares are as follows:
      Dividends. The holders of Series A Shares are entitled to receive dividends at an annual rate of 5% of the original issue price per annum for each Series A Share, when and if declared by the Board of Directors of the Company.
      Conversion. Each Series A Share is automatically convertible into one ordinary share at any time after the date of issuance of such shares, upon the consummation of a qualified public offering, or obtaining the necessary written consent from the holders of Series A Shares. In the event the Company’s 2005 net income is less than certain predefined amounts, the conversion price, then in effect, shall be adjusted.
      Voting rights. Each Series A Share shall entitle the holder to such number of votes as shall equal the number of ordinary shares into which such Series A Share is then convertible.
      Redemption. The holders of Series A Shares may redeem at any time after the earlier of (i) the date that is thirty-seven months from the date of the issuance of the Series A shares and (ii) such time as the holders of no less than two-thirds of the then outstanding preferred shares require, upon fulfillment of certain conditions, that the Company redeem all of the preferred shares outstanding. In connection with the redemption of any Series A Shares, the Group shall pay a redemption price equal to 115% of the original purchase price of the preferred shares.
      Liquidation preference. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Shares then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to 115% of Series A original issue price plus all declared but unpaid dividends as of the liquidation date.
          d) Option to Non-employees
      On May 6, 2005, the Company granted options to acquire 4,699,383 ordinary shares to its external consultants in exchange for reorganization advisory services, and to certain lenders in exchange for funds they loaned the Company in order to effect the reorganization. The options granted to the external consultants vested immediately while the options granted to the lenders vest over a three year period. The exercise price of these options is $2.3077. The Company recorded expense of approximately $5,865,309 for six months ended June 30, 2005, representing the fair value of the options calculated using the Black-Scholes option pricing model. Of the total option expense, $5,652,952 is recorded as finance costs related to the lenders; and $212,357 is recorded as professional charges related to the reorganization.
      The financing was provided by a group of investors who provided approximately US$8 million which BVI used as down payments to initiate the buy out of the equity interests of the previous Wuxi Suntech investors. Per the financing agreement, due to the successful acquisition of all of the outstanding equity interests of Wuxi Suntech by BVI, the loan was subsequently converted into equity of BVI. The number of shares received by the lenders was ultimately 22.5 million shares. The ratio of conversion was based in part on the successful acquisition of all of the outstanding equity interests of Suntech China. Had not all of the equity interests been acquired the lenders would have received 36 million shares.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)
      The following assumptions were used in the Black-Scholes option pricing model:

	Six months ended
	June 30, 2005

	Options to	Options to
	Consultants	investors

Average risk-free rate of return	4.178%	4.160%
Weighted average expected option life	0.65 years	3.5 years
Volatility rate	60%	80%
Dividend yield	0%	0%
          e) By July 22, 2005, Wuxi Shanhe Group’s two borrowings of a total amount of $1,812,360, which were guaranteed by the Company, had been repaid to the lender by Wuxi Shanhe Group.
          f) On August 31, 2005, the directors of the Company approved a resolution to transfer the equity interests in Wuxi Suntech held by Suntech Power Solar Systems Pty. Ltd. and Eucken Capital Limited to Power Solar BVI. After the proposed transfer, Wuxi Suntech will become a wholly owned subsidiary of Power Solar BVI.
          g) On September 5, 2005, the Company granted options to acquire an additional 6,110,000 ordinary shares to certain directors, employees and consultants. One-third of these options will vest on December 31, 2005, one-third of the options will vest on September 5, 2007 and 2008, respectively. The exercise price of these options is $6.922.

SUNTECH POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED BALANCE SHEET
(In U.S. dollars)

	September 30,	September 30,
	2005	2005

	$	Pro Forma
		(note 2)
		$
ASSETS
Current assets:
Cash and cash equivalents	24,571,234
Restricted cash	5,650,612
Inventories	39,129,038
Accounts receivable, net of allowance for doubtful accounts of $101,241 at September 30, 2005	2,539,050
Other receivable, net of allowance for doubtful accounts of $13,683 at September 30, 2005	439,632
Deferred listing expenses	540,065
Value-added tax recoverable	1,188,238
Advances to suppliers	23,288,225
Amount due from a related party	1,000
Deferred tax assets	273,511

Total current assets	97,620,605
Property, plant and equipment, net	32,976,175
Intangible assets, net	2,323,890
Goodwill	135,343
Investment in an affiliate	813,603
Deferred tax assets	1,364,838

TOTAL ASSETS	135,234,454

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	46,376,528
Accounts payable	6,246,129
Other payable	661,373
Payables in respect of purchase of property, plant and equipment	2,736,067
Advances from customers	1,766,488
Accrued payroll and welfare	1,049,325
Government grants	3,646,810
Amount due to a related party	325,033
Income tax payable	1,085,441

Total current liabilities	63,893,194

Long-term bank borrowing	4,943,152
Accrued warranty costs	2,117,821

Total liabilities	70,954,167

Commitments and contingencies (Note 17)
Minority interest	485,179
Series A redeemable convertible preferred shares ($0.01 par value; 34,667,052 shares authorized; and 34,667,052 shares issued and outstanding as of September 30, 2005) (liquidation value $92,000,000)	81,622,099	—
Shareholders’ (deficit) equity:
Ordinary share of par value $0.01: authorized 465,332,948 shares; issued and outstanding, 90,000,000 shares as of September 30, 2005; 124,667,052 shares issued and outstanding on a pro forma basis	900,000	1,246,671
Additional paid-in capital	(60,723,931)	20,551,497
Retained earnings	40,804,078	40,804,078
Other comprehensive income	1,192,862	1,192,862

Total shareholders’ (deficit) equity	(17,826,991)	63,795,108

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	135,234,454	135,234,454

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars)

	Nine months ended
	September 30,

	2004	2005

	$	$
Net revenues:
PV cells	5,597,480	22,926,878
PV modules	41,989,887	113,466,012
PV system integration	48,280	617,334

Total net revenues	47,635,647	137,010,224
Cost of revenues:
PV cells	4,181,357	14,199,833
PV modules	31,160,050	77,133,208
PV system integration	21,726	282,631

Total cost of revenues	35,363,133	91,615,672

Gross profit	12,272,514	45,394,552

Selling expenses	946,646	2,720,896
General and administrative expenses	2,064,246	8,859,400
Research and development expenses	285,632	723,317

Total operating expenses	3,296,524	12,303,613

Income from operations	8,975,990	33,090,939
Interest expenses (including share based compensation of nil for 2004 and $5,652,952 for 2005)	(628,219)	(7,134,347)
Interest income	31,036	122,392
Other income (expenses)	131,848	(653,048)

Income before income taxes	8,510,655	25,425,936
Tax benefit (expenses)	276,298	(2,252,282)

Net income after taxes before minority interest and equity in loss of affiliates	8,786,953	23,173,654
Minority interest	—	4,944
Equity in loss of affiliates	27,781	122,820

Net income	8,759,172	23,045,890
Deemed dividend on Series A redeemable convertible preferred shares	—	1,622,000

Net income attributable to holders of ordinary shares	8,759,172	21,423,890

Net income per share:
Basic	$0.097	$0.238

Diluted	$0.097	$0.210

Shares used in computation:
Basic	90,000,000	90,000,000

Diluted	90,000,000	109,994,095

Pro forma net income per share on an as converted basis: (Note 2)
Basic		$0.212

Diluted		$0.210

Shares used in calculating pro forma per share amounts on an as converted basis: (Note 2)
Basic		108,666,874

Diluted		109,994,095

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT AND
COMPREHENSIVE INCOME
(In U.S. dollars)

					Accumulated
			Additional		Other
			Paid-in	Retained	Comprehensive
	Ordinary Share		Capital	Earnings	Income	Total

	Number	$	$	$	$	$
Balance at January 1, 2005	90,000,000	900,000	7,108,868	19,380,188	6,740	27,395,796
Return of capital upon re-organization	—	—	(74,459,423)	—	—	(74,459,423)
Share based compensation	—	—	6,626,624	—	—	6,626,624
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	(1,622,000)	—	(1,622,000)
Net income	—	—	—	23,045,890	—	23,045,890
Foreign currency translation adjustments	—	—	—	—	1,186,122	1,186,122

Balance at September 30, 2005.	90,000,000	900,000	(60,723,931)	40,804,078	1,192,862	(17,826,991)

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Nine months ended
	September 30,

	2004	2005

	$	$
Operating activities:
Income attributable to holders of ordinary shares	8,759,172	21,423,890
Deemed dividend on Series A redeemable convertible preferred shares	—	1,622,000

Net income	8,759,172	23,045,890
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority interest	—	4,944
Share based compensation	—	6,626,624
Depreciation and amortization	1,352,372	2,205,855
Deferred tax	(276,305)	(614,812)
Loss on disposal of property, plant and equipment	(583)	303,314
Provision for (benefit of) doubtful debts	151,659	(58,388)
Equity in loss of affiliates	27,781	122,820
Changes in operating assets and liabilities:
Inventories	(13,721,359)	(21,423,820)
Accounts receivable	(1,455,443)	3,450,854
Other receivable	(1,592,819)	24,362
Value-added tax recoverable	131,161	34,396
Advances to suppliers	(2,659,313)	(21,092,960)
Amounts due from related parties	(557,758)	264,199
Accounts payable	5,168,541	3,249,146
Other payable	(111,597)	293,385
Advances from customers	832,999	1,389,181
Accrued payroll and welfare	36,877	987,887
Government grants	—	1,586,761
Income tax payable	—	1,085,441
Amounts due to related parties	(4,794)	175,692
Accrued warranty costs	420,378	1,270,241

Net cash (used in) provided by operating activities	(3,499,031)	2,931,012

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	—	(587,655)
Purchases of property, plant and equipment	(5,540,642)	(19,049,483)
Proceeds from disposal of property, plant and equipment	2,383	451
Purchase of marketable securities	(604,115)	—
Investment in affiliates	(120,823)	(905,837)
(Increase) decrease in restricted cash	(6,591,410)	344,865

Net cash used in investing activities	(12,854,607)	(20,197,659)

Financing activities:
Net proceeds from bank borrowings	23,475,767	16,877,993
Proceeds from subscription receivable	876,165	—
Return of capital upon reorganization	—	(74,459,423)
Net proceeds from issuance of preference shares	—	80,000,099
Deferred listing expenses	—	(540,065)

Net cash provided by financing activities	24,351,932	21,878,604

Effect of exchange rate changes	3,609	837,187

Net increase in cash and cash equivalents	8,001,903	5,449,144
Cash and cash equivalents at the beginning of the period	1,558,655	19,122,090

Cash and cash equivalents at the end of the period	9,560,558	24,571,234

Supplemental disclosure of cash flow information:
Interest paid	628,219	1,481,395

Income taxes paid	—	1,798,601

Supplemental schedule of non-cash investing activity:
Purchases of property, plant and equipment included in other payables	83,136	2,736,067

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
      Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005.
      Suntech Power and it subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products in the People’s Republic of China (the “PRC”) and overseas markets. During the periods covered by the unaudited consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary established in the PRC, Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), in which Suntech Power indirectly holds a 100% interest.
      Suntech Power, through its subsidiary Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interests in Wuxi Suntech through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.
      On August 8, 2005, the Company issued 1 share for par value of $0.01 on incorporation. On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of US$0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests, and accordingly all share and per share data have been restated to give retroactive effect to this transaction. Accordingly, the share capital represents the capital amount of the Company as if the reorganization had been completed as of the earliest period presented.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation
      The financial information with respect to the nine-month periods ended September 30, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of results to be expected for the full year.
      The unaudited consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation
      The unaudited consolidated financial statements include the financial statements of Suntech Power and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation. The affiliated companies in which the Company owns more than 20% and less than 51% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments are included in the accompanying consolidated statements of operations.

(c)	Use of estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include provision for doubtful debts, provision for warranty, valuation of deferred tax assets, and useful lives of intangible assets and property, plant and equipment.

(d)	Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
      Restricted cash represented bank deposit for securing letters of credit facilities granted to the Company. The Company has then classified as restricted certain cash and cash equivalents that are not available for use in its operations.

(e)	Inventories
      Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method.

(f)	Property, plant and equipment
      Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
      Cost incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commenced from that time.

(g)	Intangible assets
      Technical know-how is carried at cost, less accumulated amortization. The technical know-how involve design of the PV manufacturing line, selection of facility and manufacturing equipment, provision of manufacturing technologies and process for high efficiency silicon solar cells based on screen printing method and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction. Amortization is calculated on a straight-line basis over the expected useful life of the asset of 10 years. Amortization expenses for the nine months ended September 30, 2004 and 2005 was $119,987 and $141,696, respectively. The technical know-how would be amortized over its useful life following the pattern in which the expected benefits will be consumed or otherwise used up.
      Land use rights is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use rights agreement on a straight-line basis over the term of the agreement, which is 46 years and 4 months.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

(h)	Goodwill
      Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. The Company reviews goodwill for impairment at each financial year end date and whenever facts or circumstances indicate that the carrying amounts may not be recoverable. As part of the evaluation, the Company compares the fair value of the goodwill to its carrying value. To the extent that the carrying value exceeds the fair value, the Company would recognize an impairment loss.

(i)	Investments in affiliates
      The equity method of accounting is used when the Company has significant influence on the investments in other entities as evidenced by a 20% to 50% interest. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities and by dividend distributions or subsequent investments.

(g)	Impairment of long-lived assets
      The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(k)	Income taxes
      Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

(l)	Revenue recognition
      Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s contracts are written such that products are shipped CIF destination. Accordingly, the Company must receive written evidence that the products have been delivered to and accepted by the customer prior to recognizing revenue. Additionally, certain of the Company’s agreements provide for settlement through document-against-payment (D/P method), whereby the Company presents shipping documents to its bank and the Company’s bank forwards the shipping documents along with a collection notice to the customer’s bank, which then sends the collection notice to the customer. The customer makes payment upon receiving the notice and only after payment does the customer take possession of the products. A majority of the Company’s sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers, in the Company’s financial statements, until delivery has occurred.
      The Company has distributor arrangements with certain parties for sales on their own account or, through arrangements with the Company, to direct ship to specified customers. In either arrangement the distributor

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
pays the Company for products based on pre-arranged price lists which are subject to periodic update. The payment terms with the distributors are either down payment upon delivery to the warehouse or payment terms of up to 2 months if collateralized by bank letters of credit. The Company also offers a one percent discount to certain distributors if payment is made upon delivery to the warehouse. The agreements with the distributors contain the Company’s customary product warranties and contain no post shipment obligations nor any return or credit provisions.
      The Company recognizes revenues for systems integration at the time the integration project is completed (contracts are typically one to two weeks in duration), primarily because the Company does not have vendor specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting.
      In addition to evidence of contractual arrangements and delivery of products or services, as discussed above, the Company only recognizes revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured.
      Revenues also include reimbursements of shipping and handling costs of products sold to customers.

(m)	Cost of revenue
      Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.

(n)	Research and development
      Research and development costs are expensed when incurred.

(o)	Advertising expenses
      Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $51,000 and $380,192 for the nine months ended September 30, 2004 and 2005, respectively.

(p)	Warranty cost
      The Company warrants its products for up to 25 years after sales have taken place. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of its competitors’ accrual history while incorporating some estimates of failure rates through its quality review staff. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(q)	Government grants
      Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(r)	Foreign currency translation
      The functional currency of the Company is Renminbi (“RMB”). Transactions denominated in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations.
      The Company has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each period end and average exchange rates are used for the statements of operations. Translation adjustments resulting from translation of these financial statements are reflected as accumulated translation reserve in the shareholders’ deficit.

(s)	Foreign currency risk
      The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. As of September 30, 2005, the Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $20,262,784.

(t)	Concentration of credit risk
      Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable.
      The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(u)	Fair value of financial instruments
      The carrying amounts of trade receivables, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.

(v)	Share-based compensation
      The Company accounts for share-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. The Company records a compensation charge for the excess of the fair value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
      For the purpose of the foregoing pro forma calculation, had compensation cost for options granted to employees under the Company’s share option plan been determined based on fair value at the grant dates, the Company’s pro forma income would have been:

	Nine months ended September 30,

	2004	2005

Net income, as reported	$8,759,172	$23,045,890
Add: Employee stock compensation expense included in earnings	—	—
Deduct: Employee stock compensation expense determined using the fair value method not included in earnings	$—	$2,395,498

Pro forma net income	8,759,172	20,650,392
Deemed dividend on Series A redeemable convertible preferred shares	$—	$1,622,000

Pro forma net income available to ordinary shareholders	$8,759,172	$19,028,392

Shares used in computation:
Basic	90,000,000	90,000,000

Diluted	90,000,000	109,994,095

Net income per share:
Basic, as reported	$0.097	$0.238

Basic — pro forma	$0.097	$0.211

Diluted, as reported	$0.097	$0.210

Diluted — pro forma	$0.097	$0.188

(w)	Income per share
      Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
      The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Nine months ended September 30,

	2004	2005

Income available to ordinary shareholders	$8,759,172	$21,423,890
Deemed dividend on Series A redeemable convertible preferred shares	$—	$1,622,000

Net earnings assuming dilution	$8,759,172	$23,045,890

Weighted average number of ordinary shares for the calculation of basic income per share	90,000,000	90,000,000
Effect of dilutive potential ordinary shares:
Series A redeemable convertible preferred shares	—	18,666,874
Share options	—	1,327,221

Weighted average number of ordinary shares for the calculation of diluted income per share	90,000,000	109,994,095

Basic income per share	$0.097	$0.238

Diluted income per share	$0.097	$0.210

Shares used in computing pro forma per share amounts on an as converted basis:
Basic		108,666,874

Diluted		109,994,095

Pro forma net income per share on an as converted basis: basic		$0.212

Pro forma net income per share on an as converted basis: diluted		$0.210

(x)	Recently issued accounting pronouncements
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123-R”). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Company in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company has not yet quantified the effect of the future adoption of SFAS No. 123-R on a going forward basis. Prior to the adoption of SFAS No. 123-R, the Company will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as allowed by SFAS No. 123.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

(y)	Pro Forma Information
      The pro forma balance sheet information as of September 30, 2005 assumes the conversion upon completion of the initial public offering of all Series A redeemable convertible preferred shares outstanding as of September 30, 2005 into ordinary shares.

(z)	Pro Forma Net Income Per Share
      Pro forma basic and diluted income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding redeemable convertible preferred shares.

3.	ACQUISITIONS
      During the nine months ended September 30, 2005, the Company made the following acquisitions:

(a)	In August, 2005, the Company increased its existing ownership of Wuxi Shangneng Photovoltaic Sciences System Co., Ltd. (“Wuxi Shangneng”), a company engaged in the manufacture of PV products, from 50% to 100% by acquiring an additional 50% equity interests of Wuxi Shangneng, in exchange for cash of $123,449; and

(b)	In July, 2005, the Company entered into an equity interest transfer agreement to acquire 51% equity interests in Qinghai Gofly Green Energy Co., Ltd., a company engaged in the manufacture of PV products, for a cash consideration of $538,145.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
      The acquisitions were recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price was allocated as follows:

Net tangible assets assumed	526,251
Goodwill	135,343

Total consideration	661,594

Cashflow information
Cash consideration paid	661,594
Less: cash acquired	(73,939)

Business acquisitions, net of cash acquired	587,655

      The results of these acquired entities have been included in the Company’s consolidated results from their respective acquisition dates. Pro forma results from these acquisitions would not have been materially different from the amounts reported.

4.	INVENTORIES
      Inventories consist of the following:

At September 30,
2005

$
Raw materials	19,694,932
Work-in-process	1,291,547
Finished goods	18,142,559

39,129,038

5.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE
      The Company made provision for or (benefit of) doubtful debts in the aggregate amount of $151,659, and ($58,388) during the nine months ended September 30, 2004 and 2005, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

6.	PROPERTY, PLANT AND EQUIPMENT, NET
      Property, plant and equipment, net consist of the following:

At September 30,
2005

$
Buildings	6,601,775
Leasehold improvements	1,282,750
Plant and machinery	26,486,196
Furniture, fixtures and equipment	698,042
Motor vehicles	425,404
Construction in process	3,160,989

Total	38,655,156
Less: Accumulated depreciation	(5,678,981)

Property, plant and equipment, net	32,976,175

      Depreciation expense was $1,232,385 and $2,064,159 for the nine months ended September 30, 2004 and 2005, respectively.
      The construction in process primarily represents the construction of a new plant that includes several new production lines.

7.	INTANGIBLE ASSETS, NET
      Amortized intangible assets, net consist of the following:

At September 30,
2005

$
Cost
Technical know-how	1,636,639
Land use rights	1,417,588

Total	3,054,227

Less: Accumulated amortization
Technical know-how	(709,210)
Land use rights	(21,127)

Total	(730,337)

2,323,890

      At inception, certain shareholders agreed to contribute approximately $6.4 million for a 80% interest in the Company and the other shareholder agreed to contribute unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi and the remaining equity interest holders at the formation of Wuxi Suntech.
      For each of the next five years, annual amortization expenses of the above technical know-how and land use rights will be approximately $163,660 and $25,261, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

8.	INVESTMENT IN AN AFFILIATE
      During June 2004, the Company and four other parties formed a joint venture, Wuxi Shangneng. The Company contributed $120,823 in cash to fund the initial investment in the venture. Due to its 50% voting interest in Wuxi Shangneng, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings/losses of this affiliate are recognized in the statements of operations from the period Wuxi Shangneng began operations.
      On August 25, 2005, Wuxi Suntech acquired an additional 50% interests in Wuxi Shangneng with a total consideration of $123,449. The Company intends to merge the business of Wuxi Shengneng into Wuxi Suntech and liquidate Wuxi Shangneng afterwards.
      During April 2005, the Company acquired a 25% equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd. (“Jiangsu Huariyuan”) for a purchase price of $905,837. Due to its 25% voting interests in Huariyuan, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings/losses of this affiliate are recognized in the statement of operations.

9.	BANK BORROWINGS

At September 30,
2005

$
Bank borrowings	51,319,680

Analysis as:
Short-term	45,140,740
Long term, current portion	1,235,788

Subtotal	46,376,528

Long term, non-current portion	4,943,152

Total	51,319,680

      The short-term bank borrowings outstanding as of September 30, 2005 bore an average interest rate of 3.503%. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. Each of these borrowings has a term of one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature. The short-term bank borrowings of $1,977,261 as of September 30, 2005 were guaranteed by an ex-shareholder. The remaining amounts were guaranteed by certain independent financial institutions, in return for which the Company paid them service charges of $203,813 and $280,176, for the nine months ended September 30, 2004 and 2005, respectively, for the provision of the guarantee.
      The Company has a long-term credit facility (“Credit Facility”) with Industrial and Commercial Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $6,178,950 (RMB50,000,000), of which $2,471,587 (RMB20,000,000) was borrowed on March 31, 2005; and an additional $3,707,370 (RMB30,000,000) was borrowed on September 26, 2005. The debt does not require any collateral or guarantee. The Credit Facility provides for a three-year term expiring on March 28, 2008 at an interest rate of 5.76% for the first drawing of $2,471,587 (RMB20,000,000) and 6.366% for the second drawing of $3,707,370 (RMB30,000,000) in the first year, and at market rate for the subsequent years.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

10.	ACCRUED WARRANTY COSTS
      The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The Company’s warranty activity is summarized below:

At September 30,
2005

$
Beginning balance	847,580
Warranty provision	1,285,184
Warranty costs incurred	(14,943)

Ending balance	2,117,821

11.	REDEEMABLE CONVERTIBLE PREFERRED SHARES
      In May 2005, the Company issued 34,667,052 Series A redeemable convertible preferred shares, par value $0.01 per share (the “Series A Shares”), to a group of third party investors for gross cash proceeds of $80,001,156, net of issuance costs of $1,057. The cash proceeds were used primarily to purchase the equity interests of the previous shareholders with the remainder for general corporate purposes.
      The key terms of the Series A Shares are as follows:
      Dividends. The holders of Series A Shares are entitled to receive dividends at an annual rate of 5% of the original issue price per annum for each Series A Share, when and if declared by the Board of Directors of the Company.
      Conversion. Each Series A Share is automatically convertible into one ordinary share at any time after the date of issuance of such shares, upon the consummation of a qualified public offering, or obtaining the necessary written consent from the holders of Series A Shares. In the event the Company’s 2005 net income is less than certain predefined amounts, the conversion price, then in effect, shall be adjusted.
      Voting rights. Each Series A Share shall entitle the holder to such number of votes as shall equal the number of ordinary shares into which such Series A Share is then convertible.
      Redemption. The holder of Series A Shares may redeem at any time after the earlier of (i) the date that is thirty-seven months from the date of the issuance of the Series A shares and (ii) such time as the holders of no less than two-thirds of the then outstanding preferred shares require, upon fulfillment of certain conditions, that the Company redeem all of the preferred shares outstanding. In connection with the redemption of any Series A Shares, the Company shall pay a redemption price equal to 115% of the original purchase price of the preferred shares. The Company accrued the premium over the redemption period as a deemed dividend with a debit to the retained earnings (deficit) of $1,622,000 in the nine months ended September 30, 2005.
      Liquidation preference. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Shares then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to 115% of Series A original issue price plus all declared but unpaid dividends as of the liquidation date.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

12.	CAPITAL STRUCTURE
      As a result of the recapitalization discussed in note 1, the Company acquired the equity interests in Wuxi Suntech held by several investors and issued convertible preferred shares. This has been reflected as a reduction to paid in capital and an increase to the preferred share balance. As discussed in note 11, the preferred shares convert to common shares upon completion of an initial public offering.
      Pursuant to the board resolution in August 2005, retained earnings of $4,999,998 was appropriated and declared as the registered capital of Wuxi Suntech. The appropriated retained earnings are therefore unavailable for distribution as a normal dividend.

13.	SHARE OPTIONS
      In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company. As of September 30, 2005, options to purchase not more than 13,503,991 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, options are generally granted at prices not less than 100% of the fair market value of ordinary shares on the date of grant and not less than $2.3077 per share. Each option granted should expires within 5 years from the date of grant and generally vest over 3 years while certain options vest upon grant. As of September 30, 2005, options to purchase 10,809,383 ordinary shares were granted and outstanding. No option was exercised during the period ended September 30, 2005.
          Options to Employees
      On September 5, 2005, the Company granted options to acquire 5,910,000 ordinary shares to certain directors and employees. One-third of these options will vest on December 31, 2005, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option which represents the fair value of the underlying ordinary shares on the date of grant. The ordinary shares that underlie the options that vest on December 31, 2005 are restricted as to the later of (i) one year from the date of grant, or (ii) 180 days after the Company successfully completes an initial public offering.
          Options to Non-employees
      On May 6, 2005, the Company granted 455,000 share options to its external consultants in exchange for reorganization advisory services, and 4,244,383 share options to certain lenders in exchange for funds they loaned the Company in order to effect the reorganization. The exercise price of these options is $2.3077 per option. The options granted to the external consultants vest immediately while the options granted to the lenders vest over a three year period. On September 5, 2005, the Company granted 200,000 options to certain consultants for services previously provided. One-third of these options will vest on December 31, 2005, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted with an exercise price of $6.922 per option which was the fair value of the underlying ordinary shares at date of grant, as the services were valued at the aggregate value of the options issued. The Company recorded expense of approximately $6,626,624 for the nine months ended September 30, 2005 estimated using the Black-Scholes option pricing model. Included in total compensation expenses, $5,652,952 is recorded as finance cost for the fund provided by lenders; $212,357 is regarded as professional charges related to the reorganization, and $761,315 for other consulting services provided to the Company.
      The financing was provided by a group of investors who provided approximately $8 million which Power Solar BVI used as down payments to initiate the buy out of the equity interests of the previous Wuxi Suntech

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
investors. Per the financing agreement, due to the successful acquisition of all of the outstanding equity interests of Wuxi Suntech by Power Solar BVI, the loan was subsequently converted into equity of Power Solar BVI. The number of shares received by the lenders was ultimately 22.5 million shares. The ratio of conversion was based in part on the successful acquisition of all of the outstanding equity interests of Suntech China. Had not all of the equity interests been acquired the lenders would have received 36 million shares.
      The following assumptions were used in the Black-Scholes option pricing model:

	Nine months ended September 30, 2005

	Options to	Options to	Options to
	Employees	consultants	Lenders

Average risk-free rate of return	4.460%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.47 years	3.50 years
Volatility rate	80%	70%	80%
Dividend yield	0%	0%	0%
      A summary of the option activity is as follows:

		Weighted average
	Number of options	exercise price

Options outstanding at January 1, 2005	—	—
Granted on May 6, 2005	4,699,383	$2.3077
Granted on September 5, 2005	6,110,000	$6.9220
Cancelled	—	—
Exercised	—	—

Options outstanding on September 30, 2005	10,809,383	$4.9159

      The following table summarizes information with respect to share options outstanding on September 30, 2005:

	Options Outstanding			Options Exercisable

		Weighted average
		remaining	Weighted average		Weighted average
	Number outstanding	contractual life	exercise price	Number exercisable	exercise price

Ordinary shares:
May 6, 2005	4,699,383	3.22 years	$2.3077	455,000	$2.3077
September 5, 2005	6,110,000	3.35 years	$6.9220	—	—

	10,809,383

      The following table summarizes information regarding options issued within 12-months prior to September 30, 2005:

	Number of	Fair value of
Grant Date	Options Issued	ordinary shares	Exercise price	Intrinsic value	Type of valuation

May 29, 2005	4,699,383	$2.3077	$2.3077	—	*
September 5, 2005	6,110,000	$6.9220	$6.9220	—	*
Type of valuation

*	The fair value was determined based on a contemporaneous valuation by a third party valuation specialist.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

14.	OTHER INCOME (EXPENSES)

	Nine months ended
	September 30,

	2004	2005

	$	$
Foreign currency exchange gain (loss), net	525	(732,136)
Government grants	118,383	63,287
Others	12,940	15,801

	131,848	(653,048)

15.	TAX BENEFIT (EXPENSES)
      The tax benefit (expenses) comprises:

	Nine months ended
	September 30,

	2004	2005

	$	$
Current tax	—	(2,867,094)
Deferred tax	276,298	614,812

	276,298	(2,252,282)

      Suntech Power is a tax exempted company incorporated in the Cayman Islands.
      The major operating subsidiary, Wuxi Suntech, is governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC income tax law, foreign-invested manufacturing enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. Foreign-invested manufacturing enterprises are entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years thereafter.
      However, preferential tax treatment of Wuxi Suntech as a “High or New Technology” company has been agreed with the relevant tax authorities. On this basis, Wuxi Suntech is entitled to a preferential tax rate of 15% for the two years ending December 31, 2006. Pursuant to the PRC Income Tax Laws, the high or new technology company status needs to be reviewed and approved every two years.
      As a result, Wuxi Suntech was exempted from income tax for the two years ended December 31, 2004 and its applicable income tax rate is 7.5% for the two years ending December 31, 2006.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)
      The principal components of the deferred income tax assets are as follows:

At September 30,
2005

$
Deferred tax assets:
Accrued warranty costs	681,144
Government grant	273,511
Pre-operating expense	10,669
Depreciation of property, plant and equipment	673,025

Total deferred tax assets	1,638,349

Analysis as:
Current	273,511
Non-current	1,364,838

1,638,349

      Reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 33% to income before income taxes and the actual provision for income taxes is as follows:

	Nine months ended
	September 30,

	2004		2005

PRC enterprise income tax	33%		33%
Losses with no tax benefit	0%		13%
Other expenses not deductible for tax purpose	4%		2%
Tax exemption and tax relief granted to the Company	(40%	)	(39%	)

	(3%	)	9%

16.	RELATED PARTY TRANSACTIONS AND BALANCES
          Related party balances:
      The amount due from a related party include cash advances to Dr. Zhengrong Shi, a director, who has beneficial interest in the Company.
      The amount due to a related party include trade payable to Jiangsu Huariyuan.
      The amounts are unsecured, interest free and have no fixed repayment terms.
          Related party transactions:
      Other than as disclosed in notes 9 and 17, the Company has following related party transactions:
      During the period from April 15, 2005, (the date on which Jiangsu Huariyuan became an affiliate of the Company), to September 30, 2005, the Company purchased raw materials from Jiangsu Huariyuan in the amount of $613,998.
      During the nine months ended September 30, 2004 and 2005 (up to the date Wuxi Shangneng became a subsidiary of the Company), the Company purchased raw materials from Wuxi Shangneng in amounts of $Nil and $38,311, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

17.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments
      The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $77,656 and $80,975 for the nine months ended September 30, 2004 and 2005, respectively.
      Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2005 were as follows:

Twelve months ending September 30,	$

2006	82,355
2007	10,343

Total	92,698

b)	Commitments
      As of September 30, 2005, commitments outstanding for the purchase of property, plant and equipment approximated $22,234,030. The Company has entered into several purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of September 30, 2005, future minimum purchases remaining under the agreements approximated $7,676,571. On August 31, 2005, the Company entered into an agreement with three individuals to establish a joint venture in PRC, Luoyang Suntech Power Co. Ltd (“Luoyang Suntech”). The Company will invest $5,306,395 in the Luoyang Suntech which represents 87.2% of the equity interest of Luoyang Suntech. Luoyang Suntech will be principally engaged in manufacturing and sales of PV products. At the balance sheet date, Luoyang Suntech has not yet obtained its business license.

c)	Contingencies
      As of September 30, 2005, the Company was contingently liable as guarantor with respect to a total amount of $988,631 to one borrowing of an ex-shareholder, Wuxi Shanhe Group. The underlying loan will mature on January 23, 2006. The Company guarantees the entire principal amount, any accrued interest, and any penalties to be incurred by the borrower in the event of any default. The Company has no recourse for recovery from third parties as a result of any payments under the guarantee. No material loss is anticipated by reason of the guarantee. The Company has provided guarantees to Wuxi Shanhe Group since January 2004. The carrying value of the guarantee is Nil, as the fair value of the guarantee was immaterial.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In U.S. dollars)

18.	SEGMENT INFORMATION
      The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Nine months ended September 30,

	2004	2005

	$	$
Europe:
- Germany	32,094,896	74,199,039
- Others	8,288,752	34,507,272

Europe Total	40,383,648	108,706,311
China	5,246,051	23,833,614
South Africa	1,248,246	136,521
Others	757,702	4,333,778

Total net revenues	47,635,647	137,010,224

      All the identifiable assets of the Company are located in the PRC.

19.	MAJOR CUSTOMERS
      Details of the customers accounting for 10% or more of total net sales are as follows:

	Nine months ended September 30,

	2004	2005

	$	$
Company A	8,809,355	14,265,592
Company B	7,524,005	13,974,537
Company C	—	43,381,176
Company D	6,422,017	934,816
      The accounts receivable from one customer with the largest receivable balance represents 16% of the balance of the account at September 30, 2005.

20.	EMPLOYEE BENEFIT PLANS
      Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 22% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $67,866 and $177,142 for the nine months ended September 30, 2004 and 2005, respectively.
      In addition, the Company is required by law to contribute approximately 8%, 8%, 2% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $27,138 and $74,078 for the nine months ended September 30, 2004 and 2005, respectively. The amounts contributed for housing funds were $17,044 and $46,695 for the nine months ended September 30, 2004 and 2005, respectively. The amounts contributed for other benefits were $10,797 and $28,182 for the nine months ended September 30, 2004 and 2005, respectively.

21.	SUBSEQUENT EVENT
      On October 14, 2005, the Company entered into a 10-year supply agreement with a supplier, under which the Company agree to purchase raw materials in an aggregate amount of approximately $80 million over the next 10 years.

SUNTECH
尚德电力

Solar PV Industry
Value Chain
MODULE
HIGH PURITY
SILICON
CELL
INGOTS
WAFER
BLOCKS
Off-Grid PV System
PV SYSTEM
CONTROLLER
INVERTER
BATTERY
D.C
A.C
T.V
REFRIGERATOR
On-Grid PV System
PV SYSTEM
CONNECTOR
GRID
INVERTER
HOME
ELECTRIC
METER
GRID

                            American Depositary Shares
Suntech Power Holdings Co., Ltd.
Representing                             Ordinary Shares

PROSPECTUS

Credit Suisse First Boston	Morgan Stanley

CLSA Asia-Pacific Markets	SG Cowen & Co.
                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our second amended and restated articles of association, which will be adopted upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.
      Under the form of indemnification agreements filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.
      The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.
      During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

				Underwriting
	Date of Sale	Number of	Consideration in	Discount and
Purchaser	or Issuance	Securities	U.S. dollars	Commission

Goldman Sachs (Asia) Finance	May 6, 2005	10,790,120 Series A Preferred Shares	24,900,000	N/ A
DragonTech Energy Investment Limited	May 6, 2005	5,460,061 Series A Preferred Shares	12,600,000	N/ A
Actis China Investment Holdings No. 4 Ltd.	May 6, 2005	5,416,727 Series A Preferred Shares	12,500,000	N/ A
Financial Natexis Singapore 3 Pte., Ltd.	May 6, 2005	4,766,720 Series A Preferred Shares	11,000,000	N/ A
Bestmanage Consultants Ltd.	May 6, 2005	4,333,381 Series A Preferred Shares	10,000,000	N/ A
Prax Capital Fund 1, LP.	May 6, 2005	3,900,043 Series A Preferred Shares	9,000,000	N/ A
Certain consultants and lenders of the Registrant	May 6, 2005	Options to purchase a total of 4,699,383 ordinary shares	N/ A	N/ A

Underwriting
	Date of Sale	Number of	Consideration in	Discount and
Purchaser	or Issuance	Securities	U.S. dollars	Commission

Certain directors, employees and consultants of the Registrant	September 5, 2005	Options to purchase a total of 6,110,000 ordinary shares	N/ A	N/ A

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
      (a) Exhibits

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3.1		Memorandum and Articles of Association of the Registrant, as currently in effect
3.2		Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant
4.1		Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4.2		Registrant’s Specimen Certificate for Ordinary Shares
4.3		Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4.4		Share Purchase Agreement, dated as of April 29, 2005, among Power Solar System Co., Ltd. and other parties therein
4.5		Sale and Purchase Agreement in relation to the entire issued share capital of Power Solar System Co., Ltd. dated as of August 29, 2005 among the registrant and other parties therein
4.6		Agreement for the Transfer and Assumption of Obligations under the Share Purchase Agreement and the Right of First Refusal and Co-Sale Agreement dated as of August 29, 2005 among the registrant and other parties therein
4.7		Long-term Loan Agreement between Wuxi Suntech Solar Power Company Limited and Industrial and Commercial Bank of China, Wuxi Branch dated March 31, 2005
4.8		RMB Loan Agreement (Short-term) between Wuxi Suntech Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated April 30, 2005
4.9		Foreign Currency Loan Agreement between Wuxi Suntech Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated January 31, 2005
5.1		Form of Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1		Form of Opinion of Latham & Watkins LLP regarding certain U.S. tax matters
10.1		Amended and Restated 2005 Share Incentive Plan adopted as of September 5, 2005
10.2		Form of Indemnification Agreement with the Registrant’s directors
10.3		Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant
10.4		Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement
21.1		Subsidiaries of the Registrant
23.1		Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm
23.2		Consent of Maples and Calder
23.3		Consent of Latham & Watkins LLP
23.4		Consent of Grandall Legal Group (Shanghai)
24.1		Powers of Attorney (included on signature page)
99.1		Code of Business Conduct and Ethics

*	To be filed by amendment
      (b) Financial Statement Schedules

      Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9.	UNDERTAKINGS.
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuxi, People’s Republic of China, on November 1, 2005.

SUNTECH POWER HOLDINGS CO., LTD.

By:	/s/ Zhengrong Shi

Name: Zhengrong Shi

Title:	Chairman of the Board,

Chief Executive Officer
POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints each of Zhengrong Shi and Amy Yi Zhang his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statement pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on November 1, 2005.

Signature	Title

/s/ Zhengrong Shi Name: Zhengrong Shi	Chairman of the Board/ Chief Executive Officer (principal executive officer)

/s/ Amy Yi Zhang Name: Amy Yi Zhang	Chief Financial Officer (principal financial and accounting officer)

/s/ Jingjia Ji Name: Jingjia Ji	Director

/s/ Jason E. Maynard Name: Jason E. Maynard	Director

/s/ Roman Jun Shaw Name: Roman Jun Shaw	Director

/s/ Yichuan Wang Name: Yichuan Wang	Director

Signature	Title

/s/ Wei Zhang Name: Wei Zhang	Director

/s/ Weiguo Zhang Name: Weiguo Zhang	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
      Under the Securities Act, the undersigned, the duly authorized representative in the United States, of Suntech Power Holdings Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware, on November 1, 2005.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi

Name: Donald J. Puglisi

Title:	Managing Director,

Puglisi & Associates

SUNTECH POWER HOLDINGS CO., LTD.
EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3.1		Memorandum and Articles of Association of the Registrant, as currently in effect
3.2		Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant
4.1		Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4.2		Registrant’s Specimen Certificate for Ordinary Shares
4.3		Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4.4		Share Purchase Agreement, dated as of April 29, 2005, among the Power Solar System Co., Ltd. and other parties therein
4.5		Sale and Purchase Agreement in relation to the entire issued share capital of Power Solar System Co., Ltd. dated as of August 29, 2005 among the registrant and other parties therein
4.6		Agreement for the Transfer and Assumption of Obligations under the Share Purchase Agreement and the Right of First Refusal and Co-Sale Agreement dated as of August 29, 2005 among the registrant and other parties therein
4.7		Long-term Loan Agreement between Wuxi Suntech Solar Power Company Limited and Industrial and Commercial Bank of China, Wuxi Branch dated March 31, 2005
4.8		RMB Loan Agreement (Short-term) between Wuxi Suntech Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated April 30, 2005
4.9		Foreign Currency Loan Agreement between Wuxi Suntech Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated January 31, 2005
5.1		Form of Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1		Form of Opinion of Latham & Watkins LLP regarding certain U.S. tax matters
10.1		Amended and Restated 2005 Share Incentive Plan adopted as of September 5, 2005
10.2		Form of Indemnification Agreement with the Registrant’s directors
10.3		Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant
10.4		Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement
21.1		Subsidiaries of the Registrant
23.1		Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm
23.2		Consent of Maples and Calder
23.3		Consent of Latham & Watkins LLP
23.4		Consent of Grandall Legal Group (Shanghai)
24.1		Powers of Attorney (included on signature page)
99.1		Code of Business Conduct and Ethics

*	To be filed by amendment